SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-14270

Nortel Inversora S.A.

(Translation of registrant’s name into English)

Nortel Investments S.A.

(Translation of registrant’s name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

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EXPLANATORY NOTE

On March 31, 2017, Nortel Inversora S.A. (“Nortel”) announced an agreement pursuant to which Telecom Argentina S.A. (“Telecom”), a company organized and existing under the laws of Argentina, will absorb Nortel, as well as Sofora Telecomunicaciones S.A. and Telecom Personal S.A., with Telecom as the surviving entity, in accordance with Argentine law (the “Reorganization”).

In addition, on June 30, 2017, Telecom announced an agreement to merge with Cablevisión S.A. (“Cablevisión”), a company organized and existing under the laws of Argentina, in accordance with Argentine law (the “Merger”). As of the date hereof, the Merger received the approval of the common shareholders of both Telecom and Cablevisión on August 31, 2017 and remains subject to customary closing conditions, including the approval of certain regulatory authorities.

In connection with the special meeting of holders of Nortel’s Series B Preferred Shares to be convened to consider, among other matters, the Reorganization, Nortel has requested from Telecom and Telecom has provided to Nortel: (i) supplementary information prepared by Cablevisión relating to its business and the industries in which it operates (“Cablevisión Supplementary Information”); (ii) Cablevisión’s consolidated condensed  interim financial statements as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 (“Cablevisión Unaudited Financial Statements”); (iii) Cablevisión’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (“Cablevisión Audited Financial Statements”); and (iv) Telecom’s unaudited pro forma consolidated statement of financial position as of June 30, 2017 and Telecom’s unaudited pro forma consolidated statement of income for the six-month period ended June 30, 2017 and for the year ended December 31, 2016, in each case giving effect to the Merger (together, “Telecom’s Unaudited Pro Forma Consolidated Financial Information”).

This Form 6-K (the “Report”) contains the following: (i) the Cablevisión Supplementary Information, (ii) the Cablevisión Unaudited Financial Statements under Annex A, (iii) the Cablevisión Audited Financial Statements under Annex B and (iv) Telecom’s Unaudited Pro Forma Consolidated Financial Information under Annex C.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Report, except where the context otherwise requires or implies, “Cablevisión” is used to refer to Cablevisión S.A. and, when the context otherwise requires, its consolidated subsidiaries. References herein to “Pesos” or “Ps.” are to Argentine pesos and references to “U.S. Dollars” or “US$” are to United States dollars.

The Cablevisión Audited Financial Statements have been audited by Price Waterhouse & Co. S.R.L. The Cablevisión Unaudited Financial Statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). The Cablevisión Audited Financial Statements have been prepared and presented in accordance with the International Financial Reporting Standards issued by the IASB.

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Caution Regarding Telecom’s Unaudited Pro Forma Consolidated Financial Information

Telecom’s unaudited pro forma consolidated statement of financial position assumes that the Merger was consummated on June 30, 2017 and Telecom’s unaudited pro forma consolidated income statements assume that the Merger was consummated on January 1, 2016.

Telecom’s Unaudited Pro Forma Consolidated Financial Information have been prepared using certain of Telecom’s and Cablevisión’s respective historical financial statements as more particularly described in the notes to Telecom’s Unaudited Pro Forma Consolidated Financial Information. Telecom’s Unaudited Pro Forma Consolidated Financial Information are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price allocation under the Merger may differ from the amounts reflected in such Telecom’s Unaudited Pro Forma Consolidated Financial Information. Since Telecom’s Unaudited Pro Forma Consolidated Financial Information have been developed to retroactively show the effect of a transaction that occurred at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The data contained in Telecom’s Unaudited Pro Forma Consolidated Financial Information represents only a simulation of the potential financial impact of the Merger. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the Merger. These pro forma adjustments are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to Telecom’s consolidated financial statements will depend on a number of factors and additional information that will be available on or after the closing date of the Merger. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

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RISK FACTORS

Risks Related to Cablevisión’s Business

Substantially all of Cablevisión’s revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina.

Substantially all of Cablevisión’s assets and operations and subscribers are located in Argentina. Accordingly, Cablevisión’s financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, social and political conditions prevailing in Argentina, including the level of growth, inflation rates, foreign exchange rates, interest rates and other local, regional and international events and conditions that may affect Argentina. Between 2007 and 2015, the government increased direct intervention in the Argentine economy, including through the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. See “—Government intervention may adversely affect the Argentine economy and, as a result, Cablevisión’s business and results of operations.” These measures had a material adverse effect on private sector entities, including Cablevisión. Cablevisión cannot assure you that similar measures will not be adopted by the current or future Argentine government or that economic, social and political developments in Argentina, over which Cablevisión has no control, will not have a material adverse effect on the Argentine economy and, in turn, adversely affect Cablevisión’s financial condition and results of operations.

Technological advances and replacement of Cablevisión’s equipment may require Cablevisión to make significant expenditures to maintain and improve the competitiveness of the services Cablevisión offers.

The cable and broadband industries are subject to significant changes in technology and the introduction of new products and services. Cablevisión cannot predict the effect of technological changes on its business. New services and technological advances are likely to offer additional opportunities to compete against Cablevisión on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Cablevisión to replace or upgrade its installed technologies in response to its competitors’ actions. Responding to such change may require Cablevisión to devote substantial capital to the development, procurement or implementation of new technologies, and may depend on the final cost in local currency of imported technology and Cablevisión’s ability to obtain additional financing. No assurance can be given that Cablevisión will have the funds to make the capital expenditures to improve its systems, compete with others in the market or replace its equipment.

The media industry is a dynamic and evolving industry, and if it does not develop and expand as Cablevisión currently expects, Cablevisión’s business may suffer.

Cablevisión expects to derive an increasing amount of revenues from its cable television and Internet operations, but it may not do so if these non-traditional media operations do not develop and expand as it currently expects. The role of cable television in Argentina became increasingly important in the past. More recently, non-traditional technologies, including “Over-The-Top” services (which are services provided by a telecommunications provider through IP networks not necessarily owned by the provider, including communications, content and cloud-based offerings), such as Netflix or HBO, have come to play a larger role in the Argentine telecommunications industry. These companies take advantage of the deregulation of the sector to bring their services through third-party networks without paying any fee or right to use such networks. These technology and new services areas are in the early stages of development, and growth may be inhibited for a number of reasons, including:

•                  the cost of connectivity;

•                  concerns about security, reliability and privacy;

•                  unexpected changes in the regulatory framework;

•                  the appearance of technological innovations;

•                  the ease of use; and

•                  the quality of service.

Cablevisión’s business, financial condition and results of operations will be materially and adversely affected if these markets do not continue to grow or grow more slowly than Cablevisión anticipates.

In addition, unlike the Argentine cable television industry, which has traditionally comprised mainly companies located in Argentina, Cablevisión’s competitors may be based outside of Argentina and enjoy certain competitive advantages such as scale and access to financial resources on terms that are better than those available to Cablevisión.

Cablevisión may not be able to renew programming contracts on favorable terms.

Cablevisión purchases basic and premium programming from more than 50 programming suppliers. Several programming suppliers agreed to offer Cablevisión volume discount pricing structures because of Cablevisión’s growth and market share. Following Argentina’s economic crisis in 2002, Cablevisión renegotiated the terms of a majority of the respective programming contracts that had originally been denominated in U.S. Dollars to provide for Peso-denominated pricing formulas that were generally linked to the number of subscribers and eliminated minimum purchase requirements. As a result of the renegotiation, contract terms were generally shortened and pricing provisions were adjusted in order to transfer the benefit of increases in the monthly fee for basic cable television services to the programming companies. The new contracts also provided for automatic termination upon the occurrence of major macroeconomic disruptions. Cablevisión cannot ensure that Cablevisión will continue to be able to regularly negotiate renewals of Cablevisión’s programming contracts at current cost levels, particularly since many of Cablevisión’s suppliers have U.S. Dollar-based costs. Additionally, suppliers are expected to seek price increases as a reflection of improved economic conditions in Argentina. There can similarly be no assurances that Cablevisión will be able to obtain volume discounts in the future.

Cablevisión may not be able to renew some leases of the facilities for the installation of its cable system.

Cablevisión’s programming is distributed through wire networks installed in facilities leased from third parties, either through the lease of space on roofs or on utility poles. Cablevisión regularly renegotiates the renewal of its short-term lease contracts for the use of poles in different areas of the country in the ordinary course of business. If Cablevisión is not able to renew some of those lease contracts, Cablevisión’s operations in the relevant areas may be suspended if alternative third party facilities are not promptly obtained on a cost-efficient basis. Underground distribution of Cablevisión’s wire network would require additional governmental authorizations and significant capital expenditures that Cablevisión may not be able to afford or that Cablevisión may be restricted from making pursuant to the terms and conditions of its indebtedness and its existing covenants. There can be no assurance that such renewals of lease contracts will be granted.

Cablevisión may not be in compliance with local ordinances.

Cablevisión was initially required to bring its cable systems fully into compliance with municipal regulations prohibiting above-ground cables in Mar del Plata by November 2001, although pursuant to a modification in municipal regulations in February 2005, the deadline was extended to December 2007. Cablevisión will seek to continue to upgrade its existing cable systems, including any network upgrades or modifications required by regulatory or local authorities, if Cablevisión has sufficient cash flow and financing is available at commercially attractive rates. The applicable regulation provides that certain penalties may be imposed, including the suspension of the right to use the air space; however the city generally has not imposed penalties on non-compliant cable systems. As of the date of this Report, no fines have been imposed in relation to this matter.

If the constitutionality of Resolution No. 50 is upheld, it could have a material adverse impact on Cablevisión.

Pursuant to Resolution No. 50, the Secretariat of Domestic Commerce (Secretaría de Comercio Interior, or “SCI”) imposed certain restrictions on providers of cable television services including the application of a mandatory formula to calculate the monthly subscription fees that they may charge. However, pursuant to the decision rendered by the Federal Appeals Court of Mar Del Plata (Cámara Federal de Apelaciones de Mar del Plata) in “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the application of Resolution No. 50 has been enjoined by the issuance of an injunction in favor of all cable television licensees represented by the Argentine Cable Television Association (including Cablevisión) pending judgment as to the constitutionality of Resolution No. 50 and the applicable legal framework created by it. As of the date of this Report, Cablevisión cannot determine the impact on its financial condition that would result from the application of the formula imposed by Resolution No. 50. Cablevisión can give no assurances that the court will declare Resolution No. 50 unconstitutional. If the legality of Resolution No. 50 is upheld, the adverse impact on Cablevisión’s financial condition and results of operations would be material, as Cablevisión would be forced to comply with Resolution No. 50 and calculate its monthly cable television subscription fees based on the parameters of the formula set forth under Resolution No. 50.

Cablevisión’s revenues may be adversely affected by an increase in its churn rates.

Cablevisión’s revenues depend partially on its ability to retain customers by limiting its churn rates. The churn rate is determined by calculating the total number of disconnected customers over a given period as a percentage of the initial number of customers for the same period. Cablevisión seeks to enforce a strict disconnection policy, which provides for the disconnection of cable television services after a three-month period of non-payment and delivery of a notice of disconnection. With respect to broadband, Cablevisión disconnects its services after a two-month period of non-payment and delivery of a corresponding notice of disconnection. During the six-month period ended June 30, 2017, Cablevisión’s cable customer churn rate was 14.9% and its broadband customer churn rate was 17.0%. To minimize Cablevisión’s annual churn rates, Cablevisión pursues a vigorous customer service and retention policy. Any substantial increase in Cablevisión’s churn rates may have a material adverse effect on Cablevisión’s revenues and results of operations.

The majority of Cablevisión’s workforce is unionized and Cablevisión may be subject to organized labor action, including work stoppages and litigation.

As of June 30, 2017, approximately 71.6% of Cablevisión’s employees were unionized. Tensions with the unions in the future may result in strikes or litigation, which could have a substantial adverse effect on Cablevisión’s business and results of operations.

Risks Related to Cablevisión’s Industry

Cablevisión faces substantial and increasing competition in the Argentine cable television and data cable transmission industry.

The cable television and data transmission business in Argentina is very competitive. Cable operators are not given exclusive territorial broadcasting licenses and Argentina’s two regional telephone companies are allowed to provide data transmission services. Competition from the regional telephone companies in data transmission could exert downward pressure on prices, lowering Cablevisión’s revenue per Internet subscriber.

Cablevisión competes with other cable television operators that have built networks in the areas in which Cablevisión operates, providers of other pay television services, including direct broadcasting, direct-to-home satellite and multi-channel multi-point distribution system services, licensed suppliers of basic telephone services and cooperative entities providing utility services and also with free broadcasting services which are currently available to the Argentine population in certain areas from four privately-owned television networks and their local affiliates and one state-owned national public television network. Cablevisión expects competition to increase in the future due to a number of factors, including the development of new technologies.

Technological innovation relating to cable transmission of cable television and data increases the level of competition that Cablevisión faces and requires Cablevisión to make frequent investments to develop new and innovative programming services and products to attract and retain cable television subscribers. Cablevisión cannot assure you that it will be able to make investments necessary to remain competitive, or that it will be able to attract new subscribers and retain Cablevisión’s current subscribers. A substantial loss of Cablevisión’s subscribers to competitors would have a material adverse effect on Cablevisión’s results of operations.

Cablevisión also faces competition from other broadband service providers, including large competitors associated with Argentine’s  regional telephone companies that provide fixed telephony services in the country. Certain competitors of Cablevisión have well-established name recognition, larger customer bases, and significant financial, technical and marketing resources. This may allow them to devote greater resources than Cablevisión does to the development and promotion of their business. These competitors may also engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to advertisers.  Competitors may develop products and services that are equal or superior to those Cablevisión offers or that achieve greater market acceptance. As a result, competition may have a material adverse effect on Cablevisión’s operations.

Cablevisión cannot assure you that it will expand broadband service to other areas or continue to provide broadband service in the areas in which it is currently offered, or that it will be able to compete successfully with other broadband providers.

Cablevisión faces substantial and increasing competition in the Argentine mobile services industry.

Cablevisión now faces highly consolidated competitors in the mobile services market with high penetration rates. Well-established regional mobile telephone companies such as Telefónica de Argentina S.A. and América Móvil, have significant financial, technical and marketing resources. Thus, these companies may be able to devote more resources to develop and promote their business through the adoption of more aggressive commercial promotions in order to attract new mobile services customers or retain existing ones. Cablevisión expects competition to increase in the future due to a number of factors, including the development of new technologies. Technological innovation relating to mobile services will require Cablevisión to make frequent investments to remain competitive. However, Cablevisión cannot assure you that it will be able to make the investments necessary to remain competitive, or that it will be able to attract new customers and win subscribers away from its competitors. The inability to retain or attract customers could have a material adverse effect on Cablevisión’s business, financial condition and results of operations. Following the Merger, Cablevisión’s mobile services operations will be combined with Telecom’s mobile telephone company, Telecom Personal S.A.

Cablevisión’s revenues are cyclical and depend upon the condition of the Argentine economy.

Revenues generated by Cablevisión’s cable television and internet access operations have proven cyclical and depend on general economic conditions. In the past, a general economic downturn in Argentina has had, and would be expected to have in the future, a negative effect on Cablevisión’s revenues and a material adverse effect on Cablevisión’s results of operations. Historically, increases in losses of cable television subscribers have corresponded with general economic downturns and regional and local economic recessions. In particular, the 2001-2002 Argentine economic crisis had a material adverse effect on Cablevisión’s cable television revenues. Moreover, most of Cablevisión’s revenues are denominated in Pesos, exposing Cablevisión to risks related with fluctuations in the value of the Peso.

Cablevisión may become subject to burdensome government regulations and legal uncertainties affecting its Internet/digital content services which could adversely affect its operations.

Cablevisión’s activities are subject to risks associated with the adoption and implementation of governmental regulations that reflect changing governmental policies over time. After the deregulation of Argentina’s telecommunications and media industries in 1990, the Broadcasting Law (as defined below), the Digital Argentina Law and their implementing regulations have been amended on a number of occasions, modifying requirements to hold or transfer broadcasting licenses. In addition, Cablevisión is subject to the regulations of certain other governmental entities, including the SCI, which has issued resolutions requiring Argentine cable television operators to apply a formula to calculate their customers’ monthly subscription prices. See “—If the constitutionality of Resolution No. 50 is upheld, it could have a material adverse impact on Cablevisión”. Although Cablevisión has contested such SCI regulations, Cablevisión can offer no assurances that Cablevisión will not be subject to similar regulations in the future, which could force it to modify the prices of its subscription services and have a material adverse effect on the revenues generated by its core businesses.

New regulations may be adopted to limit Cablevisión’s ability to operate or to permit new competitors to enter the cable television industry.

Cablevisión may also be subject to additional and unanticipated governmental regulations in the future.

Restrictive covenants in the indentures of existing notes issued by Cablevisión may restrict Cablevisión’s ability to pursue its business strategies.

The indentures governing Cablevisión’s existing notes contain a number of restrictive covenants that impose significant operating and financial restrictions on Cablevisión and may limit its ability to engage in acts that may be in its long-term best interests. These agreements governing Cablevisión’s indebtedness include covenants restricting, among other things, Cablevisión’s ability to:

•                  incur or guarantee additional debt;

•                  pay dividends or make distributions on its capital stock or redeem, repurchase or retire its capital stock or any future subordinated debt;

•                  make certain investments;

•                  create liens on its assets to secure debt;

•                  create restrictions on the ability of its subsidiaries to pay dividends or make loans or other distributions to it;

•                  enter into transactions with affiliates;

•                  merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets;

•                  sell assets, including capital stock of its subsidiaries; and

•                  designate its subsidiaries as unrestricted subsidiaries.

A breach of any covenant contained in the indentures governing Cablevisión’s notes or the agreements governing any of Cablevisión’s other indebtedness could result in a default under those agreements. If any such default occurs, the holders of such indebtedness may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. If any of Cablevisión’s debt, including its notes, were to be accelerated, Cablevisión’s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Pursuant to the preliminary merger agreement between Cablevisión and Telecom in connection with the Merger, Cablevisión will call a meeting of holders of its existing notes at which Cablevisión will request the approval of the holders of the existing notes to modify the terms of indenture such that the restrictions under the indenture: (i) will not be transferred to Telecom with respect to the total distribution of the realized and liquid earnings of Telecom as of the date of the Merger and (ii) following the effective date of the Merger, will only apply to Telecom Argentina on the same terms existing in the financial obligations of Telecom. In addition, Cablevision has agreed to not become subject to any additional contractual restrictions concerning the distribution of dividends that could be transferred to Telecom in connection with the Merger.

REGULATORY FRAMEWORK AND DESCRIPTION OF THE ARGENTINE CABLE AND BROADBAND INDUSTRIES

General

As of December 31, 2016, it was estimated that Argentina had a total population of approximately 40.3 million, with an estimated 11.5 million households. Argentina is the largest and most developed cable television and data cable transmission market in Latin America. As of December 31, 2016, it had penetration of paid television services of around 79%, while broadband internet penetration reached 61%. Cable systems serve nearly 67% of Argentine pay television subscribers, while approximately 33% of Argentine pay subscribers are served by MMDS, multi-channel multi-point distribution systems, ultra high frequency spectrums and DTH, direct-to-home satellite.

Cable Systems

A cable system can be defined as a broadband network employing radio frequency transmission that utilizes coaxial and/or fiber optic cables as a means to transmit multiple channels carrying image, sound and data information between a central facility and individual subscribers. A cable system consists of three major parts:

•                  A headend, which is a collection of hardware that typically includes one or more satellite dishes, satellite receivers, modulators, amplifiers and videocassette playback machines. The headend amplifies, processes and feeds the signals that are sent via the distribution network.

•                  A distribution network, which consists of fiber optic trunk lines, coaxial network cables, network amplifiers and passive wires related to subscribers. These carry the signals from the headend towards the areas where subscribers and potential subscribers are located. Lastly, there is the “domestic installation,” where the rush cable connects the network signal deriver with the subscriber’s television receiver or cable modem.

•                  The home terminal, which allows an individual subscriber to receive the cable signal (whether television or cable modem).

The evolution of fiber optic technology in the last few years has increased the use of this technology as part of the trunk network or backbone of cable television networks. Fiber optics have a number of advantages over coaxial cable, including the following:

•                  greater capacity;

•                  resistance to electrical interference;

•                  greater reliability; and

•                  cost reduction due to the elimination of amplifying equipment.

Fiber optic systems require less maintenance which, in turn, results in lower operational costs. Most fiber optic networks are constructed with a bandwidth capacity of up to 1 GHz. Such networks can generally transmit up to 110 analogical and over 500 digital channels.

Additionally, these systems may transmit improved cable television services by means of analogical or digital decoders and provide access to broadband Internet through two-way, high-speed cable modems. Video digital decoders allow subscribers to communicate with a computer at a central headend so that the system may respond directly to each subscriber’s programming requirements. The current digital decoder technology allows the cable operator to improve capacity, lower capacity or disconnect the connection of each subscriber. It also allows the operator to offer “pay-per-view” services and video on demand (in the case of digital decoders).

Multipoint Distribution Service (“MMDS”)

MMDS, often referred to as wireless cable, is a pay television distribution technology based on a microwave transmission system that operates from a headend, consisting of a satellite receiver or other subsystem used for the reception and retransmission of signals. Programming is then transmitted by microwave transmitters from an antenna located on a tower or on top of a building to a small receiving antenna located at a subscriber’s premises, where the encoded microwave signals are decoded. Although establishing an MMDS network is less capital intensive than constructing a cable television network, Cablevisión believes that cable television has competitive advantages over MMDS:

•                  MMDS transmissions cannot be received in “shadowed” areas where microwave transmission is blocked by terrain, buildings or other physical objects. In some cases, however, signal blockages may be overcome through the use of low-power signal repeaters that retransmit an otherwise blocked signal over a limited area;

•                  MMDS has limited channel capacity, lower reliability and lower quality of signal; and

•                  generally, the installation of an MMDS client requires more sophisticated manpower and more expensive equipment than that required for a traditional cable television installation without a decoder.

As of December 31, 2016, there were approximately 6 (six) MMDS operators serving approximately 94,000 subscribers in Argentina.

Direct to Home (“DTH”)

DTH systems (also known as Direct Broadcasting Systems) systems use high power satellites to deliver signals to antennae located in homes, hotels and apartment buildings. In comparison to MMDS signals that are locally transmitted, a DTH satellite footprint can cover large land areas. High frequency Ku-Band DTH technology permits the use of a smaller satellite receiver dish of 60 centimeters, offers more channels and better picture quality than C-Band DTH technology. DTH service in Argentina is regulated by the Media Law.

At present, only two (2) companies, Red Intercable Satelital S.A. (“INTV”) and DirecTV, provide DTH services in Argentina. DirecTV has increased its subscribers base in Argentina from 636 thousand in 2007 to 2.8 million subscribers as of December 31, 2016.

DTH service may continue to grow in Argentina, especially in rural areas, as no cable networks are available. Although Cablevisión believes that cable television has advantages over DTH, as cable television does not require its subscriber to bear the upfront cost of purchasing a dish and related hardware necessary for DTH, Cablevisión cannot assure you that DTH will not increase its market share in Argentina’s pay television market.

Over-the-Air (“OTA”) and Ultra High Frequency (“UHF”)

There are a limited number of radio transmission stations in Argentina, all of which are located in Buenos Aires. Due to the limited reach of air frequencies, the radio transmission stations compete with cable television providers mainly in the AMBA Region.

UHF systems broadcast programming across airwaves with codified frequencies to subscribers who have obtained a signal decoder. Due to the limited reach of UHF frequencies available for broadcasting, UHF systems offer very few signals.

History and Development of the Argentine Cable and Broadband Market

Cable television in Argentina originated in the 1960s when community antenna systems were built to retransmit television service, from Buenos Aires to the country’s interior. The Argentine government, acting through the Comité Federal de Radiodifusión (“COMFER”), granted non-exclusive licenses to provide cable service in defined geographic areas which resulted in the development of a highly fragmented industry with over 2,000 operators. The non-exclusive licensing system has also resulted in overlapping cable service areas, particularly in large markets such as the City of Buenos Aires, the metropolitan Buenos Aires area and the province of Buenos Aires.

Beginning in 1993, in an effort to gain market share in the AMBA Region, the then-existing MSOs began to compete aggressively for subscribers, offering incentives that included lower basic service rates, free activation and nine months of free basic service, leading both to increased subscriptions and high subscriber termination rates as subscribers switched from one operator to another. Around the same time, the Argentine cable industry entered into a consolidation phase, which significantly reduced the number of cable operators. During this period, Cablevisión and Multicanal S.A. (an entity that was merged into Cablevisión as of October 1, 2008, “Multicanal”) made various acquisitions, including the acquisition in 1997 of 100% of the shares of the VCC Group, the second largest MSO at the time.

Since 1998, Cablevisión has also carried out several acquisitions and corporate reorganizations, the most significant of which were its acquisitions of Multicanal and Teledigital in September 2006 and Nextel in January 2016.

As of June 30, 2017, there were approximately 7.2 million subscribers of broadband Internet access services in Argentina. According to International Data Corporation (IDC), Dataxis and Cablevisión’s estimates, the Fibertel brand accounts for 31% of the market, measured in terms of number of subscribers. Speedy, of Grupo Telefónica, had a market share of 24%. Arnet, of Grupo Telecom, had a 24% market share. The remaining 21% was distributed among over 26 other broadband providers countrywide.

Cablevisión’s Fibertel brand not only competes directly with other broadband Internet service providers, but also with ADSL technologies. Telefónica de Argentina S.A. and Telecom Argentina S.A. both offer their ADSL services through third-party providers that market their products jointly with Argentina’s two telephone companies, thereby increasing their distribution, communications and sales channels. Additionally, though in lower numbers, wireless technologies have captured a portion of the demand for Internet access.

Cablevisión’s Fibertel brand concentrates its subscriber base in the AMBA Region, where approximately 54% of its subscribers are located and where it holds a market share of approximately 44% as of December 31, 2016.

Regulatory Overview

The regulatory framework applicable to the services that Cablevisión provides in Argentina has recently undergone certain changes. The telecommunications services Cablevisión provides are principally regulated by the Digital Argentina Law and Decree No. 267 and are subject to the supervision of ENACOM, an autarchic and decentralized entity under the jurisdiction of the Argentine Communications Ministry.

The Broadcasting Law

Cablevisión is currently the holder of licenses for the provision of subscription cable television services by physical and radio electric link that were granted pursuant to the Broadcasting Law. Under the Broadcasting Law, any company that intended to provide cable television services in Argentina was previously required to obtain a non-exclusive license issued by COMFER, the enforcement authority established by the Broadcasting Law. Such companies were also required to obtain certain authorizations, including authorization by municipal agencies for some services.

The issuance of a license under the Broadcasting Law enables the licensee to offer subscription cable television services within a specific area, and this license period may be extended through an extension request.

Moreover, the Broadcasting Law provided for a multiple license regime that did not limit the provision of subscription cable television services in different areas.

Under the Broadcasting Law, licenses were granted for an initial period of 15 years and contemplated the possibility of a one-time extension for an additional period of 10 years, subject to COMFER’s approval. Cablevisión and its subsidiaries currently hold licenses granted by COMFER under the Broadcasting Law, some of which had been extended for an additional 10 years.

On May 24, 2005, Decree No. 527/05 suspended the terms of broadcasting licenses and their extensions for 10 years. The original terms of the licenses were automatically resumed upon expiration of the suspension term, subject to certain conditions. Companies seeking to benefit from the 10-year extension were required to submit proposals subject to COMFER’s approval. Cablevisión submitted these proposals, which were authorized by COMFER on February 25, 2008, thereby suspending for 10 years the term of the licenses originally awarded to it, as well as the terms of the licenses to which Cablevisión became the universal successor.

The Media Law

The Media Law was enacted on October 10, 2009, and became effective on October 19, 2009.

The Media Law provided for the replacement of COMFER with the AFSCA, a decentralized and autarchic agency under the jurisdiction of the national executive branch, which was vested with the authority to enforce the Media Law.

The Media Law, among other things:

•                  introduced a new scheme for granting and reviewing licenses over which the National executive branch had broad discretion;

•                  set a 10-year limitation on the terms of the licenses, with a one-time non-renewable extension;

•                  provided that authorizations and licenses became non-transferrable;

•                  established a new regulatory framework for signals, production companies and advertising agencies, including registration requirements;

•                  created a multiple license scheme that (i) restricted to a maximum of 10 the number of audiovisual communication service licenses, plus a single broadcasting signal for radio, broadcast TV and subscription cable television services that used the radio spectrum; (ii) restricted the licensing of subscription broadcasting services rendered through a physical link (cable), limiting the number of licenses to a maximum of 24; (iii) set forth further restrictions regarding the provision of these services, which could not be provided to more than 35% of all inhabitants or subscribers nationwide; (iv) prohibited the simultaneous exploitation of a broadcast TV signal and a cable television signal in the same area; and (v) established that broadcast TV networks could only own one cable television signal. TV networks could only own the so-called “local channel,” which was mandatory for every license; and

•                  imposed mandatory quotas for certain types of content.

The Media Law also retroactively required holders of current broadcasting licenses that were acquired rights under the Broadcasting Law to conform to the Media Law within the term of one year.

Grupo Clarín, its main subsidiaries, and Cablevisión, initiated legal proceedings that resulted in the suspension of certain provisions of the Media Law that imposed mandatory divestments with respect to Grupo Clarín, Cablevisión and other subsidiaries, until a final decision was rendered with regards to the constitutionality of such disputed sections. On October 29, 2013, the Supreme Court of Argentina dismissed the claim, thus confirming the constitutionality of the challenged sections. Grupo Clarín submitted a proposal to adopt measures designed to comply with the Media Law that was initially accepted but subsequently disputed by the AFSCA and was the subject of litigation until January 2016, when Decree No. 267 was enacted, repealing provisions of the Media Law and rendering the litigation moot.

Digital Argentina Law

In December 2014, the Argentine Congress enacted the Digital Argentina Law, partially repealing Law No. 19,798 (the “National Telecommunications Law”). The Digital Argentina Law conditions the effectiveness of Decree No. 764/00, which deregulated the telecommunications market, to the enactment of four new sets of rules that will govern the license, interconnection, universal service and radio-electric spectrum regimes.

The Digital Argentina Law establishes a single country-wide license scheme and the individual registration of the services to be rendered, renaming former telecommunication services as Information and Communications Technology Services (“TIC Services”). The Digital Argentina Law does not, however, alter, the scope of the licenses originally granted to Cablevisión and its subsidiaries.

The Digital Argentina Law contemplates a license called “Licencia Única Argentina Digital,” which allows licensees to render any telecommunication services to the public, whether fixed or mobile, wired or wireless, national or international. Cablevisión and its subsidiaries are authorized by Secom to render the following services: data transmission, paging, videoconference, community retransmission, transport of broadcast signals, value-added, radio-electric trunking, internet access, public telephony, local telephony and national and international long-distance telephony.

Pursuant to the Digital Argentina Law, a new enforcement authority was created under the jurisdiction of the executive branch: the Information and Communications Technology Federal Enforcement Authority (“AFTIC”).

As of the date of this Report, the regulation of certain aspects of the Digital Argentina Law are still pending, thus the economic and operational effects that these regulations might have on Cablevisión’s operations remain uncertain.

Decree No. 267

The National Communications Agency, or ENACOM, a decentralized and autarchic agency under the jurisdiction of the Ministry of Communications, was created by Decree No. 267 as the enforcement authority under the Media Law and the Digital Argentina Law. ENACOM has the same powers as those of AFSCA and AFTIC under the Media Law and the AFTIC under the Media Law and the Digital Argentina Law.

Decree No. 267 repealed Section 161 of the Media Law, which established conditions for ownership and limited the number of licenses that a single licensee could hold, and amended Section 45 of the Media Law.

Under the new regulatory framework, the licenses granted to Cablevisión and its subsidiaries under the Broadcasting Law and the Media Law are now called “registrations” for the exploitation of physical link and radio-electric link subscription cable television services of a Licencia Única Argentina Digital.

The only license Cablevisión holds which could be considered to be subject to the Media Law is the registered title of the signal METRO, a signal that is broadcasted through other services and therefore has a registration number issued by ENACOM that must be renewed on an annual basis.

Among other provisions, Decree No. 267 eliminates:

•                  the inability to offer in the same location broadcast television services and subscription cable television services. Subscription cable television services exploited through a physical link or radio-electric link are considered to be TIC services and are subject to the Digital Argentina Law;

•                  the limit of 10 licenses for radio-electric link subscription cable television services and 24 licenses for physical link subscription cable television services imposed by the Media Law, which as from January 4, 2016, are considered to be TIC services;

•                  the 35% of all subscribers limit imposed by the Media Law;

As a result of the inclusion of physical link and radio-electric link subscription cable television services within the framework of the Digital Argentina Law:

•                  these services no longer fall within article 45 of the Media Law, which sets forth the new multiple license regime for audiovisual communication services;

•                  the registration of physical link subscription cable television services is no longer limited to a specific territorial area. Radio-electric link subscription television services, on the other hand, is subject to a specific territorial area as a result of the spectrum assigned for the provision of such services;

•                  Both registrations for physical link subscription cable television services and for radio-electric link subscription cable television services are no longer subject to expiration. However, the portions of the spectrum allocated to render radio-electric link subscription cable television services do expire. The duration of such services shall be the longest of the term provided under the original title and a period of 10 years counted as of January 1, 2016.

Pursuant to Decree No. 267, providers of basic telephone services whose licenses were granted under the terms of Decree No. 62/90 and paragraphs 1 and 2 of Section 5 of Decree No. 264/98, as well as mobile telephone service providers whose licenses were granted pursuant to the list of bidding conditions approved by Resolution No. 575/93 of the then Ministry of Economy and Public Works and Services and ratified by Decree No. 1,461/93, shall be able to provide subscription broadcasting services by means of physical or radio-electric link following the expiration of a term of two years commencing on January 1, 2016. Such term may be extended for an additional year at the discretion of ENACOM. Decree No. 267 was approved by the Argentine Congress on April 6, 2016 and is currently in full force and effect.

In spite of the fact that Registrations are no longer granted for a specific area, Cablevisión has complied with the procedure set forth in ENACOM Resolution No. 427/16 and disclosed via internet (aplicativo web) the geographical location of its services, indicating the original coverage area, the complementary territorial units and/or the extensions in which it is currently providing services.

Certain of Cablevisión’s historic equity transfers and transfers of licenses were not previously approved by the COMFER and the AFSCA. ENACOM however, issued Resolution No. 427/2016 establishing that licensees that do not hold a license for the same type of service and have not already obtained a ruling recognizing their request to extend the license will be required to ratify such extension request. Although some of the entities in which Cablevisión holds a minority stake have already completed the ratification procedure, Cablevisión will not be required to file a ratification request with ENACOM, as its licenses remain valid.

Pursuant to Decree No. 267 and ENACOM Resolution 427/16, all transfers of broadcasting and TIC Services licenses are subject to the subsequent approval of ENACOM, which may be expressly granted or deemed approved if ENACOM does not make any official observation within 90 days from the effectiveness of the transfer. The transfer of licenses or shares without the approval of ENACOM is subject to revocation.

Pursuant to ENACOM Resolution No. 1,394/16 (“Resolution 1,394”), which approved the general regulation of broadcasting services subscription by physical and/or radio link, Cablevisión and its subsidiaries that have purchased bidding forms to apply for a license extension have requested an authorization for the specific coverage area.

Finally, in order to enhance the convergence of networks and services on competitive conditions, promote the deployment of next generation networks, and the penetration of broadband internet access services across Argentina, the Executive Branch issued decree 1,340/16 on December 30, 2016. Among other things, Decree 1,340/16:

•                  provides for a fifteen-year protection for last mile fixed “next generation” networks for broadband services that may be deployed by the licensees of TIC services, with respect to the rules for open access to broadband services that may be issued;

•                  orders the issuance of a series of regulations for the following purposes:

•                  the calling of a public bid for the allocation of new frequency bands for mobile services.

•                  to ensure the re-allocation of radio-electric spectrum frequencies that include economic compensation and shared use with frequencies previously allocated to other services, and to allocate such frequencies to providers of TIC Services that request to reuse them to render mobile services or fixed wireless services with “long term evolution” or higher technologies; and

•                  to allocate radio-electric spectrum frequencies on demand, while establishing compensations, deployment and coverage obligations with respect to current local or regional providers of TIC services and on the current providers of mobile communication services;

•                  sets forth that the persons restricted under Decree No. 267/15 from rendering physical or radio-electric link subscription television services may request the corresponding registration and begin to provide those services in certain areas commencing in January 1, 2018;

•                  recognizes that the holders of satellite link subscription television services licenses that as of December 29, 2015 rendered TIC services may maintain the ownership of both services; and

•                  orders the Ministry of Communications to guarantee the interconnection principles provided under the applicable legal framework in order to ensure the impartiality, non-discrimination and fair competition among providers of mobile services, restricting the possibility of delaying or hindering the technical, interconnection, operational or any other conditions that may create barriers for other providers to enter the market.

ENACOM decisions regarding Cablevisión

During 2016, and as of the date of this Report, the ENACOM has decided:

•                  that Cablevisión and its subsidiaries comply with the limits related to the multiplicity of licenses established under Section 45 of Law No. 26,522, and that the proposal submitted by Cablevisión and its subsidiaries under the Media Law in order to conform to its requirements shall be deemed concluded and filed;

•                  to revoke Resolutions issued by the AFSCA that had ordered the ex-officio divestiture procedure of Cablevisión, and the resolutions issued by the COMFER withholding the approval of the merger between Cablevisión and Multicanal. S.A.;

•                  to authorize the transfer of ownership of the Exclusive Telecommunication Service License that had been granted to Fibertel S.A., in favor of Cablevisión S.A. under the merger process effective as of April 1, 2003 (ENACOM Resolution No. 1,359/16);

•                  to authorize the change of control in Nextel in favor of Cablevisión S.A.;

•                  to authorize the extensions for a term of 10 years as of date of the original expiration of the authorizations for the use of certain frequencies that had been previously dismissed and revoked by ENACOM;

•                  to authorize the transfer of control in favor of Nextel of the following licensees of TIC services: Fibercomm S.A, Trixco S.A., Callbi S.A., Infotel S.A, Skyonline de Argentina S.A., Netizen S.A. and Eritown Corporation Argentina S.A. (ENACOM Resolution No. 111/2017);

•                  to order the use of the 905-915 MHz and 950-960 MHz frequency bands to render advanced mobile communication services (ENACOM Resolution No. 1,033/2017);

•                  to order the use of the 2500-2690 MHz frequency bands to render advanced mobile communication Services, in addition to the current services where possible (ENACOM Resolution No. 1,034/2017):

•                  to approve the project for “Refarming with Economic Compensation”, filed by Nextel to provide advanced mobile communication services, and to register Nextel as a provider of advanced mobile communication services in the registry of services; and

•                  to register Nextel as provider of advanced mobile communication services in the registry of services and to authorize the use of certain advanced mobile communications services frequencies by Nextel.

The current regulatory framework and the authorizations obtained by Cablevisión and its subsidiaries enable the growth and consolidation of Cablevisión as a quadruple play operator.

Programming Grid

AFSCA Resolution No. 296/2010 set guidelines for the organization of the programming grid applicable to owners of cable television services and regulated Section 65 of the Media Law.

In spite of Cablevisión’s intentions to organize its programming grids in accordance with the Media Law, the AFSCA initiated multiple proceedings claiming that Cablevisión had failed to comply with Resolution No. 296/2010. Although Cablevisión has responded to such actions, fines were imposed in certain of the proceedings. As of the date of this Report, many of the decisions imposing such fines have been appealed.

On December 23, 2013, Cablevisión filed new programming grid with the AFSCA, which contemplated both a digital and an analog system.

Pursuant to Section 7 of Decree No. 267, all physical link and radio electric link cable television services are governed by the Digital Argentina Law. Therefore, Cablevisión is no longer subject to Section 65 of the Media Law and its implementing regulations.

Notwithstanding the foregoing, ENACOM Resolution 1394 states that providers of cable television services, whether through physical link or radio link, must comply with certain requirements relating to their programming grids.

In accordance with Section 7 of Decree No. 267, all physical link and radio electric link cable television services are governed by the Digital Argentina Law. Thus, Cablevisión and its subsidiaries are no longer subject to Section 65 of the Media Law.

Under the general rules approved by ENACOM through Resolution No. 1,394/16, providers for both physical link and radio-electric link services must guarantee compliance with a programming grid within a certain coverage area.

Contents

Since November 1, 2002, the successive administrative regulatory agencies (COMFER, AFSCA and ENACOM) have initiated proceedings against Cablevisión based on alleged violations of broadcast content regulations. As of the date of this Report, 55% of the fines imposed pursuant to such administrative proceedings have been discharged, 41% have been submitted to the payment system contemplated in Resolution 661/12, and the remaining 4% of the decisions imposing fines have been appealed and have not yet been decided. Cablevisión considers the aggregate amount of these fines to be immaterial.

Contributions to the Universal Service Fund, Radiofrequencies Fees, Control, Verifications and Supervision Fees and Broadcasting Fees

As of the date of this Report, Cablevisión has complied with all of its obligations and payments arising from the universal service fund, the control rates, the verification and supervision fee and the payment of the broadcasting tax. Cablevisión was prevented from complying with these payment obligations while its Fibertel license was being challenged, but resumed such payments as soon as this challenge was declared null. The sums not paid during this period have been included in the Cablevisión Audited Financial Statements and the Cablevisión Unaudited Financial Statements.

However, pursuant to Section 21 of Decree 267 and until a new law is enacted consolidating the regime contemplated in laws No. 26,522 and the Digital Argentina Law, the physical link and radio-electric link subscription cable television services exploited by Cablevisión and its subsidiaries will continue to be solely subject to the fee regime contemplated under Law No. 26,522, and thus Cablevisión and its subsidiaries are exempt from the payment of 1% of their revenues and of the “control, oversight, and verification” fee provided under Sections 22 and 49 of the Digital Argentina Law.

The Uruguayan Audiovisual Communications Law

The Uruguayan Audiovisual Communications Law No. 19,307 (the “Uruguayan Audiovisual Law”) was published in the Official Gazette of Uruguay on January 14, 2015, and regulates the provision of radio, television and other audiovisual communication services. Although the executive branch was required by Section 202 of the Uruguayan Audiovisual Law to issue the corresponding regulations relating to this law within 120 days of its publication in the Official Gazette, as of the date of this Report the executive branch has only issued Decree No. 45/15, which provides for the implementation of only some of its provisions.

Among other things, the Uruguayan Audiovisual Law provides that:

•                  licenses for the use and assignment of the radio electric spectrum of non-satellite audiovisual communication services are valid for 15 years and can be renewed for additional 10-year periods subject to compliance with certain requirements;

•                  both individuals and legal entities are prohibited from being the sole or joint owners of more than six permits or licenses for the sale of television services to subscribers in Uruguay. If any such permits or licenses include the department of Montevideo, the limit is reduced from six to three;

•                  any individual or legal entity that owned more than the permitted number of permits or licenses as of the date of effectiveness of the Uruguayan Audiovisual Law must transfer any permits or licenses in excess of such limit within four years of the effectiveness of the Uruguayan Audiovisual Law; and

•                  providers of television services cannot offer phone or data transmission services in Uruguay.

As of the date of this Report, Cablevisión’s Uruguayan subsidiary Adesol is analyzing the potential consequences that the Uruguay Audiovisual Law may have on its operations, and is considering any legal actions that it might be entitled to take to protect its rights and those of its shareholders. Several actions have been filed by third parties claiming that the Uruguayan Audiovisual Communications Law is unconstitutional, the majority of which remain pending. However, any such rulings will only affect the relevant parties to the claims.

BUSINESS DESCRIPTION

About Cablevisión

Cablevisión is the largest operator of cable television services and data cable transmission systems in Argentina and one of the largest providers of cable services in Latin America in terms of subscribers. Cablevisión engages in the installation, operation and development of cable television and data cable transmission services. Cablevisión is the largest multiple system operator (“MSO”) in Argentina and Latin America in terms of subscribers. An MSO is a company that owns multiple cable systems in different locations under the control and management of a single, common organization.

As of June 30, 2017, Cablevisión had 3.91 million “clientes únicos” or active customer relationships, of which 58% received broadband services, 90% received cable services and 47% received both services. As of June 30, 2017, Cablevisión also had approximately 614,000 mobile post-paid customers and 340,000 prepaid customers. Cablevisión’s customer base grew by 4% during the last three years, while ARPU (in Pesos) increased by 169% during the same period. Cablevisión operates under the brands Cablevisión, Fibertel, FiberCorp and Nextel.

As of June 30, 2017, Cablevisión’s networks passed through approximately 7.9 million homes in Argentina and Uruguay (homes are considered passed through if Cablevisión can connect them to Cablevisión’s distribution system without further extending the transmission lines). Cablevisión can deliver a two-way bandwidth capacity of more than 750 MHz to approximately 79% of the homes passed through by Cablevisión’s networks, reaching approximately 6.2 million homes. Through these networks, Cablevisión offers not only cable services and broadband services but also additional revenue-generating services and products, such as premium services and pay-per-view, as well as high-speed data transmission and Internet access using two-way high-speed cable modems. According to International Data Corporation (IDC), Dataxis and Cablevisión’s estimates, as of June 30, 2017, it served approximately 38% of the Argentine pay television market and  more than 31% of the Argentine Internet broadband market, in each case in terms of the number of subscribers.

Cablevisión operates in some of the most populated regions of Argentina and Uruguay, including the City of Buenos Aires and the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro, among others. See “Business Description—Cablevisión’s Networks and Operating Region.”

Cablevisión’s History

Cablevisión is a sociedad anónima organised under the laws of Argentina. It was incorporated on April 5, 1979, for a term of 99 years (the maximum term permitted by Argentine corporate law upon formation) and its by-laws were registered with the IGJ on August 29, 1979 under No. 2,719, Book 93, Volume “A” of corporations. Under Argentine law, Cablevisión’s shareholders are entitled to extend this term before its termination.

Nextel

On September 11, 2015, Cablevisión acquired 49% of the outstanding capital of Nextel Communications Argentina S.R.L. (“Nextel”). On January 27, 2016, Cablevisión, together with its subsidiary, Televisión Dirigida S.A. (“Televisión Dirigida”), completed the acquisition of the remaining 51% outstanding capital of Nextel. The agreed price for the acquisition of the 100% stake in Nextel was US$ 177.7 million. On June 30, 2016, Televisión Dirigida transferred to Cablevisión and to its subsidiary PEM S.A., 48.5% and 0.1%, respectively, of the outstanding capital and voting stock of Nextel. On December 28, 2016, PEM S.A. transferred to Cablevisión the remaining 0.1% of the outstanding capital and voting stock of Nextel.

On March 3, 2016, ENACOM approved Cablevisión’s acquisition of a 100% stake in Nextel. On April 12, 2017, the Argentine antitrust regulator (Comisión Nacional de la Defensa de la Competencia or “CNDC”) approved Nextel’s acquisition by Cablevisión. As of the date hereof, Cablevisión directly owns 100% of Nextel’s outstanding capital stock.

Cablevisión acquired Nextel to further its strategy of entering into the Argentine mobile market and expanding its mobile services. By combining Cablevisión’s fiber optic network with Nextel’s network, Cablevisión can offer its customers fourth generation (4G) access, among other innovative mobile services.

In June 2016, Cablevisión purchased, together with Nextel, Fibercomm S.A. (“Fibercom”) and Gridley Investments S.A. (“Gridley”), companies which own the entirety of the capital stock of Trixco S.A. (“Trixco”), a title holder of radio-electric space in the 900 MHz frequency range. In addition, Nextel purchased the entire capital stock of WX Telecommunications S.A. (“WX”) and Greenmax Telecommunications S.A. (“Greenmax”), companies that control Skyonline Argentina S.A. (“Skyonline”), Netizen S.A. (“Netizen”), Infotel S.A. (“Infotel”) and Callbi S.A. (“Callbi”, and together with Nextel, Fibercom, Gridley, Trixco, WX, Greenmax, Skyonline, Netizen, and Infotel, the “Absorbed Companies”), which provide wireless telecommunication and radioelectric services in the 2.5 Ghz range. The total amount paid to the sellers in these transactions was US$138.2 million. On March 31, 2017, Cablevisión and the Absorbed Companies entered into a pre-merger commitment, pursuant to which Cablevisión will absorb the Absorbed Companies. The pre-merger commitment was approved by the shareholders of Cablevisión and the Absorbed Companies on May 17, 2017. Additionally, once the regulatory period for the presentation of oppositions expired,  the parties executed on July 11, 2017 the final merger agreement, which was filed with the CNV for regulatory approval on July 17, 2017.

On March 6, 2017, ENACOM approved the refarming project with economic compensation filed by Nextel in order to provide advanced mobile communication services (“SCMA”), authorized Nextel to exploit the required frequencies, and imposed on Nextel additional coverage obligations.

On April 12, 2017 Nextel and ENACOM entered into an agreement (the “ENACOM Agreement”) setting forth the terms and conditions under which Nextel will provide SCMA. Under the ENACOM Agreement, prior to providing SCMA, Nextel has agreed to (i) return a portion of the radio-electric spectrum and (ii) grant a guarantee in favor of ENACOM for an amount representing the economic value of the portion of radio-electric spectrum that must be returned by Nextel. In addition, Nextel must also issue a performance bond to guarantee the obligations undertaken by Nextel in favor of ENACOM. Further, Nextel accepted ENACOM’s power, subject to certain conditions, to replace within the second anniversary of the celebration of the ENACOM Agreement, certain distribution channels of Nextel’s frequency bandwidth ranging from 2,500 to up to 2,690 MHz for distributions channels with different frequencies, as required by article 7 of Resolution No. 1,034/2017 issued by ENACOM. If ENACOM exercises this power, Nextel must pay the compensation set forth under the ENACOM Agreement.

On April 28, 2017, pursuant to the ENACOM Agreement, Nextel transferred to ENACOM the “economic compensation” determined by ENACOM on April 26, 2017 for a total amount of Ps. 478.2 million.

On May 5, 2017, pursuant to the ENACOM Agreement, Nextel filed the performance bond policies in order to guarantee the return of the radio-electrum spectrum, among other obligations.

As of June 30, 2017, Nextel had 614,000 post-paid clients, 340,000 prepaid clients and approximately 1,000 transmission towers, of which about 300 are co-located with third-party mobile operators.

Corporate Structure

The chart set forth below shows Cablevisión’s general consolidated corporate structure.

Cablevisión’s most significant consolidated subsidiaries are Nextel, Televisión Dirigida, Adesol and Telemás S.A. (“Telemás”). In addition, Cablevisión also holds minority interests in unconsolidated entities providing, as of the date of this Report, cable television services to approximately 281,000 subscribers in the aggregate. Unless otherwise specified, Cablevisión’s subscriber data included in this Report does not include such subscribers.

Below is a chart detailing Cablevisión’s most significant consolidated subsidiaries, as well as Cablevisión’s percentage of direct and indirect interest in the capital stock and votes of each of such subsidiaries as of June 30, 2017:

Subsidiary of Cablevisión	Country of Incorporation	Percentage in Share Capital and Votes (%)
Adesol S.A.(1)	Uruguay	100
Nextel Communications Argentina S.R.L.	Argentina	100
Telemás S.A.	Uruguay	100
Televisión Dirigida S.A.(2)	Paraguay	100

(1)                                     Includes interests in special purpose entities, i.e., Audomar, Bersabel, Dolfycor, Reiford, Space Energy, Tracel and Visión Satelital.

(2)                                     On December 5, 2014, the activities and operations of Cable Visión Comunicaciones S.A., Producciones Unicanal S.A and Consorcio Multipunto Multicanal (CMM) S.A. were absorbed by Televisión Dirigida S.A. by way of merger.

Cablevisión’s Business

Overview

Together with its subsidiaries, Cablevisión offers a full range of cable television, internet and telecommunications services.

In 2015, Cablevisión’s revenues totaled Ps. 20,125 million and Cablevisión’s total assets were Ps. 19,509 million. In 2016, Cablevisión had revenues and total assets of Ps. 30,571 million and Ps. 28,935 million, respectively. Cablevisión’s average revenue per user (“ARPU”) totaled Ps. 420 and Ps. 566 for 2015 and 2016, respectively.

Cablevisión’s Networks and Operating Region

Cablevisión’s principal activity is the operation of cable networks in the Buenos Aires Metropolitan Area, which includes the City of Buenos Aires and surrounding areas and which, together with the city of La Plata, form the “AMBA Region”. Cablevisión also operate in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro. As of June 30, 2017, Cablevisión served approximately 3.5 million cable television customers and 2.3 million broadband customers, which were organized into four operational regions: the AMBA Region, the Province of Buenos Aires and Patagonia Region, the Central Region and the Litoral Region. As of June 30, 2017, Cablevisión’s network passed through approximately 7.9 million homes and extended to over approximately 50,800 kilometers, of which approximately 10,000 kilometers included Cablevisión’s interurban fiber optic network.

The following table shows data in respect of Cablevisión’s active customer relationships as of June 30, 2017 (excluding Nextel) and is based on information published by third parties and Cablevisión’s internally generated market information:

	Total	AMBA	Province of Buenos Aires and Patagonia	Center	Litoral	Uruguay
Active Customer Relationships(1)	3,914	1,729	953	539	549	144
Cable Customers(2)	90%	87%	91%	90%	93%	100%
Broadband Customers(2)	58%	69%	52%	55%	48%	N/A

(1)            Figures in thousands.

(2)            Customers as a percentage of total active customer relationships.

As of June 30, 2017, Cablevisión’s cable network passed through approximately 7.9 million homes. Cablevisión can deliver a two-way network with a bandwidth capacity of more than 750 MHz to approximately 79% of the homes passed through Cablevisión’s cable network and, in the AMBA Regions, this percentage increases to 89% of the homes passed through Cablevisión’s cable network. Through these networks, Cablevisión offers additional revenue-generating services and products, such as premium services and pay-per-view, as well as high-speed data transmission and Internet access using two-way high-speed cable modems.

The AMBA Region includes cable systems deployed in the City of Buenos Aires and its surrounding metropolitan area. It is the region with the highest purchasing power in Argentina and is also the most densely populated. There are approximately 12.8 million inhabitants in the AMBA Region, representing approximately 33% of the total population of Argentina.

Cablevisión’s Province of Buenos Aires and Patagonia Region consists of five sub-regions: La Plata, Neuquén, Lincoln, Bahía Blanca and Mar del Plata, including 100 municipalities.

Cablevisión’s Central Region includes cable systems located in the provinces of Córdoba, La Pampa and Salta, including the cities of Córdoba, Río Cuarto, Villa Maria, Santa Rosa, Salta and San Francisco.

Cablevisión’s Litoral Region includes cable systems located in the Northeast region of Argentina, including the cities of Rosario and Santa Fe, in the province of Santa Fe; Paraná, in the province of Entre Ríos; Posadas, in the province of Misiones; Resistencia, in the province of Chaco, the city of Corrientes and other cities in the Province of Corrientes and the city of Formosa in the Province of Formosa.

Network Architecture

The following map sets forth Cablevisión’s network infrastructure and main coverage areas as of June 30, 2017.

(1)                   Green circles represent the sky digital headends in airspace, blue circles represent main digital headends, red circles represent secondary digital headends and red lines represent fiber optic back bones.

Cablevisión’s network’s trunk or backbone portion in the AMBA Region consists entirely of fiber optic cable. Cablevisión built a fiber optic cable ring around the City of Buenos Aires that provides network redundancy (which is a method for ensuring network availability in the event of a network device or path failure resulting in unavailability) and improves network reliability. Cablevisión has deployed a similar fiber optic network architecture in Córdoba and Salta, in the Central Region, and in the cities of Santa Fe, Paraná and Rosario in the Litoral Region.

Cable television and data signals are transmitted from the main headend—the control center of the cable system, where incoming signals are amplified, converted, processed and combined for transmission to the customer—to the hubs that provide services to specific areas. Each hub concentrates and transmits the cable television and data signals it receives via fiber optic cable to optical nodes. At each node the signals are converted from optic to electric codes and are then re-transmitted via coaxial cable to a distribution node. From there, the signal is transmitted to the subscriber’s domicile along a coaxial or “drop” cable.

Cablevisión’s cable networks outside of the areas described above are built with coaxial cable architecture. Cablevisión intends to continue extending the fiber optic cable and other technological improvements that currently exist in the AMBA Region and the main cities of the other three regions, such as hybrid fiber coaxial technology, to other operational cities within such regions as part of Cablevisión’s long-term plan to expand and improve its network capacity.

Main Products

Cablevisión offers its cable and broadband customers a diverse range of products, including:

•                  Cablevisión Clásico: Cablevisión’s basic, analog cable television product;

•                  Cablevisión Digital: In addition to the basic grid included in Cablevisión Clásico, this option, which Cablevisión provides through a digital decoder, gives cable subscribers access to radio and music channels, among others, and certain premium channels;

•                  Cablevisión HD: In addition to the options offered through Cablevisión Digital, subscribers to this product are provided a high definition decoder that grants them access to over 50 high definition channels;

•                  Cablevisión On Demand: Where available, this product allows subscribers to access Cablevisión’s “On Demand” service that includes a variety of content including: (i) SVOD (where the subscriber is charged a monthly fee in order to access unlimited programs), (ii) TVOD (where the subscriber is charged a fee based on the content it watches) and (iii) FVOD (free on demand services to the subscriber which generally include basic cable signals);

•                  Broadband Products: Subscribers gain access to Cablevisión’s high-speed broadband services;

•                  Fibertel Zone: Users gain access to a Wi-Fi network free of cost outside their homes;

•                  Cablevisión Flow: Cablevisión launched Cablevisión Flow (“Over-The-Top” services) on November 8, 2016. This product will enable Cablevisión’s subscribers to view TV content on multiple types of devices such as smartphones, tablets and smart-TVs. Over time, Cablevisión Flow will replace Cablevisión Play; and

•                  Fibercorp Products: Fibercorp is Fibertel’s corporate business unit. Fibercorp provides telecommunication services to large, medium and small size companies through a wide communications network for the transfer of data, video and oral information, that enables it to provide internet access, infrastructure with dynamic connections, symmetric access and IP video security, among other products.

Programming and Other Cable Television Services

Cablevisión invests significant resources to offer a wide variety of programming options in order to appeal to potential new subscribers and meet their needs. Cablevisión’s revenues derive primarily from monthly subscription fees for basic cable service and high-speed Internet access. To a lesser extent, Cablevisión also derives revenues from connection fees and advertising and from fees for premium and pay-per-view programming services, digital packages, DVR, HD packages, video-on-demand services (VOD) and magazine distribution.

Cablevisión purchases basic and premium programming from more than 50 signal providers, including, among others, ESPN SUR S.A., Imagen Digital S.A., HBO Latin America Group (“HBO”), Fox Latin America Channel S.R.L., LAPTV, Tele Red Imagen Sociedad Anónima (“TRISA”), Pramer,  and Discovery Latin America (“Discovery”), as well as all broadcast television channels of Buenos Aires. The programming arrangements have an average duration of 24 to 36 months, and are primarily denominated in Pesos. The fees paid to signal providers under these arrangements are linked to the growth of Cablevisión’s subscriber base and the fees Cablevisión charges to its customers.

Premium Services

Cablevisión’s customers are given the option to acquire premium additional packages not included in the basic package by paying an additional fee. These packages and services include channels in addition to those included in the basic package, provide exclusive content, and divide such content by movie genres, adult programs and sports, or a combination of these categories. The monthly fees charged for premium services vary depending on the package subscribed to by the customer and the geographic and operational region in which Cablevisión offers such service. Premium subscribers receive a free digital box that enables them to access this service and gives them the option to choose pay-per-view programs.

Basic Digital Service

Cablevisión offers the digital service in the AMBA Region and in the most important cities of Argentina in terms of size and wealth (such as Córdoba, Rosario and Santa Fe, among others). This service gives subscribers the option to increase the number of channels offered and includes an onscreen programming guide.

Cablevisión offers a package called the “Basic Digital Pack.” Through this package, Cablevisión’s customers receive the following channels, among others: Al Jazeera, Allegro, America Sports, Antena 3, Arirang, Baby TV, BBC, Bloomberg, CNN International, Deutsche Welle, Discovery Civilization, Discovery Science, Discovery Turbo, DX TV, ESPN 3, ESPN Extra, Eurochannel, Euronews, Fox News, Fox Sports 2, Fox Sports 3, France 24, Glitz, History 2, HTV, Maschic, MTV Hits, Much Music, Mundo Fox, Natgeo Wild, NBA TV, Nick Jr., Paramount, Solo Tango, Sun Channel, SyFy, The Golf Channel, Tooncast, TV Chile, TV Galicia, TV 5, VH1, VH1 Megahits, and WOBI TV. They also receive more than 50 additional audio channels, which give Cablevisión’s customers access to radio signals such as Radio Mitre, Radio Rivadavia, Radio Disney, and FM 100, as well as to opera, rock, tango and salsa music, among other options.

HD Services

To continue providing its customers with the best programming, Cablevisión offers high definition versions of the Cablevisión Basic HD and its Premium HD Packages, such as Cablevisión Max HD, in locations where the required technology to broadcast this format has been deployed. This programming package includes a large variety of genres such as sports, movies, series, documentaries and music, with high resolution and better image quality. Moreover, this offer also includes open air channels under an HD format such as Canal 9, El Trece, Telefé and TV Pública, together with other channels such as Fox Sports, Cinecanal, MTV, Disney, BBC, Discovery, Sony and Space.

Through its HD platform, Cablevisión broadcasts events using 3D technology for subscribers of the Premium HD service program that have the necessary equipment for this type of technology. In addition, since 2012, Cablevisión has offered its HD customers a new VOD service that enables them to purchase programs or packages offered through an onscreen programming guide, with access to certain free services. The VOD programming services enables Cablevisión to offer its customers interactive audiovisual content without time constraints. Such VOD programming includes channels such as Wobi TV, HBO, Discovery and ARTEAR.

Internet Access, Corporate Products and Interactive Services

Cablevisión has offered high-speed cable modem access to the Internet through Cablevisión’s networks under the Fibertel brand since September 1997. Cablevisión’s Internet connectivity products are specially tailored for the needs of each residential or corporate user, and include specific solutions such as virtual private network services, traditional Internet protocol (“IP”) links and corporate products that offer additional services. Since 1997, Cablevisión has consistently upgraded Cablevisión’s networks in order to increase the speed of Cablevisión’s products. Cablevisión’s customers currently have an average access to networks of approximately 16 megabytes.

In 2010, with the purpose of enhancing the development and innovation of corporate products, Cablevisión created FiberCorp, which is a corporate business unit within Fibertel that provides telecommunication solutions to large, medium and small-size companies. FiberCorp has a wide communications network for the transportation of data, sound and video, which enables it to provide internet access, dynamic connections, symmetric access and IP video vigilance, among other services.

Cablevisión also provides high-speed Internet services in the AMBA Region, Córdoba, Rosario, Campana, Río Cuarto, Posadas, Salta, Olavarría, Pergamino, Mar del Plata, Bahía Blanca, and Santa Fe, among other cities in Argentina.

Additionally, Cablevisión also offers international IP access through global backbone providers.

Mobile Services

Cablevisión offers mobile services through its subsidiary Nextel to existing customers by means of its Integrated Digital Enhanced Network which enables it to offer “push to talk” technology to such mobile services customers.

Over-The-Top Services

In order to provide customers with the best experience while still providing the best access to Cablevisión’s content, in November 2016 Cablevisión launched a new online content program known as “Flow” that enables Cablevisión to distribute its signals in a new way. Through the “Flow” program, Cablevisión can distribute its content through an IP structure coupled with digital television quadrature amplitude modulation, which include adequate security measures. “Flow” enables Cablevisión’s clients to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to “video on demand” contents and “cloud DVR” (which permits subscribers to save content in the providers database instead of in the subscribers digital recorder). These new functions are provided through a new subscribers interface coupled with new search systems and advanced recommendations tailored to each subscriber, and may be accessed through different devices (such as tablets, smartphones, and smart TVs, among others).

Sales, Marketing and Customer Service

Cablevisión’s marketing strategy focuses on subscribers that receive only one of its main services to cross sell its cable and broadband services packages, to offer innovative services to its existing customers, and to upgrade existing broadband customers to higher speeds.

Advertising and Marketing

Cablevisión relies on various marketing tools, including promotions, customer service centers, communication of company news, and dissemination of institutional and programming information through its websites. Cablevisión advertises in graphic media and on its own broadcast advertising spaces. In addition, Cablevisión publishes a monthly magazine called “Miradas,” which is sold to a portion of Cablevisión’s subscriber base.

Cablevisión’s marketing activities include:

•                  advertising on television, radio, newspapers, billboards on the streets and local programming channels offered to customers;

•                  personal visits to current and potential customers;

•                  telemarketing directed to potential and former customers, as well as current customers who have not subscribed to any premium services;

•                  mailing information and special promotional material to current and potential customers; and

•                  special events for Cablevisión customers, some of which are sponsored jointly with programming providers.

Customer Service

Cablevisión’s customer service is provided through a unified center (the “Contact Center”) available 24 hours a day and 365 days a year. Cablevisión’s customers can contact the Contact Center by phone, e-mail and chat through its website, as well as through social media such as Twitter and Facebook. Accessibility through social media is particularly important in Latin American countries and especially in Argentina, which shows a high degree of social media penetration.

Cablevisión has obtained the Customer Operations Performance Center (“COPC”) certificate for Cablevisión’s Contact Center. COPC promotes improvements in the way customer requests are handled and addressed, and is awarded based on the quality of customer service practices as well as customer satisfaction. One of the main achievements obtained by the Contact Center during 2016 was the recertification of the COPC VMO 5.2. This accomplishment portrays the excellence achieved by Cablevisión’s customer service as a result of the combined effort of all sectors of the Contact Center. The quality certification was also extended to the procedures used in connection with the new social network channel as well as with corporate clients. These achievements are not only the result of the implementation of changes in Cablevisión’s procedures but also improvements in subscriber satisfaction.

Cablevisión’s customer satisfaction indexes have been maintained above its goal of 85%, based on top two box methods, confirming the excellence of the services provided. Cablevisión believes that its attention to customer service differentiates it from its competitors and is rewarded with customer loyalty.

Billing and Subscriber Management

Cablevisión’s standard billing practice is to distribute invoices to its subscribers together with the monthly programming guide. Accordingly, almost all subscribers are invoiced in advance for their monthly cable television service. Cablevisión also invoices most of its high-speed cable modem Internet access subscribers in advance.

A majority of Argentine cable television and broadband subscribers pay their monthly invoices by automatic credit card or bank account debits. Cablevisión’s subscribers may also pay their invoices in person, personally at local banks or through external collection agents. Cablevisión pays a commission to collection agents.

Cablevisión seeks to enforce a strict disconnection policy, which results in the disconnection of cable television services after a three-month period of non-payment and delivery of a notice of disconnection. With respect to broadband services, Cablevisión disconnects its services after a two-month period of non-payment and delivery of a corresponding notice of disconnection.

Management of Churn

Churn refers to the termination of a customer’s account. The churn rate is determined by calculating the total number of disconnected customers over a given period as a percentage of the initial number of relevant customers for the same period.

Cablevisión’s cable customer churn rate for the six-month period ended June 30, 2017, was 14.9%, compared to 14.0% for the same period of 2016.

Cablevisión’s broadband customer churn rate for the six-month period ended June 30, 2017, was 17.0%, compared to 16.3% for the same period of 2016.

Cablevisión’s cable customer churn rate in 2016 was 13.8%, compared to 12.6% in 2015 and 13.6% in 2014.

Cablevisión’s broadband customer churn rate in 2016 was 16.2%, compared to 15.6% in 2015 and 16.3% in 2014.

To reduce losses associated with churn, Cablevisión seeks to enforce a strict disconnection policy.

Competition

With respect to cable television transmission, Cablevisión faces competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless transmission services. As a result of the non-exclusive nature of Cablevisión’s licenses, Cablevisión’s cable systems frequently have been overbuilt by one or more competing cable networks; in addition to the satellite television service that is also available. Free broadcasting services are currently available in Argentina. In the AMBA

Region, these services primarily include four privately-owned channels and their local affiliates, and one state-owned national public television network. In addition, the Argentine government has distributed digital boxes to certain sectors of the population that provide free access to certain channels in connection with the Argentine Terrestrial Digital Television System.

While the Argentine paid television industry is highly fragmented and comprises over 700 operators, Cablevisión’s largest competitors are Telecentro S.A., which is focused in the AMBA Region, and Directv Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. Cablevisión also considers Over-The-Top internet video system providers such as Netflix, Arnet play and On Video as competitors.

Among paid television systems, competition is driven primarily by:

•                  price;

•                  programming services offered;

•                  customer satisfaction; and

•                  quality of the system.

The Argentine high-speed Internet access industry is characterized by the presence of two large players, Arnet and Speedy. Arnet is owned by Telecom (and, as a result, will form part of Cablevisión’s combined company if the Merger is consummated), while Speedy is owned by Telefónica. These companies also provide 4G services through their respective brands, Personal and Movistar. Claro also provides 4G services and began offering high-speed internet services through fiber optic cable in certain regions of the country in 2011.

Cablevisión therefore faces substantial competition from various players active in the Argentine cable television and data cable transmission industry, which continues to grow. See “Risk Factors—Risks Related to Cablevisión’s Industry—Cablevisión faces substantial and increasing competition in the Argentine cable television and data cable transmission industry.”

Regulation

The telecommunications services Cablevisión provides are principally regulated by the Digital Argentina Law and Decree No. 267 and are subject to the supervision and control of ENACOM, an autarchic and decentralized entity under the jurisdiction of the Argentine Communications Ministry. Although Law No. 22,285 (the “Broadcasting Law”) has been repealed by the Digital Argentina Law and Decree No. 267, the Broadcasting law is still relevant to the extent that Cablevisión has been granted licenses that remain valid under such law.

Business of Telemás

Uruguay

Through its subsidiary Telemás, Cablevisión provides programming and management services to ultra-high frequency (“UHF”) systems and to seven cable operators in Uruguay for a fee relating to programming and management services. As of June 30, 2017,

Cablevisión offered services to approximately 144,200 subscribers in Uruguay. In the cities of Montevideo and Canelones, Telemás offers an important variety of channels with a digital system and competes with other cable systems that offer similar products.

Capital Expenditures

The following table sets forth Cablevisión’s capital expenditures for the periods indicated.

	Year ended December 31			Six Months ended June 30
	2016	2015	2014	2017	2016
	(in millions of Pesos)
Net Capital Expenditures(1)	8,713	4,173	2,371	5,554	3,620

(1) Net of decrease in property, plant and equipment

Beginning in 2015, Cablevisión increased significantly Cablevisión’s capital expenditures to improve the quality and increase the coverage of Cablevisión’s cable and data transmission networks. To achieve these objectives, Cablevisión invests in new infrastructure and the modernization and upgrading of Cablevisión’s networks and IT backbones.

Net capital expenditures in property, plant and equipment in 2016 resulted in improvements in the quality of Cablevisión’s networks, increasing their capacity and coverage. For the year ended December 31, 2016, Cablevisión invested Ps. 8,713 million in net capital expenditures in property, plant and equipment, representing approximately 28% of Cablevisión’s total revenues, a 109% increase compared to 2015.

Cablevisión increased the aggregate capital expenditures for 2016, principally to improve its networks and increase their capacity and coverage. Cablevisión’s capital expenditures going forward will depend on the need to acquire technical developments as well as on economic and market conditions.

Cablevisión owns real estate properties including its corporate headquarters located in Barracas, in the City of Buenos Aires, and an operations center in Munro, in the Province of Buenos Aires.

Environmental Matters

Cablevisión endeavors to comply with all relevant environmental legislation, and no claims have been brought against it in respect of environmental matters.

Cablevisión has performed several tests to analyze the levels of radiation emitted by its equipment. All such tests have evidenced that the radiation levels are in line with industry standards.

Environmental Impact Assessment

Cablevisión views sustainability as a way of conducting business and operating and providing services. Several years ago, Cablevisión began taking action to manage environmental matters, at first through separate activities, some of which have been implemented.

On August 29, 2014, Cablevisión incorporated the Environmental Model ISO 14001, which has been implemented in the city of Rosario and will be expanded to Cablevisión’s entire operations.

Cablevisión has overseen the systematic collection of information relating to environmental management indicators, in line with to the Global Reporting Initiative guidelines for voluntary reporting to ensure the monitoring of its environmental footprint and to continue improving its environmental performance. This initiative has involved the collection and consolidation of environmental performance information in over 280 sites across Argentina, where various activities are carried out, namely: administrative offices, commercial offices, channels for television content production and technical bases. The cooperation of company officers responsible for the sites, health, security, occupational assistance and environment teams, as well as from various areas of Cablevisión’s management, have been crucial. Management’s support highlights the importance of the monitoring of Cablevisión’s environmental impact to improve Cablevisión’s approach and planning of initiatives and improve Cablevisión’s performance.

ANNEX A

Cablevisión Unaudited Financial Statements

Cablevisión S.A.

Consolidated Condensed Interim Financial Statements

as of  June 30, 2017 and for the six-month period beginning January 1, 2017 and ended on June 30, 2017 presented on a comparative basis

Cablevisión S.A.

Index

Consolidated Condensed Interim Financial Statements
Consolidated Statement of Comprehensive Income.
Consolidated Statement of Financial Position.
Consolidated Statement of Changes in Equity.
Consolidated Statement of Cash Flows.
Notes to the Consolidated Condensed Interim Financial Statements
1.	General information.
2.	Basis of preparation and presentation of Consolidated Condensed Interim Financial Statements.
	2.1.	Basis of preparation.
	2.2.	Standards and Interpretations issued but not adopted to date.
	2.3.	Standards and Interpretations issued adopted to date.
	2.4.	Basis of consolidation.
	2.5.	Consolidated Statement of Cash Flows.
	2.6.	Foreign currency and functional currency.
3.	Accounting estimates and judgments.
4.	Acquisition of companies and company reorganization processes.
5.	Segment information.
6.	Revenues.
7.	Cost of sales.
8.	Cost of services rendered, selling expenses and administrative expenses.
9.	Financial costs.
10.	Other financial income and expenses, net.
11.	Property, plant and equipment.
12.	Intangible assets.
13.	Goodwill
14.	Investments.
15.	Investments in associates.
16.	Other receivables.
17.	Trade receivables.
18.	Inventories.
19.	Bank and financial debt.
20.	Regulatory Framework.
	20.1.	Matters related to the regulatory situation of the Company.
21.	Provisions and other charges.
	21.1.	Legal and administrative processes and other commitments.
22.	Taxes payable.
23.	Other payables.
24.	Accounts payable and others
25.	Share Capital.
26.	Reserves, accumulated results and dividends.
27.	Balances and transactions with related parties.
28.	Joint ventures UTE Ertach - Prima.
29.	Financial instruments.
	29.1.	Financial instruments at fair value.
	29.2.	Fair value of financial instruments.
30.	Subsequent events.
31.	Approval of consolidated condensed interim financial statements.

Cablevisión S.A.

Consolidated Statement of Comprehensive Income

For the six-month periods ended

June 30, 2017 and 2016, respectively

(In Pesos)

	Notes	06.30.2017	06.30.2016	04.01.2017 to 06.30.2017	04.01.2016 to 06.30.2016
Continuing operations
Revenues	6	19,233,129,314	14,242,672,066	9,800,009,065	7,174,185,576
Cost of sales (1)	7	(8,655,291,081)	(6,448,838,271)	(4,465,539,568)	(3,357,377,935)

Gross income		10,577,838,233	7,793,833,795	5,334,469,497	3,816,807,641

Selling expenses (1)	8	(2,740,870,523)	(1,930,680,506)	(1,395,979,345)	(958,383,297)
Administrative expenses (1)	8	(2,155,718,863)	(1,622,384,811)	(1,096,763,930)	(865,346,414)
Other income and expenses, net		11,737,781	1,511,424	3,039,049	503,677
Gain of business acquisitions		—	114,093,096	—	—
Financial costs	9	(737,854,177)	(1,708,350,777)	(890,875,755)	(588,815,897)
Other financial income and expenses, net	10	(155,886,418)	355,893,146	8,560,323	(110,448,271)
Financial results		(893,740,595)	(1,352,457,631)	(882,315,432)	(699,264,168)
Equity in earnings from associates		78,056,918	69,195,034	37,617,084	32,292,343
Net income before income tax		4,877,302,951	3,073,110,401	2,000,066,923	1,326,609,782
Income tax		(1,705,241,377)	(983,974,734)	(719,825,198)	(439,791,113)
Net income for the period		3,172,061,574	2,089,135,667	1,280,241,725	886,818,669
Other comprehensive income
Items that can be reclassified to earnings
Variation in translation differences of foreign operations		(15,118,362)	56,583,490	89,630,069	14,919,912
Total comprehensive income for the period		3,156,943,212	2,145,719,157	1,369,871,794	901,738,581

Net income for the period attributable to:
Equity holders of the Company		3,138,878,010	2,062,650,293	1,264,734,292	871,897,963
Non-controlling interests		33,183,564	26,485,374	15,507,433	14,920,706

Total comprehensive results attributable to:
Equity holders of the Company		3,138,364,208	2,134,311,189	1,342,556,038	886,806,079
Non-controlling interests		18,579,004	11,407,968	27,315,756	14,932,502

(1) Includes amortization of intangible assets and depreciation of property, plant and equipment of Ps. 1,833,559,946 and
Ps. 1,098,562,555 at June 30, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Financial Position

As of June 30, 2017 and December 31, 2016

(In Pesos)

		06.30.2017	12.31.2016
	Notes	Ps.
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11	19,115,125,157	15,377,953,783
Intangible assets	12	2,374,565,633	1,921,465,069
Goodwill	13	4,027,538,571	4,041,725,646
Investments in associates	15	243,838,242	276,538,212
Investments	14	1,233,509,344	1,133,469,884
Deferred tax asset		82,967,289	71,338,687
Other receivables	16	287,302,744	290,033,086
Total non-current assets		27,364,846,980	23,112,524,367

CURRENT ASSETS
Inventories	18	175,238,301	266,648,607
Other receivables	16	950,286,764	632,924,055
Trade receivables	17	2,235,179,085	1,673,554,772
Investments	14	1,106,924,754	2,002,196,003
Cash and banks		731,137,015	1,246,653,024
Total current assets		5,198,765,919	5,821,976,461

Total assets		32,563,612,899	28,934,500,828

SHAREHOLDERS’ EQUITY (as per related statement)
Attributable to equity holders of the Company
Shareholders contributions		1,200,000,000	1,200,000,000
Reserves and accumulated results		11,619,887,475	10,081,523,267
Attributable to non-controlling interests		438,903,971	426,053,160
Total shareholders’ equity		13,258,791,446	11,707,576,427

LIABILITIES
NON-CURRENT LIABILITIES
Bank and financial debt	19	9,048,861,387	8,579,453,749
Deferred tax liability		347,043,275	375,103,633
Provisions and other charges	21	1,010,831,232	955,036,803
Taxes payable	22	4,002,298	3,776,292
Other payables	23	115,488,825	110,487,630
Total non-current liabilities		10,526,227,017	10,023,858,107

CURRENT LIABILITIES
Bank and financial debt	19	941,041,745	979,090,850
Taxes payable	22	1,931,309,740	1,620,117,773
Other payables	23	1,005,603,298	246,514,113
Accounts payable and others	24	4,900,639,653	4,357,343,558
Total current liabilities		8,778,594,436	7,203,066,294

Total liabilities		19,304,821,453	17,226,924,401

Total liabilities and shareholders’ equity		32,563,612,899	28,934,500,828

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Changes in Equity

As of June 30, 2017 and 2016

(In Pesos)

	EQUITY ATTRIBUTABLE TO THE COMPANY’S EQUITY HOLDERS
	SHAREHOLDERS’ CONTRIBUTIONS					ACCUMULATED RESULTS
	Share capital	Treasury shares	Additional paid – in capital	Merger premium	Sub-total	Legal Reserve	Voluntary reserve (2)	Special reserve – Application of IFRS	Accumulated Results	Other Reserve	Total Company’s equity holders	Non- controlling interests	Total equity
Balances as of January 1, 2016	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	4,544,575,404	42,775,870	2,473,366,772	995,323,686	8,430,295,503	295,977,472	8,726,272,975
Social capital reduction arranged by the Extraordinary General Assembly of January 12, 2016	—	(207,157)	—	—	(207,157)	—	207,157	—	—	—	—	—	—
Constitution of Voluntary reserve as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2016	—	—	—	—	—	—	1,723,366,772	—	(1,723,366,772)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2016 (1)	—	—	—	—	—	—	—	—	(750,000,000)	—	(750,000,000)	—	(750,000,000)
Change in the nominal value of shares as decided by the Directors at the Board of Directors’ Meeting held on June 29, 2016, pursuant to the powers delegated by the shareholders at the Extraordinary General Shareholders’ Meeting held on January 12, 2016	(97,110)	—	—	—	(97,110)	—	—	—	—	—	(97,110)	—	(97,110)
Partial reversal of the Voluntary reserve for future dividend distribution as decided by the shareholders at the Extraordinary General Shareholders’ Meeting held on June 30, 2016 (1)	—	—	—	—	—	—	(749,000,000)	—	—	—	(749,000,000)	—	(749,000,000)
Capitalization of the accounts Additional Paid-in Capital and Merger Surplus as decided by the shareholders at the Extraordinary General Shareholders’ Meeting held on June 30, 2016.	137,128,651	—	(134,234,500)	(2,894,151)	—	—	—	—	—	—	—	—	—
Partial reversal of the Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level for its capitalization as decided by the shareholders at the Extraordinary General Shareholders’ Meeting held on June 30, 2016.	865,571,349	—	—	—	865,571,349	—	(865,571,349)	—	—	—	—	—	—
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(4,408,887)	(4,408,887)
Net income for the period	—	—	—	—	—	—	—	—	2,062,650,293	—	2,062,650,293	26,485,374	2,089,135,667
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	71,660,896	71,660,896	(15,077,406)	56,583,490
Sub-total comprehensive income for the period	—	—	—	—	—	—	—	—	2,062,650,293	71,660,896	2,134,311,189	11,407,968	2,145,719,157
Balances as of June 30, 2016	1,200,000,000	—	—	—	1,200,000,000	39,520,853	4,653,577,984	42,775,870	2,062,650,293	1,066,984,582	9,065,509,582	302,976,553	9,368,486,135

Balances as of January 1, 2017	1,200,000,000	—	—	—	1,200,000,000	39,520,853	4,653,577,984	42,775,870	4,045,337,263	1,300,311,297	11,281,523,267	426,053,160	11,707,576,427
Constitution of Voluntary reserve and Legal reserve as decided at the Ordinary and Extraordinary General Meeting of March 30,2017	—	—	—	—	—	200,479,147	2,244,858,116	—	(2,445,337,263)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary General Meeting of March 30, 2017 (1)	—	—	—	—	—	—	—	—	(1,600,000,000)	—	(1,600,000,000)	—	(1,600,000,000)
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(5,728,193)	(5,728,193)
Net income for the period	—	—	—	—	—	—	—	—	3,138,878,010	—	3,138,878,010	33,183,564	3,172,061,574
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	(513,802)	(513,802)	(14,604,560)	(15,118,362)
Sub-total comprehensive income for the period	—	—	—	—	—	—	—	—	3,138,878,010	(513,802)	3,138,364,208	18,579,004	3,156,943,212
Balances as of June 30, 2017	1,200,000,000	—	—	—	1,200,000,000	240,000,000	6,898,436,100	42,775,870	3,138,878,010	1,299,797,495	12,819,887,475	438,903,971	13,258,791,446

(1)             Dividends distributed in March 2017 amounted to Ps 1,600 billion (Ps.13,333.3 per share) as of the date of these Financial Statements Ps.800 million (Ps.6,666.7 per share) were paid.

(2)             As of June 30, 2017, includes Ps. 151 million of voluntary reserve for future distributions of dividends and Ps. 6,747.4 million of voluntary reserve to maintain the level of investments in fixed assets and the current level of solvency of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Cash Flows

As of June 30, 2017 and 2016

(In Pesos)

	06.30.2017	06.30.2016
	Ps.
CASH FLOWS PROVIDED BY OPERATIONS
Net income for the period	3,172,061,574	2,089,135,667
Accrued income tax	1,705,241,377	983,974,734

Adjustments to reconcile the net income for the period to net cash flows provided by operations:
Equity in earnings from associates	(78,056,918)	(69,195,034)
Depreciation of property, plant and equipment	1,808,426,245	1,073,563,741
Amortization of intangible assets	25,133,701	24,998,814
Obsolescence of material	15,121,706	6,528,185
Allowances	336,294,917	220,504,323
Result for the sale of property, plant and equipment	(4,912,918)	(252,724)
Accrued interest, net	249,596,021	181,001,262
Financial results — sundry	425,541,632	745,355,811
Other income and expenses, net	(244,270)	970,867
Gain of business acquisitions	—	(114,093,097)
Net decrease of property, plant and equipment	150,163,517	189,857,396
Net decrease of intangible assets	699	1,764,268
Changes in assets and liabilities
Trade receivables	(804,801,010)	(605,094,572)
Other receivables	(252,183,012)	(248,226,965)
Inventories	91,410,306	(21,103,437)
Accounts payable and others	543,296,094	67,931,562
Taxes payable	(101,481,383)	(317,929,516)
Other payables and provisions	(93,079,988)	160,888
Change in currency translation of foreign operations	(57,911,982)	(51,312,927)
Collection of interest	102,473,778	244,979,912
Income tax paid	(1,332,065,994)	(672,317,854)
Net cash flows provided by operations	5,900,024,092	3,731,201,304

CASH FLOWS USED IN INVESTMENT ACTIVITIES
Acquisition of companies (see Note 4.a))	—	(1,888,367,371)
Increase of intangible assets	(478,240,911)	(23,024,703)
Net changes of notes and bonds	472,810,824	204,377,313
Collection of dividends	39,834,724	1,121,157
Collection for the sale of property, plant and equipment	4,912,918	212,000
Increase of property, plant and equipment	(5,704,459,606)	(3,809,650,249)
Net cash flows provided by / (used in) investment activities	(5,665,142,051)	(5,515,331,853)

CASH FLOWS (USED IN) / PROVIDED BY IN FINANCING ACTIVITIES
Settlement of dividends	(800,000,000)	(749,747,039)
Settlement of financial instruments	(7,702,800)	25,401,250
Increase of loans (See Note 19)	535,115,129	7,475,416,757
Settlement of interests	(365,317,909)	(592,627,898)
Distribution of dividends to non-controlling interests	(5,728,193)	(4,408,892)
Settlement of loan principal and issuing expenses of new loan	(533,135,204)	(4,878,276,722)
Net cash flows (used in) / provided by used in financing activities	(1,176,768,977)	1,275,757,456

Net decrease in cash	(941,886,936)	(508,373,093)
Cash at the beginning of year	2,628,891,874	2,176,677,204
Effect of exchange rate changes on cash and cash equivalents	3,910,502	398,000,551
Cash and cash equivalents incorporated by acquisition of companies	—	2,052,951,267
Cash at the end of period (1) (See Note 2.5)	1,690,915,440	4,119,255,929

(1)    Includes:

Cash and banks	731,137,015	1,635,320,489
Investments with a maturity not exceeding three months	959,778,425	2,483,935,440

The accompanying notes are an integral part of these consolidated financial statements

Cablevisión S.A.

Notes to the Consolidated Condensed Interim Financial Statements

For the six-month period ended June 30, 2017 presented on a comparative basis

(In Pesos)

NOTE 1 - GENERAL INFORMATION

Cablevisión S.A. (“Cablevisión” or the “Company”) was organized on April 5, 1979, to engage in the business of installing, operating and developing supplementary broadcasting services.

The main business of the Company and certain of its subsidiaries consists in operating cable television networks in several locations in Argentina and Uruguay and in the provision of telecommunication services.

Cablevisión is the largest multiple system operator (“MSO”) in Argentina and one of the largest in Latin America. A MSO is a company that owns multiple cable systems in different locations under the control and management of a single, common organization.

The Company provides pay television services pursuant to of licenses issued by the Federal Broadcasting Committee (Comité Federal de Radiodifusión or “COMFER”) and telecommunication services pursuant to licenses issued by the Secretary of Communications (“Secom”).

NOTE 2 - BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

2.1. Basis of preparation

Through General Resolutions No. 562/09 and No. 576/10, the Comisión Nacional de Valores (Argentine Securities Commission or “CNV”, for its Spanish acronym) provided for the application of Technical Pronouncements (“TR”) No. 26 and No. 29 issued by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas or “FACPCE”, for its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for entities subject to the public offering regime governed by Law No. 26831, whether on account of their equity or their notes, or which have requested authorization to be subject to such regime. The FACPCE issues Adoption Communications in order to implement IASB pronouncements in Argentina.

These consolidated condensed interim financial statements of the Company for the six-month period ended June 30, 2017 presented on a comparative basis, have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Some additional matters were included as required by the Argentine General Associations Law (“LGS”) and/or CNV regulations, including, the supplementary information set forth under the last paragraph of Section 1, Chapter III, Title IV of General Resolution No. 622/13. That information is included in the Notes to these consolidated condensed interim financial statements, as provided by IFRS and CNV standards. The consolidated condensed interim financial statements have been prepared in accordance with the accounting policies in accordance with the accounting policies the Company expects to adopt in its annual financial statements as of December 31, 2017. The accounting policies are based on the IFRS issued by the IASB and the interpretations issued by the Interpretations Committee of the International Financial Reporting Standards (“IFRIC”).

These consolidated condensed interim financial statements should be read together with the annual financial statements of the Company as of December 31, 2016 prepared according to IFRS.

These consolidated condensed interim financial statements have been prepared on the basis of historical cost, except for the valuation of financial instruments. In general, historical cost is based on the fair value of the consideration given in exchange for the net assets.

The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the preparation of the annual financial statements as of December 31, 2016.

International Accounting Standard (IAS) 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet closing date of the reporting period and details a series of factors that may indicate that an economy is hyperinflationary. Pursuant to the guidelines of IAS 29, there is not enough evidence to conclude that Argentina was a hyperinflationary economy in 2016 and, therefore, the Company did not apply the restatement criteria to the financial information for the years reported as established under IAS 29.

The attached consolidated information, approved by the Company’s Board of Directors in its meeting of September 4, 2017, is presented in pesos (Ps.), the currency of legal tender in Argentina and has been prepared on the basis of the accounting records of Cablevisión and its controlled companies.

Certain figures reported in the consolidated condensed interim financial statements for the period ended June 30, 2016 were reclassified for comparative purposes with this period.

2.2. Standards and Interpretations issued but not adopted to date

The Company has not adopted the IFRS or revisions of IFRS detailed below, since their application is not required for the period ended June 30, 2017:

• IFRS 9 “Financial Instruments”: Issued in November 2009 and amended in October 2010 and July 2014, IFRS 9 introduces new requirements for the classification and measurement of financial assets and liabilities and for their derecognition. Said standard is applicable to years beginning on or after January 1, 2018.

• IFRS 15 “Revenue from ordinary activities under contracts with customers”: Issued in May 2014 and applicable to years beginning on or after January 1, 2018. It specifies how and when revenue will be recognized, as well as the additional information to be disclosed by the Company in the financial statements.

The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

• IFRS 16, “Leases”: Issued in January 2016. It establishes principles for the recognition, measurement, presentation and disclosure of leases. This standard applies to years beginning on or after January 1, 2019.

As of the date of these Consolidated Condensed Interim Financial statements, the Company cannot estimate its quantitative and qualitative impact because it is analyzing the corresponding accounting effects.

2.3. Standards and Interpretations issued adopted to date

As of the date of these Consolidated Condensed Interim Financial Statements no new standards have been issued that apply to the Company in the current period.

2.4. Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of Cablevisión and the companies and joint ventures it controls as “joint operations”. Control is presumed to exist when the Company has a right to variable returns from its interest in a subsidiary and has the ability to affect those returns through its power over the subsidiary. This power is presumed to exist when it is evidenced by the voting rights, be it that the Company has the majority of voting rights or potential voting rights currently exercised.

For consolidation purposes, intercompany transactions and balances between the Company and its consolidated companies have been eliminated. Unrealized net income has also been eliminated.

The detail of the subsidiaries consolidated in these consolidated condensed interim financial statements and the interests in the capital stock and votes of those companies does not differ significantly from that reported in the last annual consolidated financial statements.

The financial statements of subsidiaries used for consolidation purposes bear the same closing date as these consolidated financial statements, cover the same periods, and have been prepared using exactly the same accounting policies as those used by the Company, which are described in the notes to the financial statements, or adjusted as applicable.

2.5. Consolidated Statement of Cash Flows

For the purpose of preparing the statement of cash flows, “cash and cash equivalents” includes cash and bank balances, certain high liquidity short-term investments (with original maturity of less than 90 days), after deducting bank overdrafts payable on demand, to the extent that they are an integral part of the Company’s cash management.

Bank overdrafts are classified in line-item “Bank and financial debt” in the consolidated financial statement.

Cash and cash equivalents at the end of each period, as disclosed in the consolidated statement of cash flows, may be reconciled against the items related to the financial statement, as follows:

	06.30.2017	06.30.2016
	Ps.
Cash and banks	731,137,015	1,635,320,489
Investments:
Fixed-term deposit	38,129,414	226,502,010
Mutual funds (1)	583,116,294	2,257,433,430
Other placements	338,532,717	—
Cash and cash equivalents	1,690,915,440	4,119,255,929

(1)                 The mutual funds not considered as cash equivalents as of June 30, 2017 and 2016, amounted to Ps. 118,957,336 and Ps. 231,904,285, respectively, which are provided in “Investments” line item.

For the periods ended June 30, 2017 and 2016, the following transactions were carried out and did not have an impact on cash and cash equivalents:

	06.30.2017	06.30.2016
	Ps.
Settlement of dividends receivable by way of setoff against Debt with Related Parties	8,400,000	17,000,000
	8,400,000	17,000,000

2.6. Foreign currency and functional currency

The individual financial statements of each of the entities consolidated by the Company are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). For the purposes of the preparation of consolidated financial statements, the net income and financial position of each entity are expressed in Argentine pesos (Argentina’s legal tender for all companies domiciled in Argentina), which is the Company’s functional currency and the reporting currency of the consolidated financial statements. The functional currencies of Uruguayan and Paraguayan companies are the Uruguayan peso and the Guaraní, respectively.

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency (foreign currency) are recorded at the exchange rates prevailing on the dates on which transactions are carried out. At the end of each reporting period, monetary items denominated in foreign currency are retranslated at the exchange rates prevailing on such dates. Exchange differences are charged to net income as incurred.

In preparing the Company’s consolidated financial statements, asset and liability balances of the entities with functional currencies other than the Argentine peso, expressed in their own functional currency (Uruguayan peso and Guaraní), are translated into pesos at the exchange rate prevailing at the end of the period, while net income is translated at the exchange rate prevailing on the transaction date. Exchange differences are recognized in other comprehensive income as “Variation in translation differences of foreign operations”, and in the Consolidated Statement of Changes in Equity they are presented under “Other reserve”.

NOTE 3 - ACCOUNTING ESTIMATES AND JUDGMENTS

In the application of the Company’s accounting policies described in Note 2, the Company has to make judgments and prepare accounting estimates of the value of assets and liabilities that may not be obtained from other sources. The estimates and related assumptions are based on historical experience and other relevant factors. Actual results could differ from such estimates.

Underlying estimates and assumptions are continually reviewed. The effects of the review of accounting estimates are recognized for the period in which estimates are reviewed.

The estimates and assumptions used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the preparation of the consolidated financial statements as of December 31, 2016, which are disclosed in Note 3 to such annual consolidated financial statements.

NOTE 4 - ACQUISITION OF COMPANIES AND COMPANY’S REORGANIZATION PROCESSES

a) In June 2016, the Company, together with its controlled company NEXTEL COMMUNICATIONS ARGENTINA S.R.L. (“Nextel”), acquired 100% (97% owned by Nextel and the remaining 3% owned by the Company) of the capital stock of Fibercomm S.A. and Gridley Investments S.A., both owners of 100% of the capital stock of Trixco S.A., holder of licenses for the use of the radioelectric spectrum in the 900 Mhz bands. In addition, Nextel acquired 100% of the capital stock of WX Telecommunications LLC (currently and as conformed to the LGS, WX Telecommunications S.A.U.) and Greenmax Telecommunications LLC (currently and as conformed to the LGS, Greenmax Telecommunications S.A.U), which are the controlling companies of Skyonline Argentina S.A., Netizen S.A., Infotel S.A. and Callbi S.A. among the most important subsidiaries. The latter render wireless telecommunications services and hold licenses for the use of the radioelectric spectrum in the 2.5 Ghz bands. The aggregate price for those transactions was of USD 138.2 million, equivalent to Ps. 2,036 million.

During the year ended December 31, 2016, the Company concluded the process of allocating the cost of acquisition of 100% (97% to Nextel and the remaining 3% to the Company) of the capital stock of the companies Fibercomm S.A. and Gridley Investments S.A.,  both owners of 100% of the equity of Trixco S.A., which resulted in a goodwill derived from the acquisition of Ps. 801.7, million included under the item “Goodwill” in the Consolidated Statement of Financial Position, considering that the valuation of assets, liabilities and contingent liabilities attributable to the percentage of ownership that was acquired, is less than the acquisition cost.

On March 31, 2017, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A., whereby as of the merger date, Cablevisión, in its capacity as absorbing company, will continue with the operations of Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U. , Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (the “Absorbed Companies”) thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies will dissolve without liquidation and Cablevisión will assume all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the first day of the month of October, 2017 (“Effective Date of the Merger”), or any that may exist or arise due to previous or subsequent acts or activities. This merger was approved by the Extraordinary General Shareholders’ Meeting on May 17, 2017. On July 11, 2017, the merger agreement was formalized through a deed.

b) On August 16, 2016, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A. Primera Red Interactiva de Medios Argentinos (PRIMA) S.A. (“Prima”), Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A., whereby, on the effective date of the merger -October 1, 2016- the Company, as absorbing company, continued with the operations of Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A. (the “Absorbed Companies”), thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies dissolved without liquidation. This merger was approved by the Extraordinary General Shareholders’ Meeting on Septermber 27, 2016 and on April 20, 2017 it was registered with the Public Registry of Commerce.

The Company made a filing with the National Communications Agency (“ENACOM”, for its Spanish acronym) in order to inform that Agency of the corporate reorganization to be implemented, and consequently registering under the name of the absorbing company, the “Area Authorizations” required to exploit Cable Television Services corresponding to Copetonas Video Cable S.A., Dorrego Televisión S.A., Indio Rico Cable Color S.A., Cable Video Sur S.A., and Tres Arroyos Televisora Color S.A. The license of Wolves Televisión S.A. was abandoned because the Company already has an Area Authorization in the jurisdiction where Wolves Televisión S.A. exploited the cable television service. In addition, Prima and the Company made a filing with the ENACOM in order to request that Agency to register the license that had been granted to Prima in favor of the Company as a consequence of the corporate reorganization process.

In addition, at the Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders also unanimously approved: (i) the amendment of Article Three of the Bylaws in order to conform the core business of the Company to the new regulatory framework under Laws Nos. 27078 and 26522, and (ii) the amendment of Articles Nine and Ten of the Bylaws in order to eliminate the Executive Committee. Both amendments of the Bylaws are registered before the Public Registry of Commerce.

c) At the Extraordinary Shareholders’ Meetings of CV B Holding S.A., Vistone S.A. and Southtel Holdings S.A. —“The Direct Shareholders of the Company”- held on September 28, 2016, the shareholders approved the Pre-Merger Commitment executed between Grupo Clarín S.A. (“Grupo Clarín”), the Direct Shareholders of the Company and Compañía Latinoamericana de Cable S.A. (“CLC”), whereby, on the Effective Date of the Merger - October 1, 2016- Grupo Clarín, as absorbing company, continued with the operations of the “Direct Shareholders of the Company” and CLC, thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Direct Shareholders of the Company dissolved without liquidation and Grupo Clarín assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

On September 28, 2016, the shareholders of Grupo Clarín, approved the merger by absorption of the Direct Shareholders of the Company and CLC. In addition, at such Shareholders’ Meeting, the shareholders of Grupo Clarín approved the partial spin-off for the creation of a new company domiciled in the City of Buenos Aires under the name “Cablevisión Holding S.A.” The equity subject to the spin-off comprises the direct (upon the execution of the merger) and indirect equity interests of Grupo Clarín in Cablevisión and in GCSA Equity, LLC.

On April 27, 2017, both corporate processes (merger and partial spin-off for the creation a new company) were registered with the Inspección General de Justicia (“Superintendency of Corporations” or “IGJ”) and as from May 1, 2017, the controlling company of Cablevisión (directly and indirectly) is Cablevisión Holding S.A. (see Note 7).

d) On June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión S.A. approved a pre-merger commitment whereby Telecom Argentina S.A., a company organised and existing under the laws of Argentina with shares currently listed in New York and Buenos Aires (NYSE: TEO, BCBA: TECO2), in its capacity as absorbing company, will absorb Cablevisión, which will be dissolved without liquidation pursuant to the provisions of Sections 82 and 83 of the LGS No. 19550 and subject to corporate and regulatory approvals (the “Merger”).

The purpose of the Merger is to enable the merged company to offer in an efficient manner, in line with national and international trend, technological convergence media and telecommunications products in the different modalities, either separately or independently, of voice, data, sound and video transmission services, both wired and wireless, as an all-in-one solution or as a series of products to be provided to users as a whole for the benefit of the users and consumers of those multiple individual services. Both companies believe that their respective operating and technical structures are highly supplementary and may be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products along with the demand of the market.

The effective date of the Merger (the “Effective Date of the Merger”) was set effective as from 0.00 of the day on which the Chairmen of the Boards of Directors of Telecom Argentina S.A. and Cablevisión will sign the minutes resolving the transfer of operations, which shall state that: (I) Telecom Argentina S.A. has adjusted its technical-operative systems to undertake the operations and activities of Cablevisión; and (ii) the transfer of the operations and activities of Cablevisión to Telecom Argentina S.A. will take effect on that Effective Date of the Merger provided that each and every one of the following conditions to which the Merger is subject has been met: 1) that the pre-merger commitment has been executed; and 2) that the ENACOM has authorized the transaction.

As from the Effective Date of the Merger, (i) all the assets and liabilities, including the assets subject to registration, licenses, rights and obligations that belong to Cablevisión will be deemed to have been incorporated to the equity of Telecom Argentina S.A., (ii) Telecom Argentina S.A. will continue with the operations of Cablevisión, thus generating the corresponding operating, accounting and tax effects, (iii) the management and representation of Cablevisión will be undertaken by the management and representatives of Telecom Argentina S.A.

As a result of the Merger, and pursuant to Section 83, subsection c) of the LGS No. 19550, the parties have established the following exchange ratio: 1 common share of Cablevisión (either a Class A Share of Cablevisión or a Class B Share of Cablevisión) for each 9,871.07005 new shares of Telecom Argentina S.A. (the “Exchange Ratio”). This Exchange Ratio was deemed reasonable, from a financial standpoint, by the independent professional appraiser Lion Tree Advisors LLC.

In view of the above, Telecom Argentina S.A. will increase its capital stock in the amount of Ps. 1,184,528,406, through the issuance of 1,184,528,406 common book-entry shares, with nominal value of ARS 1 each and entitled to one vote per share. The shareholders of Cablevisión will receive these new shares in exchange for the shares they held of that company, in the form of Class “A” or “D” Shares of Telecom Argentina S.A., as appropriate, according to the Exchange Ratio, or the number of new shares resulting from the adjustments to the Exchange Ratio arising from the pre-merger commitment.

In addition, on June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión, respectively, decided to call an Ordinary and/or Extraordinary Shareholders’ Meeting to be held on August 31, 2017 to consider the Pre-Merger Commitment and, with regard to Cablevisión, its consequent dissolution and with regard to Telecom Argentina S.A., the amendment of the Bylaws and the increase of its capital stock.

On August 31, 2017, at the General Extraordinary Shareholders’ Meeting of the Company the shareholders unanimously decided to approve the Pre-Merger Commitment of the Company with Telecom Argentina S.A. and, the consequent dissolution of Cablevisión on the Effective Date of the Merger mentioned in the preceding paragraph.

NOTE 5 - SEGMENT INFORMATION

The Company is mainly engaged in the Cable Television and Internet Access sector, which requires the development of different activities distributed among the different legal entities in which the Company holds an equity interest. In addition, as a result of the acquisition of Nextel, the Company incorporated the IDEN telephonic business. Based on the nature, clients, and risks involved, the following business segments have been identified, which are directly related to the way in which the Company assesses its business performance:

a)             Cable Television & Internet Access: mainly comprises its own operations and those carried out by its subsidiaries.

b)             IDEN mobile telephonic services rendered by its subsidiary Nextel.

The Company’s Board of Directors, which is the main operating decisions maker, uses adjusted EBITDA to measure the performance of the identified operating segments. Adjusted EBITDA is defined as sales less the cost of sales and selling and administrative expenses (excluding depreciation and amortization). The Company believes that adjusted  EBITDA is a significant performance measure of its businesses, since it is commonly used in the industry to analyze and compare media companies based on operating performance, indebtedness and liquidity. However, adjusted EBITDA does not measure net income or cash flows generated by operations and should not be considered as an alternative to net income, an indication of the Company’s financial performance, an alternative to cash flows generated by operating activities or a measure of liquidity.

Since adjusted EBITDA is not defined by IFRS, it is possible that other companies may calculate it differently. Therefore, the EBITDA reported by other companies may not be comparable to the Company’s reported adjusted EBITDA.

Note 1 to these consolidated financial statements includes additional information about the Company’s businesses.

The following tables include the information as of June 30, 2017 and 2016, prepared on the basis of IFRS, for the business segments identified by the Company.

	Cable Television services and Internet access (1)	Telephonic IDEN	Eliminations / Adjustments (2)	Consolidated

Additional information consolidated at 06.30.2017

Sales services and goods to third parties	17,718,347,958	1,486,250,608	28,530,748	19,233,129,314
Intersegment sales	1,195,323	7,326,973	(8,522,296)	—
Total sales	17,719,543,281	1,493,577,581	20,008,452	19,233,129,314
Cost of sales — excluding depreciation and amortization	(6,293,498,305)	(673,194,704)	(29,380,628)	(6,996,073,637)
Expenses — excluding depreciation and amortization
Selling expenses	(2,155,637,832)	(503,551,279)	—	(2,659,189,111)
Administrative expenses	(1,827,009,297)	(236,048,476)	—	(2,063,057,773)
Intersegment costs and expenses	(7,326,973)	(1,195,323)	8,522,296	—

Adjusted EBITDA	7,436,070,874	79,587,799	(849,880)	7,514,808,793

Depreciation of property, plant and equipment				(1,808,426,245)
Amortization of intangible assets				(25,133,701)
Other income and expenses net				11,737,781
Financial results				(893,740,595)
Result of long-term investments in associates				78,056,918
Income tax				(1,705,241,377)
Net income for the period				3,172,061,574

Total assets	28,519,412,383	4,554,249,815	(510,049,299)	32,563,612,899

Additional information consolidated at 06.30.2017

Payments for acquisition of property, plant and equipment	5,687,310,551	17,149,055	—	5,704,459,606
Payments for acquisition of intangible assets	—	478,240,911	—	478,240,911
Payments for acquisition of companies
Ordinary revenues of foreign subsidiaries	504,653,163	—	—	504,653,163
Non-current assets except deferred tax and financial assets in foreign subsidiares	844,552,416	—	—	844,552,416

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to transactions between the Company and its subsidiaries and differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

	Cable Television services and Internet access (1)	Telephonic IDEN	Eliminations / Adjustments (2)	Consolidated

Additional information consolidated at 06.30.2016

Sales services and goods to third parties	12,649,271,642	1,660,328,139	(66,927,715)	14,242,672,066
Intersegment sales	227,457	6,736,681	(6,964,138)	—
Total sales	12,649,499,099	1,667,064,820	(73,891,853)	14,242,672,066
Cost of sales — excluding depreciation and amortization	(4,643,079,588)	(670,071,401)	(130,729,260)	(5,443,880,249)
Expenses — excluding depreciation and amortization
Selling expenses	(1,384,560,097)	(477,031,984)	—	(1,861,592,081)
Administrative expenses	(1,341,823,005)	(256,045,698)	—	(1,597,868,703)
Intersegment costs and expenses	(6,736,681)	(227,457)	6,964,138	—

Adjusted EBITDA	5,273,299,728	263,688,280	(197,656,975)	5,339,331,033

Depreciation of property, plant and equipment				(1,073,563,741)
Amortization of intangible assets				(24,998,814)
Other income and expenses net				1,511,424
Financial results				(1,352,457,631)
Gain of business acquisitions				114,093,096
Result of long-term investments in associates				69,195,034
Income tax				(983,974,734)
Net income for the period				2,089,135,667

Total assets
	22,002,944,178	4,068,534,166	(77,053)	26,071,401,291
Additional information consolidated at 06.30.2016

Payments for acquisition of property, plant and equipment
Payments for acquisition of intangible assets	3,751,422,242	58,228,007	—	3,809,650,249
Payments for acquisition of companies	23,024,703	—	—	23,024,703
Ordinary revenues of foreign subsidiaries	20,808,000	1,867,559,371	—	1,888,367,371
Non-current assets except deferred tax and financial assets in foreign subsidiares	370,226,667	—	—	370,226,667
	614,855,459	—	—	614,855,459

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to transactions between the Company and its subsidiaries and differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

NOTE 6 - REVENUES

	06.30.2017	06.30.2016
	Ps.
Cable television service	11,516,268,120	8,801,897,174
IDEN telephonic services	1,236,531,381	1,536,925,633
Internet	5,763,102,608	3,338,823,831
Advertising	49,679,037	49,112,849
Sale of goods	154,073,590	136,160,325
Sale of services under the CABA tender	266,296,743	152,121,034
Others	247,177,835	227,631,220
Total	19,233,129,314	14,242,672,066

NOTE 7 - COST OF SALES

	06.30.2017	06.30.2016
	Ps.
Inventories at the beginning of the year	267,058,143	4,921,974
Incorporation of acquired company of inventories	—	222,227,387
Net purchases of the period	63,114,981	315,473,235
Application of allowance for impairment of inventories	—	(52,483)
Cost of services rendered (Note 8)	8,500,356,258	6,154,468,473
Inventories at the end of the period	(175,238,301)	(248,200,315)
Total	8,655,291,081	6,448,838,271

NOTE 8 - COST OF SERVICES RENDERED, SELLING EXPENSES AND ADMINISTRATIVE EXPENSES

	Cost of services rendered	Selling expenses	Administrative expenses	Total 06.30.2017	Total 06.30.2016
Item	Ps.
Payroll and social security charges and other personnel expenses (1)	2,054,336,269	562,249,389	537,947,653	3,154,533,311	2,190,626,700
Programming costs	2,486,886,644	—	—	2,486,886,644	1,830,206,749
Severance costs (compensations to the personnel)	32,956,063	23,263,952	19,308,119	75,528,134	78,377,366
Public utilities and tax rates	435,926,641	960,815,660	15,087,759	1,411,830,060	1,021,562,845
Representation expenses	1,652,122	40,906,216	1,761,158	44,319,496	33,390,380
Maintenance of property, plant and equipment and network expenses	895,927,895	93,537,115	293,571,917	1,283,036,927	1,070,859,094
Leases	261,765,561	28,493,412	36,091,288	326,350,261	259,215,326
Depreciation of property, plant and equipment	1,642,741,362	73,023,793	92,661,090	1,808,426,245	1,073,563,741
Fees for services	17,974,765	180,915,556	641,983,495	840,873,816	627,739,506
Fees to directors and syndics	—	—	5,745,500	5,745,500	5,154,653
Advertising and promotion	—	363,788,285	—	363,788,285	231,135,705
Office expenses	773,296	1,374,437	20,031,265	22,178,998	18,023,572
Production of magazine	123,740,440	652,061	8,946,767	133,339,268	120,785,559
Data transfer costs	354,852,706	—	1,132,190	355,984,896	327,850,900
Bad debts	—	251,750,075	—	251,750,075	165,540,265
Collection expenses and commissions	5,411,531	50,211,212	455,482,939	511,105,682	402,195,269
Obsolescence of material	15,121,706	—	—	15,121,706	6,528,185
Lawsuits and contingencies	26,238,940	63,169,314	(4,863,412)	84,544,842	54,964,058
Amortization of intangible assets	16,476,082	8,657,619	—	25,133,701	24,998,814
Miscellaneous	127,574,235	38,062,427	30,831,135	196,467,797	164,815,103
Total at 06.30.2017	8,500,356,258	2,740,870,523	2,155,718,863	13,396,945,644
Total at 06.30.2016	6,154,468,473	1,930,680,506	1,622,384,811		9,707,533,790

(1)         In accordance with the decision rendered by Chamber II of the Court of Appeals on Federal Administrative Matters, as from September 2015, the Company began calculating employer’s contributions as tax credit on VAT. The amount calculated by the Company for the six-month period ended June 30, 2017 was approximately Ps. 456.4 million.

NOTE 9 - FINANCIAL COSTS

	06.30.2017	06.30.2016
	Ps.
Interest	(315,795,902)	(358,045,633)
Exchange differences	(448,939,037)	(1,195,869,654)
Financial debt discounts	994,471	(39,766,851)
Other financial results related to financial debt	25,886,291	(114,668,639)
Total	(737,854,177)	(1,708,350,777)

NOTE 10 - OTHER FINANCIAL INCOME AND EXPENSES, NET

	06.30.2017	06.30.2016
	Ps.
Interest	66,199,881	177,044,371
Bank expenses	(24,438,436)	(1,446,650)
Taxes and expenses	(217,980,618)	(228,611,601)
Exchange differences on cash and cash equivalents	3,910,502	398,000,551
Exchange differences from the other items	51,304,183	4,828,761
Financial discounts on assets, debts and diverse	8,077,592	10,411,398
Results for operations with notes and bonds	(26,735,032)	(14,741,187)
Results for changes in fair value of financial instruments	(7,702,800)	15,529,250
Other	(8,521,690)	(5,121,747)
Total	(155,886,418)	355,893,146

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

The detail of carrying values that compose the item at June 30, 2017 and December 31, 2016 is shown below:

	06.30.2017	12.31.2016
	Ps.
Buildings and land	417,877,457	418,450,455
Improvements to leased buildings	5,139,746	8,914,745
Installations, machinery and equipment	899,161,222	738,655,105
Furniture and fixtures	20,008,145	21,062,996
Vehicles	198,336,485	132,373,778
Tools	50,488,697	43,424,211
Cables, cable laying and assets under loan for use	8,181,858,189	7,040,894,243
Work in progress	3,864,580,869	2,893,483,126
Telecommunications	146,057,065	241,358,559
Material	5,378,206,674	3,875,871,711
	19,161,714,549	15,414,488,929
Allowance for obsolescence of material	(46,589,392)	(36,535,146)
Total	19,115,125,157	15,377,953,783

The evolution of this line-item between January 1, 2016 and June 30, 2017 and for the same period of the preceding year is shown below:

	2017	2016
	Ps.
Balance as of January 1	15,377,953,783	8,450,192,402
Incorporation of acquired company balances	—	692,994,669
Additions	5,741,985,391	3,860,379,754
Decreases (original value)	(1,237,948,567)	(792,957,720)
Depreciation	(1,808,426,245)	(1,073,563,741)
Accumulated depreciation of decreases	1,067,880,030	603,100,324
Currency translation of foreign operations	(16,191,768)	(17,290,691)
Currency of the allowance for obsolescence of material	(10,127,467)	—
Balance as of June 30	19,115,125,157	11,722,854,997

Of the additions of the 2017 and 2016 periods 88 % and 86%, respectively, correspond to the items “Cables, cable laying and assets under loans for use” and “Material”.

Average useful life (in years) is detailed in Note 13 to the annual consolidated financial statements as of December 31, 2016.

NOTE 12 - INTANGIBLE ASSETS

The detail of carrying values that compose the item at June 30, 2017 and December 31, 2016 is shown below:

	06.30.2017	12.31.2016
	Ps.
Trademarks	14,851,714	15,113,146
Software	20,679,888	36,841,451
SRCE license	478,239,516	7,857,417
Links to the public network	—	799,503
Radioelectric spectrum	1,860,549,580	1,860,549,580
Other	244,935	303,972
Total	2,374,565,633	1,921,465,069

The evolution of this line-item between January 1, 2016 and June 30, 2017 and for the same period of the preceding year is shown below:

	2017	2016
	Ps.
Balance as of January 1	1,921,465,069	66,119,113

Incorporation of acquired company balances	—	46,257,723
Increases	478,240,911	23,024,703
Decreases	(699)	(1,764,268)
Amortization	(25,133,701)	(24,998,814)
Currency translation of foreign operations	(5,947)	(10,091)
Balance as of June 30	2,374,565,633	108,628,366

The increases for the period 2017 correspond to the item SRCE license (see Note 20.1.1.2), while in the period 2016 correspond mainly to Software.

The main average useful lives are as follows:

Average useful lives (in years)
Trademarks	50
Software	5
Radio-Electric Trunking Services License	3 - 15
Links to the public network	3
Radioelectric spectrum	15 (1)

(1)         At the beginning of render of the SCMA service or the expiration of the 18-month period provided for in article 10.1 subsection a) of Annex I Decree No. 764/2000 for the start of service provision, whichever occurs first (See Note 20.1.1.2)

NOTE 13 – GOODWILL

	06.30.2017	12.31.2016
Cost	Ps.
Telemas S.A.	332,666,710	346,853,785
Cablevisión Business	2,893,129,939	2,893,129,939
Nextel Business	801,741,922	801,741,922
Total	4,027,538,571	4,041,725,646

NOTE 14 - INVESTMENTS

	06.30.2017	12.31.2016
	Ps.
Non-Current
Other placements	1,233,509,344	1,133,469,884
Total	1,233,509,344	1,133,469,884

Current
Mutual funds	702,073,630	1,517,011,570
Notes and bonds	28,188,993	349,999,610
Fixed-term deposit	38,129,414	37,585,831
Other placements	338,532,717	97,598,992
Total	1,106,924,754	2,002,196,003

NOTE 15 - INVESTMENTS IN ASSOCIATES

Companies	Main activity	Country	% participation on capital and votes	Valuation at 06.30.2017	Valuation at 12.31.2016
Ver T.V. S.A. (1)	Cable TV station	Argentina	49.00	134,445,343	178,565,500
Teledifusora San Miguel Arcángel S.A. (1)	Cable TV station	Argentina	49.10	69,842,353	62,364,745
La Capital Cable S.A.	Closed circuit television	Argentina	49.00	29,139,785	25,548,618
Televisora Privada del Oeste S.A.	Closed circuit television	Argentina	47.00	5,592,798	5,592,798
AVC Continente Audiovisual S.A. (1)	Closed circuit television	Argentina	40.00	4,729,585	4,377,061
Other				88,378	89,490
Total				243,838,242	276,538,212

(1)         Data on the issuer arising from financial information.

NOTE 16 - OTHER RECEIVABLES

	06.30.2017	12.31.2016
	Ps.
Non-Current
National tax credits	45,145,839	32,309,167
Provincial tax credits	614,795	728,896
Advances to suppliers	170,439,798	172,246,617
Prepaid expenses	61,190,790	74,529,539
Other debtors	2,274,637	3,984,313
Other	7,636,885	6,234,554
Total	287,302,744	290,033,086

Current
National tax credits	75,792,181	144,694,597
Provincial tax credits	2,784,030	7,077,933
Municipal tax credits	—	127,848
Prepaid expenses	541,594,739	248,415,775
Judicial deposits	28,346,822	27,714,675
Related parties	16,234,908	19,788,905
Advances to suppliers	80,737,126	61,425,818
Dividends receivable	62,766,426	—
Other debtors	36,415,262	22,127,457
Advances to employees	8,163,835	5,993,864
Deposits in guarantee	62,335,514	20,481,681
Other	35,115,921	75,075,502
Total	950,286,764	632,924,055

NOTE 17 – TRADE RECEIVABLES

	06.30.2017	12.31.2016
	Ps.
Current
Ordinary	2,603,637,815	1,969,684,888
Related parties	37,492,903	50,074,090
Other	1,358,499	756,100
Allowance for bad debts	(407,310,132)	(346,960,306)
Total	2,235,179,085	1,673,554,772

NOTE 18 – INVENTORIES

	06.30.2017	12.31.2016
	Ps.
Current
Resale goods	10,694,228	9,672,286
Computer equipment held by third parties	—	2,823,190
Radio equipment and accessories	113,503,725	204,261,033
Parts	51,040,348	50,301,634
Allowance for impairment of inventories	—	(409,536)
Total	175,238,301	266,648,607

NOTE 19 - BANK AND FINANCIAL DEBT

The evolution of loans and financing between January 1, 2017 and June 30, 2017 and for the same period of the preceding year is shown below:

	2017	2016
	Ps.
Balance as of January 1	9,558,544,599	6,621,169,498
New loans and financing (1)	535,115,129	7,475,416,757
Interest	317,053,166	357,365,366
Permanence fees	—	5,665,714
Effects of exchange rate variation	448,939,037	1,146,340,600
Offsetting of financial debt with other receivables	(8,400,000)	(17,000,000)
Effect of the decrease in the financial debt that was eliminated in consolidation	—	(7,966,202)
Settlement of interests	(327,219,124)	(525,927,974)
Settlement of principal and issuing expenses	(533,135,204)	(4,878,276,722)
Measurement of financial debt at present value	(994,471)	40,625,938
Balance as of June 30	9,989,903,132	10,217,412,975

(1)         Mainly loans to pay financial debts and to purchase capital assets and inventories.

The following is a breakdown of the Company’s loans and indebtedness:

	06.30.2017	12.31.2016
	Ps.
Non-current
Cablevisión Notes - principal	8,315,000,000	7,945,000,000
Measurement of financial debt at present value	(72,617,026)	(80,071,908)
For purchase of equipment - principal	650,766,426	714,525,657
Bank loans - principal	155,711,987	—
Total	9,048,861,387	8,579,453,749

	06.30.2017	12.31.2016
	Ps.
Current
Debt with related companies - principal	—	8,400,000
For purchase of equipment - principal	803,679,490	791,484,224
Accrued interest	38,020,556	41,355,021
Measurement of financial debt at present value	23,373,963	32,134,985
Bank loans - principal	75,967,736	105,716,620
Total	941,041,745	979,090,850

The main conditions of bank loans for the period are as follows:

Date of issue	Institution	Currency	Original amount		Final maturity	Fixed interest rate
January 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	April 2016 (1)	34.00%
April 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	July 2016 (1)	34.25%
July 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	October 2016 (1)	30.50%
September 2016	Banco Itaú Argentina S.A.	US$	3.5	(3)	September 2017	5.00%
October 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	January 2017 (1)	27.50%
January 2017	Banco de Santa Fe S.A.	Ps.	50.0	(2)	April 2017 (1)	27.50%
January 2017	ICBC	US$	5.1	(3)	January 2022	6.00%
February 2017	Banco Itaú BBA International PLC	US$	5.3	(3)	February 2020	5.00%

(1)         Fully repaid at maturity.

(2)         Renewal of funds to increase working capital.

(3)         Funds used to complete the investment plan.

NOTE 20 - REGULATORY FRAMEWORK

20.1. Matters related to the regulatory situation of the Company

20.1.1. Nextel

20.1.1.1 Acquisition of control over Nextel

On March 7, 2016, the ENACOM issued Resolution No. 280/2016, whereby it authorized the change of control of Nextel, in favor of Cablevisión S.A.

On April 12, 2017, the Comisión Nacional de Defensa de la Competencia (National Antitrust Commission or “CNDC”, for its Spanish acronym) notified Cablevisión of Resolution No. 293/2017 dated April 10, 2017, whereby the CNDC authorized the economic concentration operation consisting of the acquisition by Cablevisión and Televisión Dirigida of 100%, of the shares of Nextel, which were owned by NII Mercosur Telecom S.L.U And NII Mercosur Móviles S.L.U.

20.1.1.2 Other requests for authorization filed with the ENACOM

On June 22, 2016, Nextel made a filing with the ENACOM in order to request authorization for direct and indirect share transfers that would imply a direct and/or indirect change of control in favor of Nextel, pursuant to Section 13 of Law No. 27078, with respect to the licensees of telecommunication services listed below:

•                  Fibercomm S.A.

•                  Trixco S.A.

•                  Callbi S.A.

•                  Infotel S.A.

•                  Skyonline de Argentina S.A.

•                  Netizen S.A.

•                  Eritown Corporation Argentina S.A.

On January 6, 2017, the ENACOM issued Resolution No. 111/2017, which under Section 1 authorizes the share transfers mentioned above.

The filing made on June 22, 2016 also included a request to change the allocation of a portion of the spectrum that corresponds to the licensees acquired by the Company in order to render 4G services, which was not addressed in ENACOM Resolution No. 111/2017.

Notwithstanding the foregoing, taking into consideration the new regulations provided under Decree No. 1340/16 and Resolution No. 171/2017 issued by the Ministry of Communications, Nextel reformulated the original request in accordance with the new effective regulations, thus initiating a new administrative file. In this last filing, Nextel finally requested:

•                  The beginning of a Refarming process with Economic Compensation as provided under Resolution No. 171/2017;

•                  The authorization of the agreements executed by Nextel with the licensees acquired by the Company to operate the services registered by Nextel with the portion of the spectrum allocated to those licensees to render their respective services;

•                  The approval of the registration by Nextel of the Advanced Mobile Telecommunications Service; and,

•                  The authorization of the change that would allow that company:

•                  To change the allocation and channeling on a primary basis of the 905-915 MHz and 950-960 MHz bands to render advanced mobile communication services at national level with primary status; and,

•                  To enhance the allocation of the frequency bands and change the channeling of the 2500 MHz band to the 2690 MHz band to render advanced mobile communication services at national level with primary status.

By means of Resolution ENACOM No. 1033/2017, the ENACOM provided for the use of the frequency bands between 905 and 915 MHz and between 950 and 960 MHz for the rendering of the ADVANCED MOBILE COMMUNICATIONS SERVICE (“SCMA”) and by means of Resolution ENACOM No. 1034/2017, the ENACOM provided for the use of the frequency band between 2500 and 2690 MHz for the provision of SCMA, in addition to the current services when their coexistence is possible.

By means of Resolution ENACOM No. 1299 /2017 approves the project for Refarming with Economic Compensation, filed by that company to provide Advanced Mobile Communication Services in the frequencies that had been subject to change in allocation pursuant to ENACOM Resolutions No. 1033 and 1034/2017.

In addition, the ENACOM decided to register Nextel as provider of Advanced Mobile Communication Services in the Registry of Services; and to authorize the use of above-mentioned frequencies.

In the same resolution and as part of the authorization, that agency imposed additional Coverage Obligations on Nextel.

It also imposes two obligations that must be fulfilled prior to initiating the rendering of Advanced Mobile Communication Services: (i) the return of the proposed radio-electric spectrum; and (ii) the creation of a guaranty issued in favor of and satisfactory to ENACOM for an amount equal to the value of the radio-electric spectrum that is subject to return.

The Resolution also orders that Nextel shall post a performance bond to guarantee the obligations and responsibilities undertaken by that company to be issued in favor and to the satisfaction of the ENACOM for the amount and under the terms that shall be set forth in the contract to be executed with the ENACOM. That contract shall establish, in addition to the economic compensation to be paid by Nextel, the terms, conditions, goals, obligations and other matters inherent to the rendering of the Advanced Mobile Communication Services authorized by that agency to which Nextel shall be bound.

On April 12, 2017, Nextel executed with the ENACOM the above-mentioned agreement. On April 28, 2017, pursuant the Agreement executed with the ENACOM, Nextel transferred to that agency the “economic compensation” of Ps. 478,240,214, established by the ENACOM on April 26, 2017. In another agreement also executed on April 12, 2017, Nextel accepted and expressly consented to the authorization granted to the Chairman of the ENACOM to decide on, within a term of 2 years as from the date of the agreement, the replacement with economic compensation -to be borne by Nextel- of certain channels of the 2500-2690 MHz frequency bands for frequencies in other bands, as established under Article 7 of ENACOM Resolution No. 1034/2017.

Also, on May 5, 2017, Nextel posted the performance bond provided under the agreement in order to guarantee: (i) compliance with the coverage obligations in the localities ordered by ENACOM; and (ii) the return of compromised radio spectrum.

Through Resolution No. 3909-E/2017 published on May 24, 2017, the ENACOM decided to record the agreements described in the previous paragraph.

On May 22, 2017, the Company made a filing with the ENACOM in order to request the incorporation of the records, resources, allocations, permits and authorizations held by Nextel, as well as those held by Trixco S.A., Callbi S.A., Infotel S.A., Skyonline de Argentina S.A., Netizen S.A. and Eritown Corporation Argentina S.A., to the Licencia Única Argentina Digital held by Cablevisión, as a result of the corporate reorganization process to be implemented whereby Cablevisión will absorb under a merger by acquisition process the above-mentioned licensees, including Nextel, which will be dissolved without liquidation. (See Note 4 a)).

20.1.2. Shareholder Structure of the Company

Cablevisión has requested the ENACOM to acknowledge the change in its shareholder structure as a result of the corporate reorganization carried out by its controlling company. (See Note 25). In the understanding that the above-mentioned change has not implied a change of control, it does not require that agency’s authorization.

NOTE 21 – PROVISIONS AND OTHER CHARGES

	06.30.2017	12.31.2016
Non-Current

Accrual for asset retirement	230,060,436	228,237,296
Provisions for lawsuits and contingencies	780,770,796	726,799,507
Total	1,010,831,232	955,036,803

21.1. Legal and administrative processes and other commitments

a) The Secretary of Domestic Trader (“SCI”) through its Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to estimate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010. Cable television operators must adjust such amount semi-annually and inform the result of such adjustment to said Office.

Even though as of the date of these financial statements, the Company cannot assure the actual impact of the application of this formula, given the vagueness of the variables provided by the Resolution to calculate the monthly subscription prices, the Company believes that Resolution No. 50/10 is arbitrary and bluntly disregards its freedom to contract, which is part of the right to freedom of industry and trade. Therefore, the Company has filed the pertinent administrative claims and has brought the necessary legal actions requesting the suspension of the Resolution’s effects and ultimately requesting its nullification.

Even though the Company and/or some of its subsidiaries, like other companies in the industry, have strong constitutional arguments to support their position, it cannot be assured that the final outcome of this issue will be favorable. Therefore, the Company may be forced to modify the price of its pay television subscription, a situation that could significantly affect the revenues of its core business. This creates a general framework of uncertainty over the Company’s business that could significantly affect the recoverability of its relevant assets. Notwithstanding the foregoing, as of the date of these financial statements, in accordance with the decision rendered on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish acronym). Upon being served on the SCI and the Ministry of Economy on September 12, 2011 such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision rendered by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed and so the National Government filed a direct appeal with the Supreme Court, which has also been dismissed.

On June 1, 2010, the SCI imposed a Ps. 5 million fine on the Company alleging that it had failed to comply with the information regime set forth by Resolution No. 50/10 and invoking the Consumer Defense Law to impose such penalty. The fine was appealed and submitted to the Federal Court of Appeals on Administrative Matters, Chamber No. 5 which decided to reduce the fine to Ps. 300,000. The Company appealed this decision by filing an extraordinary appeal with the Supreme Court of Argentina.

On March 10, 2011 SCI Resolution No. 36/11 was published in the Official Gazette. This resolution falls within the framework of SCI Resolution No. 50/10. Resolution No. 36/11 sets forth the parameters to be applied to the services rendered by Cablevisión to its subscribers from January through April 2011. These parameters are as follows: 1) the monthly basic subscription price shall be of Ps. 109 for that period; 2) the price of other services rendered by Cablevisión should remain unchanged as of the date of publication of the resolution; and 3) the promotional benefits, existing rebates and/or discounts already granted as of that same date shall be maintained. The resolution also provides that Cablevisión shall reimburse users for any amount collected above the price set for that period.

The Company believes that Resolution No. 36/11 is illegal and arbitrary, since it is grounded on Resolution 50/10, which is absolutely null and void. Since the application of Resolution No. 50/10 has been suspended, the application of Resolution No. 36/11, which falls within the framework of the former, is also suspended.

The claim filed by the Company seeking the nullification of Resolution No. 50/10 is currently pending before the Federal Administrative Court of First Instance No. 7 of the City of Buenos Aires. This claim was dismissed in view of the claim pending in the City of Mar del Plata.

Subsequently, the SCI issued Resolutions Nos. 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 pursuant to which the SCI extended the effectiveness of Resolution No. 36/11 up to and including September 2014, and adjusted the cable television subscription price to Ps. 152. The Company believes, however, that given the terms under which the Federal Court of the City of Mar del Plata granted the preliminary injunction, that is, ordering the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC (among them, the Company and its subsidiaries), and also given the fact that Resolutions No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 merely apply of Resolution No. 50/10, the Company continues to be protected by said preliminary injunction, and therefore, the ordinary course of its business will not be affected.

On April 23, 2013, the Company was served notice of a decision rendered in re “Defensor del Pueblo de Buenos Aires c/Cablevisión S.A. s/Amparo Ley 16986 (Incidente de Medida Cautelar)” pending before Federal Court No. 2, Civil Clerk’s Office No. 4 of the City of La Plata, in connection with the price of cable television subscriptions, whereby the court imposed a cumulative fine of Ps. 100,000 per day on the Company.

The Company appealed the fine on the grounds that, Resolution No. 50/10 issued by Mr. Moreno, as well as its extensions and/or amendments, were suspended, as mentioned above, by an injunction with respect to the Company and its branches and subsidiaries prior to the imposition of the fine, pursuant to the collective injunction issued by the Federal Court of the City of Mar del Plata on August 1, 2011 in re “La Capital Cable y Otros c/ Estado Nacional y Otros s/ Medida Precautoria”. That injunction suspended the application of all the criteria set by the Secretariat of Domestic Trade under Mr. Guillermo Moreno.

The Federal Court of Appeals of the City of La Plata reduced the fine to Ps. 10,000 per day. The Company filed an appeal against that decision in due time and form. On October 16, 2013, the Court of Appeals dismissed the appeal filed by the Company. On that same date, the Company settled the fine in the amount of Ps. 1,260,000 and compliance was recorded in the file.

On June 11, 2013, the Company was served notice of a resolution rendered in the abovementioned case, whereby the court ordered the appointment of an expert overseer (perito interventor) specialized in economic sciences to: (i) verify whether or not the invoices corresponding to the basic cable television subscription issued by the Company to subscribers domiciled in the Province of Buenos Aires, are actually prepared at the headquarters located at Gral. Hornos 690, and/or at the Company’s branch offices, precisely detailing that process, (ii) identify the individuals responsible for that area, (iii) determine whether or not the administrative actions tending towards the effective compliance with the injunction issued on that case are underway, and (iv) identify the senior staff of the Company that must order the invoice issuance area to prepare the invoices as decided under that injunction.

The Company timely appealed the appointment of said expert on the same grounds stated above. This appeal is also pending before the Federal Court of Appeals of the City of La Plata.

For the purposes of enforcing the injunction, the court issued letters rogatory to the competent judge of the City of Buenos Aires. Upon the initiation of that proceeding, both the Federal Court on Administrative Matters and the Federal Court on Civil and Commercial Matters declined jurisdiction to enforce the injunction ordered by the Federal Judge of La Plata. The Company has appealed the decision in connection with the lack of jurisdiction in due time and form. Chamber No. 1 of the Federal Court of Appeals on Civil and Commercial Matters confirmed the appealed decision. Accordingly, the Company will file an extraordinary appeal in due time and form to have the case decided by the Supreme Court of Argentina.

It should be noted that, in light of the corporate reorganization, both parties requested the suspension of the procedural terms for 180 days. The judge granted such request. Therefore, the procedural terms were suspended until December 11, 2014. Given the decision rendered by the Supreme Court of Argentina in re “Municipality of Berazategui v. Cablevisión” mentioned below, the procedural periods remain suspended until the Federal Court of Mar del Plata renders a decision thereon.

The file initiated by the Ombudsman before the Federal Court of La Plata, was sent to Mar del Plata, as established by the decision rendered in re Municipality of Berazategui v. Cablevisión referred to below, ordering that the preliminary injunction be revoked because it contradicts the injunction ordered in the proceeding initiated by ATVC.

After the Federal Court of the City of Mar del Plata issued its injunction, several Municipal Offices of Consumer Information (“OMIC”, for its Spanish acronym) and several individuals filed claims requesting that the Company comply with Resolution No. 50/10 and the subsequent resolutions that extended its effectiveness. In some cases, preliminary injunctions were granted. In every case, the Company appealed such preliminary injunctions alleging that Resolution No. 50/10, as amended, and/or the subsequent resolutions that extended its effectiveness, had been suspended with respect of the Company, its branches and subsidiaries prior to the issuance of such preliminary injunctions.

On September 23, 2014, the Court rendered a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering that the cases related to these resolutions continue under the jurisdiction of the Federal Court of Mar del Plata that had issued the decision on the collective action in favor of ATVC.

Decisions made on the basis of these consolidated financial statements should consider the eventual impact that the above-mentioned resolutions might have on the Company and its subsidiaries, and the Company’s consolidated financial statements should be read in light of such uncertainty.

b) On April 5, 2017, a subsidiary of the Company received a notification from the Under-Secretary of State for Taxation of Treasury (“SET”) of the Republic of Paraguay, whereby that subsidiary was informed that it had failed to determine the additional Tax on Commercial, Industrial, or Services Income (“IRACIS”) rate on the accumulated results of the companies merged in 2014. The Company´s subsidiary consider that it has solid arguments to support its position.

NOTE 22 – TAXES PAYABLE

	06.30.2017	12.31.2016
	Ps.
Non-Current
National taxes	4,002,298	3,776,292
Total	4,002,298	3,776,292

Current
National taxes	1,822,578,749	1,534,374,200
Provincial taxes	35,755,537	28,345,208
Municipal taxes	72,975,454	57,398,365
Total	1,931,309,740	1,620,117,773

NOTE 23 – OTHER PAYABLES

	06.30.2017	12.31.2016
	Ps.
Non-Current

Revenues to accrue	114,647,010	109,397,233
Other	841,815	1,090,397
Total	115,488,825	110,487,630

Current
Dividends payable — Related parties	685,253,334	—
Dividends payable — Other	122,268,986	1,794,126
Fees to directors and syndics	1,067,030	1,073,030
Revenues to accrue	194,260,677	237,524,327
Other	2,753,271	6,122,630
Total	1,005,603,298	246,514,113

NOTE 24 – ACCOUNTS PAYABLE AND OTHERS

	06.30.2017	12.31.2016
	Ps.
Current
Suppliers	1,978,728,332	1,559,529,835
Commercial accruals	1,530,090,420	1,290,124,791
Related parties	227,086,674	203,735,757
Social accruals	1,164,734,227	1,303,953,175
Total	4,900,639,653	4,357,343,558

NOTE 25 - SHARE CAPITAL

At the General Extraordinary Shareholders’ Meeting held on January 12, 2016, the shareholders of the Company decided, among other things, i) to cancel 207,157 Class B common book-entry treasury shares with a nominal value of Ps. 1 representing 0.1% of the capital stock and votes of the Company; and, consequently, to reduce the capital stock by Ps. 207,157, (ii) to ratify the amendment of Section 4 of the Bylaws approved by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2014, which, among other things, had amended the nominal value of shares from Ps. 1 to Ps. 10,000 and (iii) to delegate on the Board of Directors the power to determine and establish the time, form and conditions of issuance of the shares representing the new capital stock to be issued, as well as the payment in cash of the fractions, if any.

In light of the above, on June 29, 2016, the Board of Directors completed the implementation of the payment in cash of the fractions and the change in the nominal value and, therefore, the Company’s capital stock now amounts to Ps. 197,300,000 represented by 19,730 shares, of which i) 15,785 are Class A book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share, and ii) 3,945 are Class B book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share. At the same meeting of the Board of Directors, new shares were issued.

Subsequently, at the General Extraordinary Shareholders’ Meeting held on June 30, 2016, the shareholders decided to capitalize in full the following accounts, (i) the Paid-in Capital for Ps. 134,234,500, ii) the merger surplus for Ps. 2,894,151; iii) the partial capitalization of the “Optional Reserve to Maintain the Company’s Level of Capital Expenditures and its Current Solvency Level” for Ps. 865,571,349, thus increasing the capital stock from Ps. 197,300,000 to Ps. 1,200,000,000 through the issuance of 100,270 new common book-entry shares with nominal value of Ps. 10,000 and entitled to one vote per share, of which 80,221 will be Class A common book-entry shares and 20,049 will be Class B common book-entry shares. On March 14, 2017, the capital increase was registered in IGJ.

On May 2, 2017, the Company received a communication sent by Grupo Clarín and Cablevisión Holding S.A. whereby the two companies informed the Company that, pursuant to the spin-off and incorporation process initiated by Grupo Clarín, with effective as from May 1, 2017, Grupo Clarín’s participation in the Company was allocated to Cablevisión Holding S.A. (the “Spin-off and Incorporation”). As a result, the Company’s Board of Directors proceeded to take account of the Spin-off and Incorporation and decided the issuance of the shares, whereby Cablevisión Holding S.A. became the holder of 34,425 Class A shares and 6,782 Class B shares.

The following table shows the Company’s shareholders. The principal shareholders of the Company do not have different or preferred voting rights with respect to the shares owned by them.

Shareholders	Number of Shares	% of Share Capital

Cablevisión Holding S.A. (1)	34,425	28.7
VLG Argentina, LLC (1) (3)	61,581	51.3
Fintech Media LLC (2)	17,212	14.3
Cablevisión Holding S.A (2)	6,782	5.7
Total	120,000	100.0

(1) Class A Shares.

(2) Class B Shares.

(3) Cablevisión Holding S.A holds a 50% equity interest in VLG Argetina LLC.

NOTE 26 - RESERVES, ACCUMULATED RESULTS AND DIVIDENDS

1. Cablevisión

On March 30, 2017, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2016, of Ps. 4,045,337,263, according to the following detail: (i) Ps. 1,600,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or dollars in two installments, the first of which to be paid within thirty days of the Shareholders’ Meeting and the second to be paid on December 31, 2017 or earlier date to be determined by the boar, delegating on the board the time and form of payment, (ii) Ps. 200,479,147 to the increase in the Legal Reserve, and (ii) Ps. 2,244,858,116 to the Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements the Company has paid Ps. 800,000,000 of its distributed dividends.

2. Subsidiaries

During the month of February 2017, the subsidiary Ver T.V. S.A. voted dividends of Ps. 77.1 million of which Ps. 37.8 million correspond to the Company according to its pro rata participation. As of the date of these financial statements, the aforementioned dividends were paid.

During the month of May 2017, the subsidiary La Capital Cable S.A. voted dividends of Ps. 21.4 million of which Ps. 10.5 million correspond to the Company according to its pro rata participation. As of the date of these financial statements, the aforementioned dividends were paid.

During the month of June 2017, the subsidiary Ver T.V. S.A. voted dividends of Ps. 104 million of which Ps. 51 million correspond to the Company according to its pro rata participation. As of the date of these financial statements, were paid Ps. 6.4 million of the aforementioned dividends.

During the month of June 2017, the subsidiary Teledifusora San Miguel Arcángel S.A. voted dividends of Ps. 24 million of which Ps. 11.8 million correspond to the Company according to its pro rata participation. As of the date of these financial statements, the aforementioned dividends were paid.

NOTE 27 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

During the six-month period ended June 30, 2017, there were no transactions with related parties outside the ordinary course of business, or significant changes other than those described below:

As of December 31, 2016, the Company had a credit balance of Ps. 359,154,589, with the shareholder Grupo Clarín while as of June 30, 2017, the Company had a debit balance of Ps. 274,713,334, with that shareholder, mainly as a result of the distribution of dividends (See Note 26.1).

As of December 31, 2016, the Company did not have any balances with the shareholder VLG Argentina LLC, while as of June 30, 2017, the Company had a debit balance of Ps. 410,540,000 with that shareholder as a result of the distribution of dividends (See Note 26.1).

Agreements with shareholders

On June 28, 2008, Cablevisión and Grupo Clarín executed a supplementary agreement to the technical assistance agreement, effective as of September 26, 2006, whereby they amended the volume of the services rendered by Grupo Clarín and the mechanism used to determine that company’s annual fee.

On January 6, 2017 and January 5, 2016 respectively, the agreements were amended, setting Grupo Clarín’s annual fees. On April 30, 2017 the contract was terminated with the reason for the change of the controlling company.

On May 1, 2017 Cablevisión and Cablevisión Holding S.A., entered into a contract for advisory services and technical assistance under which the volume of services to be received from Cablevisión Holding S.A. and how the annual fee is determined.

NOTE 28 – JOINT VENTURES – Prima AND UTE Ertach - Prima

On May 24, 2017, the joint venture (UTE, for its Spanish acronym) Ertach - Prima executed an agreement with the Ministry of the Chief of the Cabinet of Ministers of the Province of Buenos Aires for the provision of data transmission services for the Single Provincial Data Communication Network implemented under original Bid for a term of 24 months counted as from May 1, 2017.  On June 1, 2017, the Governor of the Province of Buenos Aires signed Decree No. 2017-166-E-GDEBA-GPBA, whereby she decided:

1. To acknowledge the services rendered by the UTE for the Single Provincial Data Communication Network during the period from May 1, 2016 through April 30, 2017 and the services rendered to the Supplementary Network for Schools from May 1, 2015 through April 30, 2016,

2. To approved the Agreement executed on May 24, 2017 between the Ministry of the Chief of the Cabinet of Ministers and the UTE.

NOTE 29 - FINANCIAL INSTRUMENTS

The Company’s activities expose it to several financial risks: market risk (including foreign exchange risk, fair value interest rate risk and price risk), capital risk, credit risk and liquidity risk.

There have not been any changes in risk management policies as from the last closing date.

The Company makes transactions in foreign currency. Therefore, it is exposed to fluctuations in the exchange rate. A portion of the Company’s financial debt is denominated in U.S. dollars, whereas its revenues are generated in the currency of the country in which it operates.

Therefore, the Company has executed forward foreign exchange purchases.

Monetary assets and liabilities denominated in foreign currency (U.S. dollar) at June 30, 2016, and at the end of the previous fiscal year are as follows:

	06.30.2017	12.31.2016
	Ps.
ASSETS
Other receivables	131,253,327	75,715,940
Trade receivables	720,395	713,554
Investments	1,690,066,872	2,028,930,770
Cash and banks	232,660,743	750,989,254
Total Assets	2,054,701,337	2,856,349,518

LIABILITIES
Bank and financial debt	10,021,497,345	9,536,177,835
Provisions and other charges	122,934	131,151
Other payables	1,596,433	1,653,069
Accounts payable and others	846,547,812	649,296,192
Total Liabilities	10,869,764,524	10,187,258,247

The Company believes that the cash flows generated by its operations and the access to financing sources will allow it to meet its financial obligations.

29.1. Financial instruments at fair value

The following table shows the Company’s financial assets and liabilities valued at fair value as of the end of each period and year respectively:

	06.30.2017	Trading prices (Level 1)	Other significant observable items (Level 2)
	Ps.
Assets
Current investments	721,928,211	721,928,211	—

	12.31.2016	Trading prices (Level 1)	Other significant observable items (Level 2)
	Ps.
Assets
Current investments	1,854,868,372	1,854,868,372	—

Financial assets are valued using quoted prices for identical assets or liabilities (Level 1) and the prices of similar instruments from sources available on the market (Level 2). At September 30, 2016 and December 31, 2015, the Company did not have any asset or liability that had not been compared against observable market data to determine fair value (Level 3).

29.2. Fair value of financial instruments

The book value of cash, accounts receivable and current liabilities approximates their fair value due to the short term maturities of these instruments. Non-current financial receivables were generated near the end of the periods ended as of June 30, 2017 and the year ended as of December 31, 2016 respectively so that the amortized cost approximates the fair value.

Non-current investments classified as loans and receivables have been measured at amortized cost, and their book value approximates their fair value.

The fair value of non-current financial liabilities (level 2) is determined based on the future cash flows of the debt discounted at the market rate available to the Company for debt with similar terms (currency and remaining term), prevailing at the time of measurement.

The estimated fair value of non-current financial liabilities is as follows (in thousands of pesos):

	06.30.2017		12.31.2016
	Book Value	Fair Value	Book Value	Fair Value

Bank and financial debt - non-current	9,048,861	9.540.470	8,579,454	8,773,651

NOTE 30 - SUBSEQUENT EVENTS

a) Note 4 describes the main events that occurred after June 30, 2017 related to the related to the company´s reorganization processes.

b) Note 26 describes the main events that occurred after June 30, 2017 related to the related to the collection of dividends distributed by subsidiaries.

NOTE 31 - APPROVAL OF CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

These consolidated condensed interim financial statements have been approved by the Board of Directors of the Company and their issue has been authorized for September 4, 2017.

ANNEX B

Cablevisión Audited Financial Statements

Cablevisión S.A.

Consolidated Financial Statements

as of December 31, 2016, 2015 and 2014

presented on a comparative basis

Cablevisión S.A.

Consolidated Financial Statements

as of December 31, 2016, 2015 and 2014

presented on a comparative basis

Index
Consolidated Financial Statements
Consolidated Statement of Comprehensive Income.
Consolidated Statement of Financial Position.
Consolidated Statement of Changes in Equity.
Consolidated Statement of Cash Flows.
Notes to the Consolidated Financial Statements
1.	General information.
2.	Basis of preparation and presentation of Consolidated Financial Statements.
	2.1.	Basis of preparation.
	2.2.	Standards and Interpretations issued but not adopted to date.
	2.3.	Standards and Interpretations issued adopted to date.
	2.4.	Basis of consolidation.
	2.5.	Business combinations.
	2.6.	Investments in associated companies.
	2.7.	Interests in joint ventures.
	2.8.	Goodwill.
	2.9.	Revenue recognition.
	2.10.	Leases.
	2.11.	Foreign currency and functional currency.
	2.12.	Current and deferred income tax.
	2.13.	Property, plant and equipment.
	2.14.	Intangible assets.
	2.15.	Impairment of non financial assets except goodwill.
	2.16.	Inventories.
	2.17.	Other assets.
	2.18.	Provisions and other charges.
	2.19.	Financial instruments.
	2.20.	Other payables.
	2.21.	Capital.
	2.22.	Other receivables.
	2.23.	Consolidated Statement of Cash Flows.
	2.24.	Distribution of dividends.
	2.25.	Segment information.
3.	Accounting estimates and judgments.
4.	Acquisition of companies and company reorganization processes.
5.	Segment information.
6.	Revenues.
7.	Cost of sales.
8.	Cost of services rendered, selling expenses and administrative expenses.
9.	Financial costs.
10.	Other financial income and expenses, net.
11.	Equity in earnings from associates.
12.	Income tax.
13.	Property, plant and equipment.
14.	Intangible assets.
15.	Goodwill.
16.	Investments.
17.	Investments in associates.
18.	Other receivables.
19.	Inventories.
20.	Trade receivables.
21.	Cash and banks.
22.	Share capital.
23.	Reserves, accumulated results and dividends.

Index (cont.)

24.	Non-controlling interests.
25.	Bank and financial debt.
26.	Allowances.
27.	Operating lease agreements.
28.	Regulatory Framework.
	28.1.	Audiovisual Communication Services Law.
	28.2.	Telecommunication Services.
	28.3.	Emergency Decree No. 267/15. Convergence.
	28.4.	Matters related to the regulatory situation of the Company.
	28.5.	Audiovisual Communications Law in the Republic of Uruguay
29.	Provisions and other charges.
	29.1.	Legal and administrative processes and other commitments.
	29.2.	Frequency reassignment in Uruguay.
30.	Taxes payables.
31.	Other payables.
32.	Accounts payable and others.
33.	Balance and transactions with related parties.
34.	Joint ventures Prima and UTE Ertach - Prima.
35.	Derivative financial instruments.
36.	Financial risk management.
	36.1.	Financial risk factors.
	36.2.	Financial instruments by category.
	36.3.	Financial instruments at fair value.
	36.4.	Fair value of financial instruments.
37.	Award under the public bidding process conducted by the government of the Autonomous City of Buenos Aires.
38.	Subsequent events.
39.	Approval of financial statements.

Cablevisión S.A.

Consolidated Statement of Comprehensive Income

December 31, 2016, 2015 and 2014

	Notes	12.31.2016	12.31.2015	12.31.2014
		Ps.
Continuing operations
Revenues	6	30,571,193,944	20,125,357,239	14,226,131,448

Cost of sales (1)	7	(14,189,733,320)	(9,243,975,860)	(7,233,213,319)

Gross income		16,381,460,624	10,881,381,379	6,992,918,129

Selling expenses (1)	8	(4,398,098,782)	(2,524,906,935)	(1,802,896,026)
Administrative expenses (1)	8	(3,640,690,239)	(2,627,972,838)	(1,727,524,407)
Other income and expenses, net		(11,429,716)	1,685,031	8,425,440
Gain of business acquisitions		114,093,096	—	—
Financial costs	9	(2,596,575,482)	(2,784,674,993)	(1,546,377,109)
Other financial income and expenses, net	10	222,131,850	(28,217,451)	(60,559,284)
Financial results		(2,374,443,632)	(2,812,892,444)	(1,606,936,393)
Equity in earnings from associates	11	131,378,676	504,747,128	57,731,847
Net income before income tax		6,202,270,027	3,422,041,321	1,921,718,590

Income tax	12	(2,095,215,277)	(909,187,780)	(596,955,823)

Net income for the year		4,107,054,750	2,512,853,541	1,324,762,767

Other comprehensive income

Items that can be reclassified to earnings
Variation in translation differences of foreign operations		422,414,699	146,568,999	355,352,649
Total comprehensive income for the year		4,529,469,449	2,659,422,540	1,680,115,416

Earnings from operations attributable to:

Equity holders of the Company		4,045,337,263	2,473,366,772	1,287,185,928

Non-controlling interests		61,717,487	39,486,769	37,576,839

Total comprehensive income attributable to:

Equity holders of the Company		4,394,984,874	2,646,458,050	1,603,828,509

Non-controlling interests		134,484,575	12,964,490	76,286,907

(1) Includes amortization of intangible assets and depreciation of property, plant and equipment of Ps. 2,588,183,393, Ps. 1,566,174,439 and Ps. 1,231,220,143 at December 31, 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Financial Position

As of December 31, 2016 and 2015

	Note	12.31.2016	12.31.2015
		Ps.
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	13	15,377,953,783	8,450,192,402
Intangible assets	14	1,921,465,069	66,119,113
Goodwill	15	4,041,725,646	3,143,248,654
Investments in associates	17	276,538,212	1,370,204,458
Investments	16	1,133,469,884	697,057,242
Deferred tax asset	12	71,338,687	74,256,927
Other receivables	18	290,033,086	1,271,286,271
Trade receivables	20	—	—
Total non-current assets		23,112,524,367	15,072,365,067

CURRENT ASSETS
Inventories	19	266,648,607	4,853,955
Other receivables	18	632,924,055	490,719,774
Trade receivables	20	1,673,554,772	1,263,859,164
Investments	16	2,002,196,003	911,123,423
Cash and banks	21	1,246,653,024	1,765,860,661
Total current assets		5,821,976,461	4,436,416,977

Total assets		28,934,500,828	19,508,782,044

SHAREHOLDERS’ EQUITY (as per related statement)
Attributable to equity holders of the Company
Shareholders contributions	22	1,200,000,000	334,732,918
Reserves and accumulated results	23	10,081,523,267	8,095,562,585
Attributable to non-controlling interests	24	426,053,160	295,977,472
Total shareholders’equity		11,707,576,427	8,726,272,975

LIABILITIES
NON-CURRENT LIABILITIES
Bank and financial debt	25	8,579,453,749	3,866,186,846
Deferred tax liability	12	375,103,633	24,684,471
Provisions and other charges	29	955,036,803	281,903,813
Taxes payable	30	3,776,292	10,123,846
Other payables	31	110,487,630	110,991,475
Total non-current liabilities		10,023,858,107	4,293,890,451

CURRENT LIABILITIES
Bank and financial debt	25	979,090,850	2,754,982,652
Taxes payable	30	1,620,117,773	822,747,954
Other payables	31	246,514,113	160,454,506
Accounts payable and others	32	4,357,343,558	2,750,433,506
Total current liabilities		7,203,066,294	6,488,618,618

Total liabilities		17,226,924,401	10,782,509,069

Total liabilities and shareholders’ equity		28,934,500,828	19,508,782,044

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Changes in Equity

As of December 31, 2016, 2015 and 2014

	EQUITY ATTRIBUTABLE TO THE COMPANY’S EQUITY HOLDERS
	SHAREHOLDERS`CONTRIBUTIONS					ACCUMULATED RESULTS					Total
	Share capital	Treasury shares	Additional paid – in capital	Merger premium	Sub-total	Legal Reserve	Voluntary reserve (2)	Special reserve – Application of IFRS	Accumulated results	Other Reserve	Company’s equity holders	Non- controlling interests	Total equity
Balances as of January 1, 2014	197,601,949	2,318	134,234,500	2,894,151	334,732,918	39,520,853	3,376,813,179	42,775,870	710,576,297	505,589,827	5,010,008,944	212,804,480	5,222,813,424
Transfer of treasury shares dated January 6, 2014	(204,839)	204,839	—	—	—	—	—	—	—	—	—	—	—
Constitution of voluntary reserve as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2014	—	—	—	—	—	—	316,576,297	—	(316,576,297)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2014	—	—	—	—	—	—	—	—	(394,000,000)	—	(394,000,000)	—	(394,000,000)
Net income for the year	—	—	—	—	—	—	—	—	1,287,185,928	—	1,287,185,928	37,576,839	1,324,762,767
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	316,642,581	316,642,581	38,710,068	355,352,649
Sub-total comprehensive income for the year	—	—	—	—	—	—	—	—	1,287,185,928	316,642,581	1,603,828,509	76,286,907	1,680,115,416
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(2,495,408)	(2,495,408)
Decreasing of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(158,398)	(158,398)
Balances as of December 31, 2014	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	3,693,389,476	42,775,870	1,287,185,928	822,232,408	6,219,837,453	286,437,581	6,506,275,034

Balances as of January 1, 2015	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	3,693,389,476	42,775,870	1,287,185,928	822,232,408	6,219,837,453	286,437,581	6,506,275,034
Constitution of Optional Reserve as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 23, 2015	—	—	—	—	—	—	851,185,928	—	(851,185,928)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 23, 2015	—	—	—	—	—	—	—	—	(436,000,000)	—	(436,000,000)	—	(436,000,000)
Net income for the year -	—	—	—	—	—	—	—	—	2,473,366,772	—	2,473,366,772	39,486,769	2,512,853,541
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	173,091,278	173,091,278	(26,522,279)	146,568,999
Sub-total comprehensive income for the year	—	—	—	—	—	—	—	—	2,473,366,772	173,091,278	2,646,458,050	12,964,490	2,659,422,540
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(3,424,599)	(3,424,599)
Balances as of December 31, 2015	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	4,544,575,404	42,775,870	2,473,366,772	995,323,686	8,430,295,503	295,977,472	8,726,272,975

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Changes in Equity

As of December 31, 2016, 2015 and 2014

	EQUITY ATTRIBUTABLE TO THE COMPANY’S EQUITY HOLDERS
	SHAREHOLDERS`CONTRIBUTIONS					ACCUMULATED RESULTS					Total
	Share capital	Treasury shares	Additional paid – in capital	Merger premium	Sub-total	Legal Reserve	Voluntary reserve (2)	Special reserve – Application of IFRS	Accumulated results	Other Reserve	Company’s equity holders	Non- controlling interests	Total equity
Balances as of January 1, 2016	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	4,544,575,404	42,775,870	2,473,366,772	995,323,686	8,430,295,503	295,977,472	8,726,272,975
Share capital reduction arranged by the Extraordinary Shareholders’ Meeting held on January 12, 2016	—	(207,157)	—	—	(207,157)	—	207,157	—	—	—	—	—	—
Constitution of Optional Reserve as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2016	—	—	—	—	—	—	1,723,366,772	—	(1,723,366,772)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2016 (1)	—	—	—	—	—	—	—	—	(750,000,000)	—	(750,000,000)	—	(750,000,000)
Effect of change in the nominal value of shares as decided by the Board of Directors on June 29, 2016, pursuant to the powers delegated by the shareholders at the Extraordinary Shareholders’ Meeting held on January 12, 2016	(97,110)	—	—	—	(97,110)	—	—	—	—	—	(97,110)	—	(97,110)
Partial reversal of the Optional Reserve for future dividend distribution as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2016 (1)	—	—	—	—	—	—	(749,000,000)	—	—	—	(749,000,000)	—	(749,000,000)
Capitalization of the accounts Additional Paid-in Capital and Merger Surplus as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2016.	137,128,651	—	(134,234,500)	(2,894,151)	—	—	—	—	—	—	—	—	—
Partial reversal of the Optional Reserve to maintain the Company’s level of capital expenditures and its current solvency level for its capitalization as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2016.	865,571,349	—	—	—	865,571,349	—	(865,571,349)	—	—	—	—	—	—
Reserve for a call option on non-controlling interest (see Note 23)	—	—	—	—	—	—	—	—	—	(44,660,000)	(44,660,000)	—	(44,660,000)
Net income for the year	—	—	—	—	—	—	—	—	4,045,337,263	—	4,045,337,263	61,717,487	4,107,054,750
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	349,647,611	349,647,611	72,767,088	422,414,699
Sub-total comprehensive income for the year	—	—	—	—	—	—	—	—	4,045,337,263	349,647,611	4,394,984,874	134,484,575	4,529,469,449
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(4,408,887)	(4,408,887)
Balances as of December 31, 2016	1,200,000,000	—	—	—	1,200,000,000	39,520,853	4,653,577,984	42,775,870	4,045,337,263	1,300,311,297	11,281,523,267	426,053,160	11,707,576,427

(1)    Dividends distributed in April 2016 were of Ps. 750 million (Ps. 3.80 per share), of which Ps. 749.8 million were paid (Ps. 3.80 per share); the dividends distributed in June 2016 were of Ps. 749 million (Ps. 6,241.7 per share), which were totally paid, and dividends distributed in 2015 were Ps. 436 million (Ps. 2.21 per share) of which Ps. 435.9 were paid (Ps. 2.21 per share).

(2)    As of December 31, 2016, includes Ps. 151 million of voluntary reserve for future distributions of dividends and Ps. 4,502.6 million of voluntary reserve to maintain the level of investments in fixed assets and the current level of solvency of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Cash Flows

As of December 31, 2016, 2015 and 2014

	12.31.2016	12.31.2015	12.31.2014
	Ps.
CASH FLOWS PROVIDED BY OPERATIONS
Net income for the year	4,107,054,750	2,512,853,541	1,324,762,767
Accrued income tax	2,095,215,277	909,187,780	596,955,823
Adjustments to reconcile the net income for the period to net cash flows provided by operations:
Equity in earnings from associated companies	(131,378,676)	(504,747,128)	(57,731,847)
Depreciation of property, plant and equipment	2,519,374,617	1,531,614,402	1,197,127,794
Amortization of intangible assets	68,808,776	34,560,037	34,092,349
Obsolescence of material	21,778,186	9,479,003	5,624,740
Allowances	496,791,269	303,106,602	222,493,819
Result for the sale of property, plant and equipment	(8,364,828)	(457,965)	(2,194,723)
Accrued interest, net	487,589,161	349,300,952	313,316,625
Financial results – sundry	1,159,391,339	1,426,170,841	1,008,067,473
Other income and expenses, net	970,867	—	—
Gain of business acquisitions	(114,093,097)	—	—
Net decrease of property, plant and equipment	331,013,805	170,061,899	291,013,756
Net decrease of intangible assets	3,050,655	822,680	—
Changes in assets and liabilities
Trade receivables	(391,812,841)	(440,383,213)	(404,670,303)
Other receivables	(222,889,604)	(485,855,029)	76,328,810
Inventories	(44,687,578)	2,571,045	(1,890,474)
Accounts payable and others	1,101,867,610	1,149,389,554	239,141,971
Taxes payable	(277,910,060)	(48,891,277)	(37,735,067)
Other payables and provisions	(27,478,663)	22,044,289	(4,339,813)
Change in currency translation of foreign operations	138,952,144	45,606,597	156,311,359
Collection of interest	380,721,244	273,401,190	71,427,634
Income tax paid	(1,345,536,810)	(749,488,503)	(109,170,492)
Net cash flows provided by operations	10,348,427,543	6,510,347,297	4,918,932,201

CASH FLOWS USED IN INVESTMENT ACTIVITIES
Acquisition of participations in companies	(2,032,133,371)	(799,231,498)	—
Increase of intangible assets	(23,338,586)	(7,600,638)	(8,044,237)
Acquisition of notes and bonds, net	(447,806,134)	154,406,226	(702,129,651)
Call option - Nextel	—	(849,919,134)	—
Collection of dividends	1,121,157	32,103,387	36,677,039
Collection of notes and bonds	117,565,153	222,874,183	2,442,552
Collection for the sale of property, plant and equipment	8,364,828	439,964	3,980,657
Net increase of property, plant and equipment	(9,043,691,046)	(4,342,609,987)	(2,661,686,063)
Net cash flows used in investment activities	(11,419,917,999)	(5,589,537,497)	(3,328,759,703)

CASH FLOWS USED IN FINANCING ACTIVITIES
Settlement of dividends	(1,498,894,116)	(435,858,858)	(393,868,866)
Collection of financial instruments	22,709,662	47,307,700	4,242,112
Increase of loans	7,857,254,508	1,271,321,743	656,643,839
Settlement of loans – interests	(961,957,530)	(587,392,721)	(446,258,410)
Transfer to reserve account and others	—	—	(11,428,239)
Distribution of dividends to non-controlling interests	(4,408,887)	(3,424,599)	(2,495,408)
Settlement of loan principal and issuing expenses	(6,488,539,363)	(857,995,614)	(1,135,159,892)
Net cash flows used in financing activities	(1,073,835,726)	(566,042,349)	(1,328,324,864)

Net (decrease) / increase in cash	(2,145,326,182)	354,767,451	261,847,634
Cash at the beginning of year	2,176,677,204	1,333,264,395	1,013,205,809
Effect of exchange rate changes on cash and cash equivalents	544,589,585	488,645,358	58,210,952
Cash and cash equivalents incorporated by acquisition of companies (See Notes 4.b and 4.d))	2,052,951,267	—	—
Cash at the end of the year (1) (See Note 2.23)	2,628,891,874	2,176,677,204	1,333,264,395

(1) Includes:

Cash and banks	1,246,653,024	1,765,860,661	940,114,763
Investments with a maturity not exceeding three months	1,382,238,850	410,816,543	393,149,632

The accompanying notes are an integral part of these consolidated financial statements

Cablevisión S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(In pesos)

NOTE 1 - GENERAL INFORMATION AND PURPOSE OF CONSOLIDATED FINANCIAL STATEMENTS

Cablevisión S.A. (“Cablevisión” or the “Company”) was organized on April 5, 1979, to engage in the business of installing, operating and developing supplementary broadcasting services.

The main business of the Company and certain of its subsidiaries consists in operating cable television networks in several locations in Argentina and Uruguay and in the provision of telecommunication services.

Cablevisión is the largest multiple system operator (“MSO”) in Argentina and one of the largest in Latin America. A MSO is a company that owns multiple cable systems in different locations under the control and management of a single, common organization.

The Company provides pay television services pursuant to of licenses issued by the Federal Broadcasting Committee (Comité Federal de Radiodifusión or “COMFER”) and telecommunication services pursuant to of licenses issued by the Secretary of Communications (“Secom”).

NOTE 2 - BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1. Basis of preparation

The Comisión Nacional de Valores (Argentine Securities Commission or “CNV”), by means of General Resolutions No. 562/09 and No. 576/10, has ordered the application of Technical Pronouncements (“TP”) No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“Federación Argentina de Consejos Profesionales de Ciencias Económicas” or “FACPCE”). Such pronouncements adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for entities that are subject to the public offering regime of Law No. 26831, because they have either listed their shares or notes, or because they have requested authorization to be included under such regime. The FACPCE issues so-called Adoption Letters for the enforcement of IASB pronouncements in Argentina.

These consolidated financial statements of the Company for the year ended December 31, 2016 presented on a comparative basis, have been prepared in accordance with IFRS. Some additional matters were included as required by the General Argentine companies Law and/or CNV regulations, including, the supplementary information set forth under the last paragraph of Section 1, Chapter III, Title IV of General Resolution No. 622/13. That information is included in the Notes to these consolidated financial statements, as provided under IFRS and CNV standards. The consolidated financial statements have been prepared in accordance with the IFRS issued by the IASB and the interpretations issued by the Interpretations Committee of the International Financial Reporting Standards (“IFRIC”).

These consolidated financial statements have been prepared on the basis of historical cost, except for the valuation of financial instruments. In general, historical cost is based on the fair value of the consideration given in exchange for the net assets.

International Accounting Standard (IAS) 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet closing date of the reporting period and details a series of factors that may indicate that an economy is hyperinflationary. Pursuant to the guidelines of IAS 29, there is not enough evidence to conclude that Argentina was a hyperinflationary economy in 2016 and, therefore, the Company did not apply the restatement criteria to the financial information for the years reported as established under IAS 29.

The attached consolidated information, approved by the Company’s Board of Directors in its meeting of September 4, 2017, is presented in pesos (Ps.), the currency of legal tender in Argentina, and has been prepared on the basis of the accounting records of Cablevisión and its controlled companies.

Certain figures reported in the financial statements for the years ended December 31, 2015 and 2014 were reclassified for comparative purposes with this year.

2.2. Standards and Interpretations issued but not adopted to date

The Company has not adopted the IFRS or revisions of IFRS detailed below, since their application is not required for the year ended December 31, 2016:

• IFRS 9 Financial Instruments: Issued in November 2009 and amended in October 2010 and July 2014, IFRS 9 introduces new requirements for the classification and measurement of financial assets and liabilities and for their derecognition. Said standard is applicable to the years beginning on or after January 1, 2018.

• IFRS 15 “Revenue from ordinary activities under contracts with customers”: Issued in May 2014 and applicable to years beginning on or after January 1, 2018. It specifies how and when revenue will be recognized, as well as the additional information to be disclosed by the Company in the financial statements.

The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

• IFRS 16, “Leases”: Issued in January 2016. It establishes principles for the recognition, measurement, presentation and disclosure of leases. This standard applies to years beginning on or after January 1, 2019.

As of the date of these consolidated financial statements, the Company cannot estimate its quantitative impact because it is analyzing the corresponding accounting effects.

2.3. Standards and Interpretations issued adopted to date

As of the date of these consolidated financial statements no new standards have been issued that apply to the Company in the current year.

2.4. Basis of consolidation

These consolidated financial statements incorporate the financial statements of Cablevisión and the companies and joint ventures (“Interests in Joint Operations”, Note 2.7) controlled by the Company. Control is presumed to exist when the Company has a right to variable returns from its interest in a subsidiary and has the ability to affect those returns through its power over the subsidiary. This power is presumed to exist when it is evidenced by the voting rights, be it that the Company has the majority of voting rights or potential voting rights currently exercised.

The subsidiaries are consolidated from the date on which the Company assumes control over them and are excluded from consolidation on the date control ceases. Additionally, these financial statements incorporate the companies mentioned in 2.4.1.

For consolidation purposes, intercompany transactions and balances between the Company and its consolidated companies have been eliminated. Unrealized net income has also been eliminated. Below is a detail of the consolidated subsidiaries, as well as the percentage of direct and indirect interest in the capital stock and votes of each of them as of the dates indicated:

		Participation rate in the share capital and votes
Subsidiary	Country	12.31.2016	12.31.2015	12.31.2014
Fintelco S.A. (3)	Argentina	—	100	100
Pem S.A.	Argentina	100	100	100
CV Berazategui S.A.	Argentina	70	70	70
Cable Imagen S.R.L. (2)	Argentina	100	100	100
Televisión Dirigida S.A.	Paraguay	100	100	100
Wolves Televisión S.A. (3)	Argentina	—	100	100
Adesol S.A. (1)	Uruguay	100	100	100
Ultima Milla S.A.	Argentina	100	100	100
Primera Red Interactiva de Medios Argentinos (PRIMA) S.A. (“Prima”) (3)	Argentina	—	100	100
Nextel Communications Argentina S.R.L. (“Nextel”)	Argentina	100	—	—

(1)         Includes interests in special purpose entities, to wit: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

(2)         Data on the issuer arising from financial information.

(3)         Companies merged into Cablevisión with effect as of Octorber 1, 2016 (See Note 4 d)).

The financial statements of subsidiaries used for consolidation purposes bear the same closing date as these consolidated financial statements, cover the same periods, and have been prepared using exactly the same accounting policies as those used by the Company, which are described in the notes to the financial statements, or adjusted as applicable.

2.4.1. Consolidation of Structured Entities

The Company, through one of its subsidiaries, has executed certain agreements with other companies for the purpose of rendering, on behalf of and by order of such companies, certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising with respect to cable television in Uruguay. In accordance with IFRS 10 “Consolidated financial statements”, these consolidated financial statements include the assets, liabilities and results of these companies. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed in the line-items “Equity attributable to non controlling interests” and “Net income attributable to non controlling interests”.

The Company considers those transactions executed with non-controlling companies that do not result in a loss of control as transactions among shareholders. A change in the equity interests held by the Company are considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in their relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in equity under a specific reserve under the equity attributed to the parent company.

2.5. Business combinations

The Company applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value (on the date of exchange) of the assets assigned, the liabilities incurred or assumed and the equity instruments issued by the Company in exchange for the control of the acquired company. The costs related to the acquisition are expensed as incurred.

Consideration for the acquisition includes any asset or liability arising from a contingent consideration arrangement, if any, measured at fair value at the acquisition date. Subsequent changes to such fair value, identified during the measurement period, are adjusted against the acquisition cost.

The identifiable assets, liabilities and contingent liabilities of the acquired company that meet the conditions for recognition under IFRS 3 (2008) are recognized at fair value at the acquisition date, except for certain particular cases provided by such standard.

Any excess of the acquisition cost over the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or associate measured at the acquisition date is recognized as goodwill. Any excess of the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost, after measurement thereof at fair value, is immediately recognized in net income.

The acquisition cost comprises the consideration transferred, the amount of any non controlling interest and the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree, if any.

The Company initially recognizes any non controlling interest as per its share in the amounts recognized for the net identifiable assets of the acquiree.

2.6.    Investments in associates

An associate is an entity over which the Company has significant influence, without exercising control, generally accompanied by a 20%-50% holding of the voting power.

The associate’s net income, assets and liabilities are disclosed in these financial statements using the equity method. Under the equity method, the investment in an associate is to be initially registered at cost, and the book value will be increased or decreased to recognize the investor’s share in the comprehensive income for the year or in the other comprehensive income obtained by the associate after the acquisition date. Any distributions received from the associate will reduce the book value of the investment. The investment in the Company’s associates includes the goodwill identified in the acquisition, net of any impairment losses.

Any excess of the acquisition cost over the Company’s share in the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities measured at the acquisition date is recognized as goodwill. Goodwill is included in the book value of the investment and tested for impairment as part of the investment. Any excess of the Company’s share in the net fair value of identifiable assets, liabilities and contingent liabilities over the acquisition cost, after its measurement at fair value, is immediately recognized in net income.

Unrealized gains or losses on transactions between the Company (and its subsidiaries) and the associates are eliminated considering the Company’s interest in the associates.

Where necessary, adjustments were made to the associates financial statements so that their accounting policies are in line with those used by the Company.

Investments in companies in which the Company does not have control or significant influence have been valued at cost, which does not differ significantly from their fair value.

Transactions with the non-controlling interest that do not result in a loss of control are registered as equity transactions, i.e. as transactions with the owners in their capacity as such. The difference between the fair value of the consideration paid and the part of such consideration that corresponds to the book value of the subsidiary’s net assets that underlie the acquired shares, is registered in equity. Gains or losses on sales to non controlling interests are also registered in equity.

When the Company ceases to have control, any interest retained in the entity is once again measured at its fair value as of the date on which it loses control, and the change in book value is registered in results. The fair value is the initial value for the purpose of the later registration of the retained interest as an associated company, joint arrangements or financial asset. In addition, the amounts previously recognized as other comprehensive income in respect of such entity are registered as if the Company had directly transferred the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified as income.

2.7.    Interests in joint operations

A joint operation is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control, i.e., when the financial strategy and operating decisions related to the company’s activities require the unanimous consent of the parties sharing control.

In the case of joint business arrangements executed through Uniones Transitorias de Empresas (“UTE”), considered jointly controlled operations under IFRS 11, the Company recognizes in its financial statements on a line-by-line basis, the jointly controlled assets, liabilities and net income, subject to joint control in proportion to its share in such arrangements. Cablevisión indirectly holds a 50% interest in the UTE Ertach — Prima (See Note 34).

2.8.    Goodwill

Goodwill arises from the acquisition of businesses and refers to the excess of the cost of acquisition over the net fair value at the date of the acquisition of the identifiable assets acquired and liabilities assumed. The Company initially recognizes any non-controlling interest at fair value.

Goodwill is tested for impairment annually or more often if there is any evidence of impairment. To test for impairment, goodwill is allocated to each of the Company’s cash-generating units that are expected to provide benefits from the synergies of the respective combination. If the recoverable value of the cash-generating unit, i.e. the higher of the value in use or the fair value net of selling expenses, is lower than the value of the net assets allocated to that unit, including goodwill, the impairment loss is first allocated to reduce the goodwill allocated to the unit and then to the other assets of the unit, on a pro rata basis, based on the valuation of each asset in the unit. The impairment loss recognized against the valuation of goodwill is not reversed under any circumstance.

As of December 31, 2016, goodwill has not suffered any impairment.

2.9.    Revenue recognition

Sales of subscriptions for cable, internet, IDEN telephony and other services are recognized as revenues for the period in which the services are rendered.

Revenues from the installation of these services are accrued over the average term during which clients maintain their subscription to the service. Advertising sales revenues are recognized in the period in which advertising is published or broadcast.

Revenues from transactions that include more than one item have been recognized separately to the extent they have commercial substance on their own. The amount of revenues allocated to each item is based on its fair value, which is assessed or estimated at market value (See Note 37).

Revenues from the sale of assets are recognized only when the risks and benefits arising from the use of the disposed assets have been transferred, the amount of revenues may be fairly estimated, and the Company is probably to obtain economic benefits.

Installment sales are recognized at the value of future income discounted at a market rate assessed at the beginning of the transaction.

2.10.          Leases

A lease is classified as a financial lease when the terms of the lease transfer to the lessee substantially all the risks and benefits inherent to ownership. All other leases are classified as operating leases.

Assets held under financial leases are recognized at the lower of the fair value of the Company’s leased assets at the beginning of the lease term, or the present value of the minimum lease payments. The liability held with the lessor is included in the financial statement as an obligation in line-item “Bank and financial debt”.

Lease payments are allocated between the finance charge and the reduction of the liabilities under the lease so as to achieve a constant interest rate on the outstanding balance. Financial expenses are charged to results during the period of the lease.

Assets held under financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Rental revenue from operating leases are charged to income on a straight-line basis over the term of the lease.

2.11.   Foreign currency and functional currency

The individual financial statements of each of the entities consolidated by the Company are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). For the purposes of the preparation of consolidated financial statements, the net income and financial position of each entity are expressed in Argentine pesos (Argentina’s legal tender for all companies domiciled in Argentina), which is the Company’s functional currency and the reporting currency of the consolidated financial statements. The functional currencies of Uruguayan and Paraguayan companies are the Uruguayan peso and the Guaraní, respectively.

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency (foreign currency) are recorded at the exchange rates prevailing on the dates on which transactions are carried out. At the end of each reporting period, monetary items denominated in foreign currency are retranslated at the exchange rates prevailing on such dates. Exchange differences are charged to net income as incurred.

In preparing the Company’s consolidated financial statements, asset and liability balances of the entities with functional currencies other than the Argentine peso, expressed in their own functional currency (Uruguayan peso and Guaraní), are translated into pesos at the exchange rate prevailing at the end of the period, while net income is translated at the exchange rate prevailing on the transaction date. Exchange differences are recognized in other comprehensive income as “Variation in translation differences of foreign operations”, and in the Consolidated Statement of Changes in Equity they are presented under “Other reserve”.

2.12.   Current and deferred income tax

The income tax charge reflects the sum of the current and deferred income tax.

Current and deferred income tax is recognized as income or expense for the year, except where it relates to items credited or debited in other comprehensive income or equity, in which case the tax is also recognized in other comprehensive income or directly in equity, respectively. In the case of a business combination, the tax effect is taken into account in the calculation of goodwill or in the determination of the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

Current tax payable is based on the taxable income recorded during the year. Taxable income and net income reported in the consolidated statement of comprehensive income differ due to revenue or expense items that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s current tax liability is calculated using the tax rate in effect as of the date of the financial statements. The current tax charge is calculated based on the tax rules effective in the countries where consolidated entities operate.

Deferred tax is recognized on temporary differences between the book value of the assets and liabilities included in the financial statements and the corresponding tax bases used to determine taxable income. Deferred tax liabilities are generally recognized for all temporary tax differences. Deferred tax assets are recognized, for all deductible temporary differences, to the extent that it is likely that future taxable income will be available against which to charge such deductible temporary differences. These assets and liabilities are not recognized if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that does not affect the taxable or accounting income.

The book value of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer likely that sufficient taxable income will be available in the future to allow for the recovery of all or part of the asset.

Deferred taxes are recognized on temporary differences arising from investments in subsidiaries and associated companies, except for those deferred tax liabilities for which the Company may control the date on which temporary differences will revert and which are not likely to revert in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the entity expects, at the end of the reporting period, to recover or settle the book value of its assets and liabilities.

Deferred tax assets are offset against deferred tax liabilities if effective regulations allow to offset, before the tax authorities, the amounts recognized in such items, and if deferred tax assets and liabilities arise from income taxes levied by the same tax authority and the Company intends to settle its assets and liabilities on a net basis.

Under IFRS, deferred tax assets and liabilities are classified as non current assets and liabilities, respectively.

2.12.1. Tax on assets

In Argentina, the tax on assets (“impuesto a la ganancia mínima presunta”) is complementary to income tax. The Company determines this tax at the effective rate of 1% on the taxable assets at year-end. The Company’s tax liability for each year will be equal to the higher of the tax on assets assesments or the income tax liability assessed at the legally effective rate on the estimated taxable income for the year. However, if the tax on assets exceeds the income tax liability in any given fiscal year, such excess may be creditable against any excess of income tax liability over the tax on assets in any of the following ten fiscal years.

The balance of the tax on assets has been capitalized in the consolidated financial statements for the amount estimated to be recoverable within the terms provided under the applicable statute of limitations based on the current business plans of controlled companies.

2.13. Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and any accumulated impairment loss.

Depreciation of property, plant and equipment is recognized on a straight line basis over its estimated useful life.

The estimated useful life, the carrying value and the depreciation method are reviewed at the end of each year, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Works in progress are recorded at cost less any recognized impairment loss. Depreciation of these assets, as in the case of other property, begins when the assets are ready for their use.

Repair and maintenance expenses are expensed as incurred.

Borrowing costs that are directly attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of these assets until they are ready for their use or sale, according to IAS 23 (“Borrowing Costs”). The assets for which the borrowing costs are capitalized are those that require a substantial time before being ready for their use. In the years ended December 31, 2016, 2015 and 2014, the Company has not incurred these types of costs.

The gain or loss arising from the retirement or disposal of an asset is calculated as the difference between the income from the sale of the asset and the asset’s book value, and recognized in line-item “Other income and expenses net” in the statement of comprehensive income.

The carrying value of an asset is written down to its recoverable value if the carrying value of the asset exceeds its estimated recoverable value (See Note 2.15).

The value of property, plant and equipment does not exceed its recoverable value at the end of the year.

2.14. Intangible assets

Intangible assets include trademarks, software and other rights, the purchase value of the subscriber portfolio, Radio-Electric Trunking Services License (“SRCE”), links to the public network, radioelectric spectrum and other intangible assets. Accounting policies on the recognition and measurement of such intangible assets are described below.

2.14.1. Intangible assets acquired separately

Intangible assets acquired separately are valued at cost net of all accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets. The Company reviews the useful lives applied, carrying value and the amortization method at the end of each year, and accounts the effect of any changes in estimates on a prospective basis.

2.14.2. Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (subscriber portfolio and SRCE License Link to the public network and radioelectric spectrum) are identified and recognized separately with respect to goodwill when they meet the definition of intangible assets and their fair value can be measured reliably. Such intangible assets are recognized at fair value at the acquisition date.

After initial recognition, the subscriber portfolio and SRCE License Link to the public network acquired in a business combination are valued at cost net of accumulated amortization and impairment losses, on the same basis as intangible assets acquired separately. Amortization is calculated using the straight-line method over their estimated useful lives.

At December 31, 2016, radioelectric spectrums are valued at cost due they are considered as assets with an indefinite usefull life at year end.

2.14.3. Information systems projects

Costs relating to the development or maintenance of computer software are generally registered as expenses as incurred. However, costs directly relating to the development, acquisition and implementation of information systems are registered as intangible assets if certain conditions are met, including their technological feasibility, the Company’s intention to complete the development of the intangible asset and its likely future benefits.

After initial recognition, internally developed intangible assets are valued at cost net of accumulated amortization and impairment losses, on the same basis as intangible assets acquired separately.

Such assets are included under the columns “ongoing projects” and “software” (See Note 14).

2.15. Impairment of non-financial assets except goodwill

At the end of each financial statement, the Company reviews the book value of its non-financial assets with definite useful life to determine the existence of any evidence indicating that these assets could be impaired. If there is any indication of impairment, the recoverable value of these assets is estimated for the purposes of determining the amount of the impairment loss (in case the recoverable value is lower than the book value). Where it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash-generating unit (“CGU”) to which such asset belongs. Where a consistent and reasonable allocation base can be identified, corporate assets are also allocated to an individual cash-generating unit or, otherwise, to the smallest group of cash-generating units for which a consistent allocation base can be identified.

An asset’s recoverable value is the higher of its fair value less its selling expenses or its value in use.

In the determination of the value in use, estimated future cash flows are discounted at their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and, if any, the risks specific to the asset for which estimated future cash flows have not been adjusted.

Assets with an indefinite useful life (e.g., non financial assets unavailable for use) are not amortized, but are tested for impairment on an annual basis. No impairment losses have been registered during the year.

Non-financial assets, except for goodwill, for which an impairment loss was recorded, are tested at the end of each year for a possible reversal of such impairment.

2.16. Inventories

Inventories have been valued at acquisition cost, in the customary purchase conditions for the Company, net of the allowance for impairment. Such allowance is calculated based on the recoverability analysis done by the Company at the end of the year by comparing cost with net realization value, i.e. the estimated cash selling price in the ordinary course of business less the necessary cost to make such sale. The cost of inventories is determined using the weighted average price method. The value of inventories does not exceed their recoverable value at the end of the year.

2.17. Other assets

The assets included in this line-item have been valued at their acquisition cost.

Investments denominated in foreign currency subject to restrictions on disposition under financial covenants have been valued at face value plus interest accrued as of the end of each year.

2.18. Provisions and other charges

Provisions for lawsuits and contingencies and accrual for asset retirement are recognized when the Company has a present obligation (whether legal or constructive) as a result of a past event, the Company is probably to require an outflow of resources to settle such obligation, and when the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account relevant risks and uncertainties. Where a provision is measured using the estimated cash flow necessary to settle the present obligation, its book value represents the present value of such cash flow.

Where some, all or a portion of the resources required to settle a provisioned liability are expected to be recovered, an account receivable is recognized as an asset, if it is virtually certain that the disbursement will be received and the amount of the account receivable may be reliably measured.

In estimating its obligations, the Company takes into consideration the opinion of its legal advisors.

2.19. Financial instruments

2.19.1. Financial assets

Purchases and sales of financial assets are recognized at the transaction date when the Company undertakes to purchase or sell the asset, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value with changes in the statement of income, which are initially measured at fair value.

2.19.1.1. Classification of financial assets

Financial assets are classified within the following specific categories: “financial assets at fair value with changes in the net income” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined upon initial recognition.

2.19.1.2. Recognition and measurement of financial assets

2.19.1.2.1. Financial assets at fair value with changes in net income

Financial assets at fair value with changes in net income (mainly mutual funds) are recorded at fair value, recognizing any gain or loss arising from any re-measurement in the consolidated statement of comprehensive income. The net gain or loss recognized in net income includes any gain or loss generated by the financial asset and is included in the income or financial cost line-item, as appropriate, in the consolidated statement of comprehensive income.

The fair value of these assets is calculated based on the current quoted market price of these instruments.

2.19.1.2.2. Loans and receivables

Loans and trade receivables with fixed or determinable payments that are not traded in an active market are classified as “trade receivables and other receivables”. Trade receivables and other are initially measured at fair value plus transaction costs, and subsequently measured at amortized cost using the effective interest rate method, less any impairment, if applicable. Interest income is recognized using the effective interest rate method, except for short-term balances for which the recognition of interest is not significant.

2.19.1.3. Impairment of financial assets

The Company tests financial assets for impairment at each closing date to assess if there is any objective evidence of impairment. The value of a financial asset or group of assets is impaired, and impairment losses are recognized, only when there is objective evidence of the impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event or events have an impact on the estimated future cash flows of the financial asset or group of assets that can be measured reliably.

Objective evidence of impairment may include, among other things, material financial difficulties of the issuer or obligor, or breach of contractual terms, such as default or delinquency in interest or principal payments.

For certain categories of financial assets, such as loans and receivables, assets that are not impaired on an individual basis are tested for impairment on a collective basis. The objective evidence of impairment of a receivable portfolio includes the Company’s past collection record, an increase in delinquent payments, as well as changes in the local economic situation affecting the recoverability of receivables.

Where there is objective evidence of an impairment loss in the value of loans granted, receivables or held-to-maturity investments recorded at amortized cost, the loss amount is measured as the difference between the book value and the present value of estimated future cash flows (excluding future non-incurred losses), discounted at the financial asset’s original effective interest rate. The book value of the asset is written down under a contra-account. The loss amount is recorded in the result of the year.

If in subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event subsequent to the recognition of the impairment (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed. A loss reversal can only be recorded to the extent the financial asset’s book value does not exceed the amortized cost that would have been determined if the impairment loss had not been recorded at the reversal date. The reversal amount is recognized in the net income for the year.

2.19.1.4. Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights over such asset’s cash flows have expired or when it has transferred the financial asset and, therefore, all the risks and benefits inherent to the ownership of the asset have been transferred to another entity. If the Company retains substantially all the risks and benefits inherent to the ownership of a transferred asset, it shall continue to recognize it and it will recognize a liability for any amounts received.

2.19.2. Financial liabilities

Financial liabilities, except for derivatives, are valued at amortized cost using the effective interest rate method.

2.19.2.1. Bank and financial debt

Bank and financial debts are initially valued at their fair value net of any incurred transaction costs, and subsequently valued at amortized cost using the effective interest rate method. Any difference between the initial value net of transaction costs and the settlement value is recognized in results over the term of the loan using the effective interest rate method. Interest expense has been allocated to the line-item “Financial costs” in the consolidated statement of comprehensive income, except for the portion allocated to works in progress, which are recorded in line-item “Property, plant and equipment” in the consolidated financial statement.

2.19.2.2. Accounts payable and others

Accounts payables with fixed or determinable payments are classified as “accounts payable and others”. Accounts payable are initially measured at fair value, and subsequently measured at amortized cost using the effective interest rate method. Interest expense is recognized using the effective interest rate method, except for short-term balances where interest recognition is not material.

2.19.2.3. Derecognition of financial liabilities

The Company shall derecognize a financial liability (or part of it) when it is extinguished, i.e. when the obligation specified in the relevant contract is either discharged, canceled or expires.

2.19.3. Derivatives and hedge accounting

The Company executes certain financial instruments to hedge its exposure to exchange rate risks.

Derivatives are initially recognized at fair value at the date of execution of the related contract and subsequently re-measured at fair value at the end of the reporting period. The resulting gain or loss is immediately recognized in net income, unless the derivative is designated as a hedging instrument, in which case, the timing for its recognition will depend on the nature of the hedging relationship. The Company uses certain derivatives to hedge the fair value of its recognized liabilities (fair value hedge).

The Company documents at the beginning of the transaction the relationship existing between the hedging instruments and the hedged items, as well as its risk management objectives and the strategy to implement hedge transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, of the high effectiveness of its hedging transactions to offset the changes in the fair value of the hedged items.

The fair value of a hedging derivative is classified as a non current asset or liability if the hedged item matures in more than 12 months, and as a current asset or liability if the hedged item matures within 12 months.

Fair value hedge

Changes in the fair value of derivatives designated and classified as fair value hedges are charged to net income, together with any change in the fair value of a hedged liability attributable to the hedged risk. The Company only applies fair value hedge accounting to cover exchange rate fluctuations of the liabilities it holds in foreign currency. The gain or loss relating to the effective portion of foreign currency forward contracts is charged to net income under financial costs. The gain or loss related to the ineffective portion, if any, is charged to net income as other income and expenses, net. Changes in the fair value of the Company’s hedged liabilities denominated in foreign currency, attributable to the risk described above, are charged to net income under financial costs.

2.19.4. Debt refinancing - restructuring

Liabilities arising from the restructuring of Cablevisión’s financial debt have been initially valued at their fair value and will be subsequently measured at the amortized cost using the effective interest rate method.

2.20. Other payables

Other payables have been valued at their nominal value.

2.21. Capital

Ordinary shares are classified as equity (See Note 22).

2.22. Other receivables

2.22.1 Call option

The call option included in the item Other Receivables has been valued at its acquisition cost (See Note 23).

2.23. Consolidated Statement of Cash Flows

For the purpose of preparing the statement of cash flows, “cash and cash equivalents” includes cash and bank balances, certain high liquidity short-term investments (with original maturity of less than 90 days), after deducting bank overdrafts payable on demand, to the extent they are an integral part of the Company’s cash management.

Bank overdrafts are classified in line-item “Bank and financial debt” in the consolidated financial statement.

Cash and cash equivalents at the end of each year, as disclosed in the consolidated statement of cash flows, may be reconciled against the items related to the financial statement, as follows:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Cash and banks	1,246,653,024	1,765,860,661	940,114,763
Investments:
Fixed-term deposit	37,585,831	20,289,303	14,677,829
Mutual funds (1)	1,247,054,027	390,527,240	378,471,803
Other placements	97,598,992	—	—
Cash and cash equivalents	2,628,891,874	2,176,677,204	1,333,264,395

(1)                   The mutual funds not considered as cash equivalents as of December 31, 2016, 2015 and 2014, amounted to Ps. 269,957,543, Ps. 344,237,496 and Ps. 279,056,005, respectively.

For the year ended December 31, 2016, 2015 and 2014, the following transactions were carried out and did not have an impact on cash and cash equivalents:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Settlement of dividends receivable by way of setoff against Debt with Related Parties	17,000,000	12,000,000	7,650,000
Interest settlement through reserve account	—	—	11,428,239
Settlement of derivative financial instruments with guarantee deposits	—	1,100,400	—
	17,000,000	13,100,400	19,078,239

2.24. Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability in the financial statements for the year in which the dividend distribution is approved by the Meeting of Shareholders.

2.25. Segment information

The Board of Directors is the main operating decision maker of the Company. Management has defined operating segments considering the internal information regularly reviewed by the Board of Directors to allocate resources and assess their performance. On this basis, the geographical regions Argentina and Other Countries have been identified as segments. The Other Countries region does not meet the minimum levels required by standards for its separate presentation. For this reason, the Argentina and Other Countries segments have been combined in a single reportable segment.

Until the year ended December 31, 2015 the services and goods provided by the Company and its subsidiaries correspond to a single business segment, considering their nature, the risks involved in their provision, the distribution processes and the unified customer base. As of this year, and as a result of the acquisition of Nextel, the company has incorporated the IDEN telephony services.

The Company measures its performance using adjusted EBITDA, defined as earnings before income taxes, financial results, depreciation and amortization and the result of the Company’s interests in other companies. The internal information reviewed by the Board of Directors is prepared pursuant to effective accounting standards, except for the recognition of the earnings relating to installations of the cable and internet service as sales, the recognition of transactions including separable elements, which are considered on the basis of their billing and the non consolidation of special purpose entities.

NOTE 3 - ACCOUNTING ESTIMATES AND JUDGMENTS

In the application of the Company’s accounting policies described in Note 2, the Company has to make judgments and prepare accounting estimates of the value of assets and liabilities that may not be obtained from other sources. The estimates and related assumptions are based on historical experience and other relevant factors. Actual results could differ from such estimates.

Underlying estimates and assumptions are continually reviewed. The effects of the review of accounting estimates are recognized for the period in which estimates are reviewed.

These estimates basically refer to:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the amount for which it could be purchased or sold between knowledgeable willing parties, in an arm’s length transaction. If there is a quoted market price available for an instrument in an active market the fair value is calculated based on that price.

If there is no quoted market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments, or, otherwise, on the basis of valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions on the basis of market conditions at closing.

The methodology used for the measurement of the fair value of certain financial instruments is more fully described in Note 2.19.

Allowance for bad debts

The Company calculates the allowance for bad debts for accounts receivable that are not valued at fair value taking into account the past uncollectibility record and other circumstances known at the time of calculation.

Impairment losses of certain assets other than receivables (including property, plant and equipment and intangible assets)

Certain assets, including property, plant and equipment and intangible assets are tested for impairment. The Company records impairment losses when it estimates that there is objective evidence thereof or when the cost of such losses will not be recovered through future cash flows. The evaluation of what constitutes impairment is a matter of significant judgment. Impairment of the value of non financial assets is more fully described in
Note 2.15.

Recognition and measurement of deferred tax items

As set forth in Note 2.12, deferred tax assets are only recognized for temporary differences to the extent it is probably that each entity, on an individual basis, will have sufficient future taxable income against which to apply the deferred tax assets. Tax loss carryforwards from prior years are only recognized when it is probably that each entity shall have sufficient future taxable income against which they can be used.

Pursuant to effective regulations, the use of the subsidiaries’ tax credits is based on a projection analysis of future income.

The Company examines the recoverable value of the deferred tax assets based on its business plans and books a valuation allowance, if applicable, so that the net position of the deferred tax asset will reflect its probable recoverable value.

Impairment of goodwill

The Company assesses goodwill for impairment on an annual basis. In determining if there is impairment of goodwill, the Company calculates the value in use of the cash generating units to which it has been allocated. The calculation of the value in use requires the entity to determine the future cash flows that should arise from the cash generating units and an appropriate discount rate to calculate the present value.

At the end of the year there were no impairment losses of goodwill.

Provisions for lawsuits and contingencies

The elements taken into consideration for the calculation of the provisions for lawsuits and contingencies are determined based on the present value of the estimated costs arising from the lawsuits brought against the Company.

In estimating its obligations, the Company takes into consideration the opinion of its legal advisors.

Determination of the useful lives of property, plant and equipment and intangible assets

The Company reviews the reasonableness of the estimated useful lives of property, plant and equipment and intangible assets at the end of each year.

Estimated useful lives this year do not differ from those estimated in prior years.

Determination of the fair value of assets acquired in business combinations

See accounting policies described in Note 2.5.

NOTE 4 - ACQUISITION OF COMPANIES AND COMPANY´S REORGANIZATION PROCESSES

a) On September 26, 2006, throuh a series of related transactions, Grupo Clarín S.A. (“Grupo Clarín”) and Fintech Media LLC (“Fintech”) acquired participations in the capital stock of Cablevisión. As a result of these operations: i) Fintech became the holder of approximately 40% of the share capital of Cablevisión - of which 14.34% is directly owned and 25.66% is indirectly owned through its participation in VLG Argentina LLC and ii) Grupo Clarín became the indirect owner of the remaining 60% of the share capital of Cablevisión. On the same date, Cablevisión purchased 100% of the capital stock of Teledigital Cable S.A. (“Teledigital”), a cable television provider that operated in several Argentine provinces and 98.5% of the ordinary shares of Multicanal S.A. (“Multicanal”). Immediately prior to the acquisition of Multicanal by Cablevisión, Multicanal had acquired from Grupo Clarín 100% of the capital stock of Prima. Such acquisitions were subject to applicable administrative approvals.

By means of Resolution No. 257, the Secretaría de Comercio Interior (“Secretary of Domestic Trade” or “SCI”, for its Spanish acronym), with a prior favorable opinion from the Comisión Nacional de Defensa de la Competencia (National Antitrust Commission or “CNDC”, for its Spanish acronym) and after consulting the COMFER and the SECOM, which did not raise any objections — approved the above-mentioned transactions and notified the Company thereof on December 7, 2007. The aforesaid resolution has been appealed by five entities. As of the date of these financial statements, the CNDC has denied the five appeals. Four of the entities filed appeals by right before the judicial branch, but all of such appeals were dismissed.

On June 11, 2008 Cablevisión was served with a decision of the Federal Commercial and Civil Court of Appeals revoking a decision rendered by the CNDC on September 13, 2007, whereby such agency had dismissed a claim filed by Gigacable S.A. prior to the December 7, 2007 decision referred to above. The Court of Appeals upheld the revocation only in respect of the events occurred before authorization of the transaction, and ordered to investigate if Cablevisión’s and Multicanal’s actions prior to the resolution of December 7, 2007 of the CNDC are subject to a fine. As of the date of these financial statements, the Company has presented the relevant defenses, under the aforementioned agency analysis.

b) On September 10, 2015, the Board of Directors of the Company approved the assignment of the rights and obligations held by Grupo Clarín under an offer it had submitted to NII Mercosur Telecom, S.L.U. and NII Mercosur Móviles, S.L.U. (hereinafter, the “Sellers”) for the acquisition of 49% of the capital stock of Nextel and an option to acquire, together with its subsidiary Televisión Dirigida S.A., subject to certain conditions -among them, the regulatory approvals- 51% of the remaining capital stock. The price of the transaction was USD 165 million (out of this amount, USD 80 million accounts for 49% and USD 85 million accounts for 51%) plus the right to collect an additional amount of up to USD 13 million subject to the fulfillment of certain conditions. The offer submitted by Grupo Clarín was subject to the acceptance of the Sellers. On September 11, 2015, the Sellers accepted the offer submitted by Grupo Clarín and, on the same date, the Sellers accepted the assignment of the rights under such offer in favor of Cablevisión, offering Cablevisión the acquisition of 49% of the capital stock of Nextel and the option to acquire the remaining 51%. In order to guarantee the rights and obligations under the offer, the capital stock owned by NII Mercosur Móviles, S.L.U. was pledged (subject to registration with the Public Registry of Commerce). The transaction was completed on September 14, 2015 upon payment by the Company and its subsidiary of an aggregate USD 159 million. The companies undertook to create a guarantee fund with the USD 6 million balance, to cover any potential liabilities of Nextel (this fund was set up on October 7, 2015). In addition, upon the fulfillment of certain conditions precedent, on October 1, 2015, the Company paid to the Sellers the additional amount of USD 12.73 million. On June 3, 2016, the assignment of 49% of the capital stock of Nextel in favor of the Company was registered with the Inspección General de Justicia (“Superintendency of Corporations” or “IGJ”). Under the terms of the offer, Nextel would continue to be controlled and operated by the Sellers until the option to acquire the remaining 51% of the capital stock had been exercised.

As of December 31, 2015, the call option was not legally exercisable and the Company could not yet assure that it would obtain the required regulatory authorization. As of December 31, 2015, Cablevisión did not have control over Nextel taking into consideration the elements provided under IFRS 10. Therefore, it did not consolidate Nextel as of such date. In January 2016, the regulatory framework changed and regulatory authorization of the transaction was no longer necessary.

Also, on January 27, 2016, the Company and its subsidiary Televisión Dirigida S.A. decided to exercise the option to acquire the remaining 51% of the capital stock and votes of Nextel, and, consequently, the Company became the holder of 51.4% of the capital stock and votes of Nextel and Televisión Dirigida S.A. became the holder of the remaining 48.6%. To such effect, on the same date, Nextel’s management took notice of the release of the pledge that had been set up to guarantee the rights and obligations under the offer. On July 26, 2016, the IGJ registered the assignment of the remaining 51% of the capital stock (See note 28.4.3.).

On June 30, 2016, the subsidiary Televisión Dirigida S.A. transferred to the Company 392,774,929 membership interests with nominal value of Ps. 1 each and entitled to one vote per membership interest, representing 48.5% of the capital stock of Nextel. Televisión Dirigida S.A. also transferred to PEM 1,000,000 membership interests with nominal value of Ps. 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock. As a result of these transactions, the shareholders of Nextel hold the following interests: i) - Cablevisión S.A. became the owner of 809,236,480 membership interests with nominal value of Ps.1 and entitled to one vote per membership interest, representing 99.90% of the capital stock and votes. ii) PEM S.A. became the owner of 1,000,000 membership interests with nominal value of Ps.1 and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes. Those transactions were registered with the IGJ on November 25, 2016.

On December 28, 2016, PEM S.A. transferred to Cablevisión 1,000,000 membership interests with nominal value of Ps. 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes of Nextel. As a result of the assignment of the membership interests described above, Cablevisión became the holder of 810,236,480 membership interests with nominal value of Ps.1 and entitled to one vote per membership interest, representing 100% of the capital stock and votes of Nextel. The Company has filed with the IGJ the registration of the assignment of the membership interests, which, to date, is pending before that agency.

As of December 31, 2015, the Company concluded the process of allocating the cost of acquisition of 49% of the capital stock of Nextel and calculated a gain from this acquisition of Ps. 316.7 million disclosed under the item

“Equity in Earnings from Affiliates and Subsidiaries” of the Consolidated Statement of Comprehensive Income, considering that the valuation of its identifiable assets, liabilities and contingent liabilities in proportion to the equity interest acquired, exceeds the acquisition cost.

During the year ended December 31, 2016, the Company concluded the process of allocating the cost of acquisition of 51% of the capital stock of Nextel and calculated a gain from this acquisition of Ps. 114.1 million disclosed under the item “Result for acquisition of companies” of the Consolidated Statement of Comprehensive Income, considering that the valuation of its identifiable assets, liabilities and contingent liabilities in proportion to the equity interest acquired, exceeds the acquisition cost.

Below is a detail of the additional information required by IFRS in connection with business combinations, in connection with the transaction that resulted in the assumption by the Company of control over Nextel.

The assets and liabilities recognized as a result of the acquisition are the following (in millions of pesos):

As of the date of acquisition
Cash	1,140.8
Investments	928.7
Trade receivables	386.9
Other receivables	101.2
Inventories	222.2
Non-current other receivables	21.3
Deferred tax asset	167.2
Property, plant and equipment	650.9
Intangible assets	43.3
Account payable and other	(484.2)
Taxes payable	(176.9)
Other payables	(144.2)
Provisions and other charges	(387.8)
Net identifiable assets acquired	2,469.4
Less: Investment as of December 31, 2015	(1,201.0)
Result for acquisition assets acquired	(114.1)
Total consideration transferred	(1) 1,154.3

(1) This figure corresponds to credit derived from the prepayment of the call option.

c) In June 2016, the Company, together with its controlled company Nextel, acquired 100% (97% owned by Nextel and the remaining 3% owned by the Company) of the capital stock of Fibercomm S.A. and Gridley Investments S.A., both owners of 100% of the capital stock of Trixco S.A., holder of licenses for the use of the radioelectric spectrum in the 900 Mhz bands. Nextel acquired 100% of the capital stock of WX Telecommunications LLC and Greenmax Telecommunications LLC, which are the controlling companies of Skyonline Argentina S.A., Netizen S.A., Infotel S.A. and Callbi S.A. among the most important subsidiaries. The latter render wireless telecommunications services and hold licenses for the use of the radioelectric spectrum in the 2.5 Ghz bands. The aggregate price for those transactions was of USD 138.2 million, equivalent to Ps. 2,036 million.

During the year ended December 31, 2016, the Company concluded the process of allocating the cost of acquisition of 100% (97% to Nextel and the remaining 3% to the Company) of the capital stock of the companies Fibercomm S.A. y Gridley Investments S.A., both owners of 100% of the equity of Trixco S.A., which resulted in a goodwill derived from the acquisition of Ps. 801.7, million included under the item “Goodwill” in the Consolidated Statement of Financial Position, considering that the valuation of assets, liabilities and contingent liabilities attributable to the percentage of ownership that was acquired, is less than the acquisition cost.

On March 31, 2017, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U. , Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A., whereby, as of the merger date—first day of the month following the registration with the IGJ (“Effective Date of the Merger”), Cablevisión, in its capacity as absorbing company, will continue with the operations of Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U. , Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A,

Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (the “Absorbed Companies”) thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies dissolved without liquidation and Cablevisión assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities. As of the date of these financial statements, Cablevisión and the Absorbed Companies have called for an Extraordinary Shareholders’ Meeting to consider the above-mentioned Pre-Merger Commitment, which was held and granted the corresponding definitive merger agreement.

On May 17, 2017, at the General Extraordinary Shareholders’ Meeting of the Company the shareholders unanimously decided to approve the merger of the Company (in its capacity as “Absorbing Company”) with its subsidiaries Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A., Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (in their capacity as “Absorbed Companies”). Under the above-mentioned corporate reorganization process, before the closing of this fiscal year, at the effective date of the reorganization as it was reestablished at this Shareholders’ Meeting, all the assets and liabilities, including the assets subject to registration, the rights and obligations that belong to the Absorbed Companies will be deemed to have been incorporated to the equity of the Company, in its capacity as Absorbing Company and successor. The Absorbed Companies will be dissolved without liquidation, and Cablevisión will continue with the operations of the Absorbed Companies.

Below is a detail of the additional information required by IFRS in connection with business combinations, in connection with the transaction that resulted in the acquisition of the companies detailed in the previous paragraphs.

The assets and liabilities recognized as a result of the acquisition are the following (in millions of pesos):

As of the date of acquisition
Cash	10.3
Investments	2.1
Trade receivables	5.7
Other receivables	14.1
Non-current other receivables	3.0
Property, plant and equipment	18.5
Intangible assets (1)	1,860.6
Account payable and other	(18.3)
Taxes payable	(9.9)
Other payables	(0.6)
Deferred tax liability	(651.2)
Net identifiable assets acquired	1,234.3
Goodwill	801.7
Total consideration transferred	2,036.0

(1)         Includes radioelectric spectrum.

d) On August 16, 2016, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A., whereby, on the effective date of the merger -October 1, 2016- (“Effective Date of the Merger”), the Company, as absorbing company, will continue with the operations of Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A. (the “Absorbed Companies”), thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies will be dissolved without liquidation and Cablevisión S.A. will assume all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

At the Company’s Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders approved, among other issues: (i) the Special Parent Company Only Financial Statements and the Special Merger Balance Sheet as of June 30, 2016, which were used as a basis for the execution of the Pre-Merger Commitment, and (ii) of the Pre-Merger Commitment executed on August 16, 2016 between the Company and the Absorbed Companies.

In view of the above, the Company made a filing with the National Communications Agency (“ENACOM”, for its Spanish acronym) in order to inform that Agency of the corporate reorganization to be implemented, and consequently registering under the name of the absorbing company, the “Area Authorizations” required to exploit Cable Television Services corresponding to Copetonas Video Cable S.A., Dorrego Televisión S.A., Indio Rico Cable Color S.A., Cable Video Sur S.A., and Tres Arroyos Televisora Color S.A. The license of Wolves Televisión S.A. was abandoned because the Company already has an Area Authorization in the jurisdiction where Wolves Televisión S.A. exploited the cable television service. In addition, Prima and the Company made a filing with the ENACOM in order to request that Agency to register the license that had been granted to Prima in favor of the Company as a consequence of the corporate reorganization process.

In addition, at the Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders also unanimously approved: (i) the amendment of Article Three of the Bylaws in order to conform the core business of the Company to the new regulatory framework under Laws Nos. 27,078 and 26,522, and (ii) the amendment of Articles Nine and Ten of the Bylaws in order to eliminate the Executive Committee. Both amendments of the Bylaws were filed with the CNV for its approval.

On March 16, 2017, the CNV approved the merger of the Company with Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video Sur S.A., Wolves Televisión S.A. y Tres Arroyos Televisora Color S.A.

At the Extraordinary Shareholders’ Meetings of CV B Holding S.A., Vistone S.A. and Southtel Holdings S.A. —“The Direct Shareholders of the Company”- held on September 28, 2016, the shareholders approved the Pre-Merger Commitment executed between Grupo Clarín S.A., the Direct Shareholders of the Company and Compañía Latinoamericana de Cable S.A. (“CLC”), whereby, on the Effective Date of the Merger - October 1, 2016- Grupo Clarín S.A., as absorbing company, continued with the operations of the “Direct Shareholders of the Company” and CLC, thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Direct Shareholders of the Company dissolved without liquidation and Grupo Clarín S.A. assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

Once the corresponding definitive merger agreement has been granted, the Company will notify the ENACOM of the change in the shareholder structure of the Company, which will not entail a change of control under the provisions of Section 13 of Law No. 27,078.

On September 28, 2016, the shareholders of Grupo Clarín, approved the merger by absorption of the Direct Shareholders of the Company and CLC. In addition, at such Shareholders’ Meeting, the shareholders of Grupo Clarín approved the partial spin-off for the creation of a new company domiciled in the City of Buenos Aires under the name “Cablevisión Holding S.A.” The equity subject to the spin-off comprises the direct (upon the execution of the merger) and indirect equity interests of Grupo Clarín in Cablevisión and in GCSA Equity, LLC.

On April 27, 2017, both corporate processes (merger and partial spin-off for the creation a new company) were registered with the IGJ and as from May 1, 2017, the controlling company of Cablevisión (directly and indirectly) is Cablevisión Holding S.A. (see Note 22).

e) On December 15, 2008, Cablevisión’s shareholders approved the merger of Cablevisión with Multicanal, Delta Cable S.A. Holding Teledigital Cable S.A. Teledigital, Televisora La Plata Sociedad Anónima, Pampa TV S.A. Construred S.A. and Cablepost S.A., on account of which effective as of October 1, 2008, Cablevisión, as surviving company, became the universal successor to all of the assets, rights, and obligations of the merged companies.

Such process received administrative approval from the CNV and was registered with the IGJ under No. 9,448, Book 79 Volume — Stock Companies on June 7, 2016.

f) On June 30, 2017, the Boards of Directors of Telecom Argentina S.A., a leading mobile and fixed telecommunication company in Argentina, as well as in mobile telecommunication service in Paraguay, and Cablevisión S.A. approved a pre-merger commitment whereby Telecom Argentina S.A., a company organised and existing under the laws of Argentina with securities currently listed in New York and Buenos Aires (NYSE: TEO, BCBA: TECO2), in its capacity as absorbing company, will absorb Cablevisión S.A., which will be dissolved without liquidation pursuant to the provisions of Sections 82 and 83 of the General Associations Law No. 19,550 and subject to corporate and regulatory approvals (the “Merger”).

The purpose of the Merger is for the merged company to offer in an efficient manner, in line with the national and international trend, media and telecommunications convergence technological products in the different modalities, either separately or independently, of voice, data, sound and video transmission services, both wired and wireless, as an all-in-one solution or as a series of products to be provided to users as a whole for the benefit of the users and consumers of those multiple individual services. Both companies believe that their respective operating and technical structures are highly complementary and may be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products along with the demand of the market.

The effective date of the Merger (the “Effective Date of the Merger”) was established as from 0.00 of the day on which the Chairmen of the Boards of Directors of Telecom Argentina S.A. and Cablevisión S.A. will sign the minutes regarding the transfer of operations which shall state: (I) that Telecom Argentina S.A. has adjusted its technical-operative systems to undertake the operations and activities of Cablevisión S.A.; and (ii) that the transfer of the operations and activities of Cablevisión S.A. to Telecom Argentina S.A. will take effect on that Effective Date of the Merger provided that every and each of the following conditions the Merger is subject to has been met: 1) that the pre-merger commitment has been executed; and 2) that the ENACOM has authorized the operation

As from the Effective Date of the Merger, (i) all the assets and liabilities, including the assets subject to registration, licenses, the rights and obligations that belong to Cablevisión S.A. will be deemed to have been incorporated to the equity of Telecom Argentina S.A., (ii) Telecom Argentina S.A. will continue with the operations of Cablevisión S.A., thus generating the corresponding operating, accounting and tax effects, (iii) the management and representation of Cablevisión S.A. will be undertaken by the management and representatives of Telecom Argentina S.A.

As a result of the Merger, and pursuant to Section 83, subsection c) of the Argentine General Associations Law No. 19,550, the parties have established the following exchange ratio: 1 common share of Cablevisión S.A. (either a Class A Share of Cablevisión or a Class B Share of Cablevisión) for each 9,871.07005 new shares of Telecom Argentina S.A. (the “Exchange Ratio”). Subject to the considerations disclosed in the corresponding report, this Exchange Ratio was deemed equitable, from a financial standpoint, for the respective customers, in the opinion of the independent investment bank Lion Tree Advisors LLC.

In view of the above, Telecom Argentina S.A. will increase its capital stock in the amount of ARS1,184,528,406, through the issuance of 1,184,528,406 common book-entry shares, with nominal value of ARS 1 each and entitled to one vote per share. The shareholders of Cablevisión S.A. will receive these new shares in exchange for the shares they held of that company, in the form of Class “A” or “D” Shares of Telecom Argentina S.A., as appropriate, according to the Exchange Ratio, or the number of new shares resulting from the adjustments to the Exchange Ratio arising from the pre-merger commitment.

On June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión S.A., respectively, decided to call an Ordinary and/or Extraordinary Shareholders’ Meeting to be held on August 31, 2017 to consider the Pre-Merger Commitment and, with regard to Cablevisión S.A., its consequent dissolution on the Effective Date of the Merger and with regard to Telecom Argentina S.A., the amendment of the Bylaws and the increase of its capital stock.

On August 31, 2017, at the General Extraordinary Shareholders’ Meeting of the Company the shareholders unanimously decided to approve the Pre-Merger Commitment of the Company with Telecom Argentina S.A. and, the consequent dissolution of Cablevisión on the Effective Date of the Merger mentioned in the preceding paragraph.

NOTE 5 - SEGMENT INFORMATION

The Company is mainly engaged in the Cable Television and Internet Access sector, which requires the development of different activities distributed among the different legal entities in which the Company holds an equity interest. In addition, as from this fiscal year, and as a consequence of the acquisition of Nextel, the Company has incorporated the IDEN telephony business. Based on the nature, clients, and risks involved, the following business segments have been identified, which are directly related to the way in which the Company assesses its business performance:

a)             Cable Television & Internet Access, comprises mainly its own operations and through its participation in its subsidiaries.

b)             IDEN mobile telephony services, through its participation in Nextel.

The Company’s Board of Directors, which is the main operating decisions maker, uses adjusted EBITDA to measure the performance of the identified operating segments. Adjusted EBITDA is defined as sales less the cost of sales and selling and administrative expenses (excluding depreciation and amortization). The Company believes that adjusted EBITDA is a significant performance measure of its businesses, since it is commonly used in the industry to analyze and compare media companies based on operating performance, indebtedness and liquidity. However, adjusted EBITDA does not measure net income or cash flows generated by operations and should not be considered as an alternative to net income, an indication of the Company’s financial performance, an alternative to cash flows generated by operating activities or a measure of liquidity.

Since adjusted EBITDA is not defined by IFRS, it is possible that other companies may calculate it differently. Therefore, the EBITDA reported by other companies may not be comparable to the Company’s reported adjusted EBITDA.

Note 1 to these consolidated financial statements includes additional information about the Company’s businesses.

The following tables include the information as of December 31, 2016, 2015 and 2014, prepared on the basis of IFRS, for the business segments identified by the Company.

	Cable Television services and Internet access (1)	Telephony services IDEN	Eliminations / Adjustments (2)	Consolidated
Additional information consolidated at 12.31.2016

Sales of services and goods to third parties	27,506,874,871	3,311,005,730	(246,686,657)	30,571,193,944
Intersegment sales	1,333,070	13,446,798	(14,779,868)	—
Total sales	27,508,207,941	3,324,452,528	(261,466,525)	30,571,193,944
Cost of sales — excluding depreciation and amortization	(10,182,116,002)	(1,342,985,491)	(309,024,936)	(11,834,126,429)
Expenses — excluding depreciation and amortization
Selling expenses	(3,214,913,723)	(1,004,361,444)	—	(4,219,275,167)
Administrative expenses	(3,046,600,745)	(540,336,607)	—	(3,586,937,352)
Intersegment costs and expenses	(13,446,798)	(1,333,070)	14,779,868	—

Adjusted EBITDA	11,051,130,673	435,435,916	(555,711,593)	10,930,854,996

Depreciation of property, plant and equipment				(2,519,374,617)
Amortization of intangible assets				(68,808,776)
Other income and expenses net				(11,429,716)
Financial results				(2,374,443,632)
Result for acquisition of companies				114,093,096
Result of long-term investments in associates				131,378,676
Income tax				(2,095,215,277)
Net income for the year				4,107,054,750

Total assets	24,755,522,294	4,183,370,342	(4,391,808)	28,934,500,828

Additional information consolidated at 12.31.2016

Payments for acquisition of property, plant and equipment	8,850,837,071	192,853,975	—	9,043,691,046
Payments for acquisition of intangible assets	23,338,586	—	—	23,338,586
Payments for acquisition of companies	20,808,000	2,011,325,371	—	2,032,133,371
Ordinary revenues of foreign subsidiaries	816,075,846	—	—	816,075,846
Non-current assets except deferred tax and financial assets in foreign subsidiares	884,259,624	—	—	884,259,624

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to transactions between the Company and its subsidiaries and differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

	Cable Television services and Internet access (1)	Telephony services IDEN	Eliminations / Adjustments (2)	Consolidated
Additional information consolidated at 12.31.2015

Sales of services and goods to third parties	20,013,686,223	—	111,671,016	20,125,357,239
Total sales	20,013,686,223	—	111,671,016	20,125,357,239
Cost of sales — excluding depreciation and amortization	(7,475,216,033)	—	(316,335,385)	(7,791,551,418)
Expenses — excluding depreciation and amortization
Selling expenses	(2,444,400,263)	—	—	(2,444,400,263)
Administrative expenses	(2,594,729,513)	—	—	(2,594,729,513)

Adjusted EBITDA	7,499,340,414	—	(204,664,369)	7,294,676,045

Depreciation of property, plant and equipment				(1,531,614,402)
Amortization of intangible assets				(34,560,037)
Other income and expenses net				1,685,031
Financial results				(2,812,892,444)
Result of long-term investments in associates				504,747,128
Income tax				(909,187,780)
Net income for the year				2,512,853,541

Total assets	19,508,782,044	—	—	19,508,782,044

Additional information consolidated at 12.31.2015

Payments for acquisition of property, plant and equipment	4,342,609,987	—	—	4,342,609,987
Payments for acquisition of intangible assets	7,600,638	—	—	7,600,638
Payments for acquisition of companies	799,231,498	—	—	799,231,498
Ordinary revenues of foreign subsidiaries	718,406,183	—	—	718,406,183
Non-current assets except deferred tax and financial assets in foreign subsidiares	616,696,192	—	—	616,696,192

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

	Cable Television services and Internet access (1)	Telephony services IDEN	Eliminations / Adjustments (2)	Consolidated
Additional information consolidated at 12.31.2014

Sales of services and goods to third parties	14,213,547,556	—	12,583,892	14,226,131,448
Total sales	14,213,547,556	—	12,583,892	14,226,131,448
Cost of sales — excluding depreciation and amortization	(5,848,721,170)	—	(242,568,036)	(6,091,289,206)
Expenses — excluding depreciation and amortization
Selling expenses	(1,739,679,879)	—	—	(1,739,679,879)
Administrative expenses	(1,701,444,524)	—	—	(1,701,444,524)

Adjusted EBITDA	4,923,701,983	—	(229,984,144)	4,693,717,839

Depreciation of property, plant and equipment				(1,197,127,794)
Amortization of intangible assets				(34,092,349)
Other income and expenses net				8,425,435
Financial results				(1,606,936,393)
Result of long-term investments in associates				57,731,847
Income tax				(596,955,823)
Net income for the year				1,324,762,762

Total assets	13,375,148,436	—	—	13,375,148,436

Additional information consolidated at 12.31.2014

Payments for acquisition of property, plant and equipment	2,655,892,374	—	—	2,655,892,374
Payments for acquisition of intangible assets	8,044,237	—	—	8,044,237
Payments for acquisition of companies	—	—	—	—
Ordinary revenues of foreign subsidiaries	640,111,130	—	—	640,111,130
Non-current assets except deferred tax and financial assets in foreign subsidiares	654,008,707	—	—	654,008,707

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

NOTE 6 — REVENUES

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Cable television service	18,750,387,702	14,430,045,995	10,776,791,214
IDEN telephony services	2,804,437,872	—	—
Internet	7,697,490,955	4,818,011,021	2,755,560,808
Advertising	111,551,806	118,881,031	87,215,506
Sale of goods	379,506,243	86,303,932	72,211,851
Sale of services under the CABA tender	330,967,737	262,712,869	225,466,248
Other	496,851,629	409,402,391	308.885.821
Total	30,571,193,944	20,125,357,239	14,226,131,448

NOTE 7 - COST OF SALES

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Inventories at the beginning of the year	4,921,974	7,493,019	5,646,407
Incorporation of acquired company inventories	222,227,387	—	—
Net purchases of the year	486,471,542	82,967,360	85,496,743
Cost of services rendered (Note 8)	13,743,238,579	9,158,437,455	7,149,592,182
Application of allowance for impairment of inventories	(68,019)	—	(28,994)
Inventories at the end of the year	(267,058,143)	(4,921,974)	(7,493,019)
Total cost of sales	14,189,733,320	9,243,975,860	7,233,213,319

NOTE 8 - COST OF SERVICES RENDERED, SELLING EXPENSES AND ADMINISTRATIVE EXPENSES

Item	Cost of services rendered	Selling expenses	Administrative expenses	Total 12.31.2016	Total 12.31.2015	Total 12.31.2014
	Ps.
Payroll and social security charges and other personnel expenses	3,375,397,985	968,344,965	860,846,643	5,204,589,593	4,153,787,477	3,080,400,891
Programming costs	3,932,135,034	—	—	3,932,135,034	2,889,016,782	2,180,664,852
Severance costs (compensations to the personnel)	56,798,735	69,931,515	57,450,713	184,180,963	62,382,405	28,722,087
Public utilities and tax rates	628,237,535	1,541,332,330	29,557,063	2,199,126,928	1,326,864,936	892,595,461
Representation expenses	3,019,152	77,381,644	5,726,957	86,127,753	47,012,744	32,942,352
Maintenance of property, plant and equipment and network expenses	1,626,054,238	151,034,285	482,352,215	2,259,440,738	1,007,755,650	782,001,273
Leases	438,321,499	49,685,891	64,290,458	552,297,848	254,202,721	197,668,101
Depreciation of property, plant and equipment	2,321,425,779	144,195,951	53,752,887	2,519,374,617	1,531,614,402	1,197,127,794
Fees for services	45,598,168	141,456,383	1,190,606,056	1,377,660,607	838,361,641	642,647,748
Fees to directors and syndics	—	—	10,920,195	10,920,195	138,372,267	6,229,887
Advertising and promotion	—	621,441,502	—	621,441,502	434,129,622	323,869,187
Office expenses	667,069	2,645,964	37,272,504	40,585,537	30,255,041	25,251,435
Production of magazine	233,771,276	2,658,628	21,423,785	257,853,689	173,175,001	150,344,668
Data transfer costs	695,580,513	51,251	2,644,118	698,275,882	282,962,582	300,932,201
Bad debts	—	375,894,434	—	375,894,434	260,111,103	160,716,050
Collection expenses and commissions	9,173,440	81,891,709	769,622,025	860,687,174	553,039,809	383,212,365
Obsolescence of material	21,778,186	—	—	21,778,186	9,479,003	5,624,740
Lawsuits and contingencies	51,334,799	69,485,873	76,163	120,896,835	42,995,499	61,777,769
Amortization of intangible assets	34,181,103	34,627,673	—	68,808,776	34,560,037	34,092,349
Miscellaneous	269,764,068	66,038,784	54,148,457	389,951,309	241,238,506	193,191,405
Total at 12.31.2016	13,743,238,579	4,398,098,782	3,640,690,239	21,782,027,600
Total at 12.31.2015	9,158,437,455	2,524,906,935	2,627,972,838		14,311,317,228
Total at 12.31.2014	7,149,592,182	1,802,896,026	1,727,524,407			10,680,012,615

NOTE 9 - FINANCIAL COSTS

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Interests	(681,430,741)	(586,965,270)	(414,624,088)
Exchange differences	(1,724,669,176)	(2,139,296,741)	(1,107,000,225)
Financial debt discounts	(40,330,615)	(15,996,408)	(18,708,215)
Other financial costs	(150,144,950)	(42,416,574)	(6,044,581)
Total	(2,596,575,482)	(2,784,674,993)	(1,546,377,109)

NOTE 10 — OTHER FINANCIAL INCOME AND EXPENSES, NET

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Interests	193,841,580	237,664,318	101,307,463
Bank expenses	(9,937,383)	(6,417,696)	(9,960,122)
Taxes and expenses	(430,097,505)	(226,403,378)	(156,426,037)
Exchange differences on cash and cash equivalents	544,589,585	488,645,357	58,210,953
Exchange differences from the other items	(113,251,179)	289,637,140	119,657,188
Financial discounts on assets, debts and diverse	30,344,996	(6,066,943)	17,917,394
Results for operations with notes and bonds	6,758,775	(867,829,549)	(190,790,235)
Results for changes in fair value of financial instruments	11,081,662	62,553,300	(475,888)
Other	(11,198,681)	—	—
Total	222,131,850	(28,217,451)	(60,559,284)

NOTE 11 - EQUITY IN EARNINGS FROM ASSOCIATES

	12.31.2016	12.31.2015	12.31.2014
	Ps.
La Capital Cable S.A.	23,147,490	18,543,238	13,395,564
Tres Arroyos Televisora Color S.A.	220,965	331,785	(851,330)
Teledifusora San Miguel Arcángel S.A.	30,604,401	18,552,269	10,300,490
Ver TV S.A.	75,669,613	64,329,577	34,385,489
Nextel communications S.R.L.	—	85,064,384	—
Result from acquisition of associated companies (See Note 4)	—	316,726,916	—
Other	1,736,207	1,198,959	501,634
Total	131,378,676	504,747,128	57,731,847

NOTE 12 - INCOME TAX

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Income before income tax	6,202,270,027	3,422,041,321	1,921,718,590
Tax rate (35% income tax)	35%	35%	35%
Income tax expense at current statutory tax rate on income before income tax	2,170,794,509	1,197,714,462	672,601,507
Permanent differences:
Equity in earnings from associates	(45,982,537)	(176,661,495)	(20,206,146)
Differences in tax rates applicable to subsidiaries from foreign countries	(24,653,429)	(89,397,547)	(35,068,700)
Result for acquisition of companies	(39,932,584)	—	—
Other income and expense, net	29,025,030	(22,466,082)	(20,494,609)
Sub-total	2,089,250,989	909,189,338	596,832,052
Allowance for doubtful deferred tax assets, net and tax loss carryforwards	5,614,393	(1,324,820)	123,771
Application of statutes of limitations on tax loss carryforwards	349,895	1,323,262	—
Total charge for income taxes recognized in the statement of comprehensive income	2,095,215,277	909,187,780	596,955,823
Deferred income tax	(130,109,537)	(44,814,838)	1,522,787
Current income tax	2,225,324,814	954,002,618	595,433,036
Total	2,095,215,277	909,187,780	596,955,823

The breakdown of net deferred tax balances is as follows:

	01.01.2016	Incorporation of acquired company balances	Net Charge	Change in currency translation	12.31.2016
	Ps.
Trade receivables and other receivables	49,374,230	(24,444,050)	123,539,409	1,980,345	150,449,934
Taxes payable	34,127,884	—	2,735,067	—	36,862,951
Provisions and other charges	91,033,212	141,023,992	94,997,073	—	327,054,277
Accounts payable and others	5,050,433	—	1,355,424	—	6,405,857
Tax loss carryforwards	447,421	458,608	5,114,362	—	6,020,391
Bank and financial debt	(11,446,067)	—	12,708,973	—	1,262,906
Other payables	89,314,172	—	3,381,598	435,357	93,131,127
Other temporary differences	(14,981,036)	6,640,690	(33,681,864)	1,546,435	(40,475,775)
Property, plant and equipment and intangible assets-net	(192,804,066)	(607,126,179)	(76,326,537)	(2,061,712)	(878,318,494)
Allowance for doubtful deferred tax assets, net	(543,727)	—	(5,614,393)	—	(6,158,120)
Total deferred tax liabilities, net	49,572,456	(483,446,939)	128,209,112	1,900,425	(303,764,946)

	01.01.2015	Net Charge	Change in currency translation	12.31.2015
	Ps.
Trade receivables and other receivables	(19,796,258)	69,926,911	(756,423)	49,374,230
Taxes payable	24,193,171	9,934,713	—	34,127,884
Provisions and other charges	62,175,876	28,857,336	—	91,033,212
Accounts payable and others	4,007,491	1,042,942	—	5,050,433
Tax loss carryforwards	1,899,042	(1,451,621)	—	447,421
Bank and financial debt	(12,764,578)	1,318,511	—	(11,446,067)
Other payables	76,019,225	13,386,793	(91,846)	89,314,172
Other temporary differences	1,163,566	(15,852,443)	(292,159)	(14,981,036)
Property, plant and equipment and intangible assets-net	(130,271,370)	(63,229,617)	696,921	(192,804,066)
Allowance for doubtful deferred tax assets, net	(1,868,547)	1,324,820	—	(543,727)
Total deferred tax liabilities, net	4,757,618	45,258,345	(443,507)	49,572,456

	01.01.2014	Net Charge	Change in currency translation	12.31.2014
	Ps.
Trade receivables and other receivables	(43,101,950)	21,282,876	2,022,816	(19,796,258)
Taxes payable	19,823,860	4,369,311	—	24,193,171
Provisions and other charges	48,748,852	13,427,024	—	62,175,876
Accounts payable and others	3,126,274	881,217	—	4,007,491
Tax loss carryforwards	32,823,950	(30,924,908)	—	1,899,042
Bank and financial debt	(14,967,223)	2,202,645	—	(12,764,578)
Other payables	60,851,333	15,029,003	138,889	76,019,225
Other temporary differences	625,109	610,517	(72,060)	1,163,566
Property, plant and equipment and intangible assets-net	(99,905,024)	(27,302,487)	(3,063,859)	(130,271,370)
Allowance for doubtful deferred tax assets, net	(1,744,776)	(123,771)	—	(1,868,547)
Total deferred tax liabilities, net	6,280,405	(548,573)	(974,214)	4,757,618

As of December 31, 2016, the Company had accumulated tax loss carryforwards of approximately Ps. 17,201,117, which, calculated at the statutory tax rate, represent a deferred tax asset of approximately Ps. 6,020,391, which the Company estimates are not recoverable.

Below is a breakdown of the estimated expiration date of tax loss carryforwards:

Year of origin	Tax loss carryforwards at 12.31.2016	Tax loss carryforwards at 12.31.2015	Tax loss carryforwards at 12.31.2014	Expiration year
	Ps.
2009	—	—	3,780,747	2014
2010	—	999,700	999,700	2015
2011	—	—	—	2016
2012	—	—	—	2017
2014	—	278,646	645,387	2019
2016	17,201,117	—	—	2021
	17,201,117	1,278,346	5,425,834

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost and accumulated depreciation

	Buildings and lands	Improvements to leased buildings	Installation, machinery and equipment	Furniture and fixtures	Vehicles	Tools	Cables, cable laying and assets under loan for use	Work in progress	Materials	Telecommunications	Allowance for obsolescence of material	Total
	Ps.
Average useful life (years)	50 (1)	3	10	10	5	5	15-3	—	—	—	—
Cost or deemed cost	231,152,770	28,257,264	908,800,796	53,447,675	310,082,463	144,136,324	7,405,674,222	1,263,469,923	1,615,863,948	—	(22,701,624)	11,938,183,761
Accumulated depreciation	(83,811,114)	(24,880,764)	(526,488,315)	(37,706,811)	(155,420,743)	(111,929,013)	(2,547,754,599)	—	—	—	—	(3,487,991,359)
Net book value at January 1, 2016	147,341,656	3,376,500	382,312,481	15,740,864	154,661,720	32,207,311	4,857,919,623	1,263,469,923	1,615,863,948	—	(22,701,624)	8,450,192,402
Incorporation of acquired company balances (Notes 4 b) and 4 c))	175,870,566	5,598,634	99,729,461	5,113,227	433,402	455,495	11,326,515	34,179,740	23,850,975	319,661,603	—	676,219,618
Variation due to translation differences (Cost)	2,474,045	—	3,641,269	5,659,768	2,317,472	1,445,494	156,590,546	5,284,306	8,337,459	—	(374,401)	185,375,958
Additions	6,987,618	—	237,321,691	4,880,653	24,617,041	1,481,057	1,966,441,095	1,094,129,609	5,618,725,082	111,806,102	(13,459,121)	9,052,930,827
Decreases	(83,906)	(10,197,763)	(9,800,970)	(2,590,005)	(14,315,487)	(584,017)	(1,335,561,530)	(1,142,681)	(328,363,765)	(1,397,320)	—	(1,704,037,444)
Transfers	105,228,906	8,481,460	253,814,320	57,517	(14,661)	42,334,304	2,098,210,912	497,562,229	(3,062,541,988)	56,867,001	—	—
Accumulated depreciation of decreases	83,906	9,977,644	9,264,136	2,409,023	14,186,268	584,017	1,334,513,577	—	—	2,005,068	—	1,373,023,639
Incorporation of acquired company balances (accumulated depreciation)	(287,819)	—	(61,339)	(362,456)	(310,068)	(455,495)	(9,205,279)	—	—	—	—	(10,682,456)
Variation due to translation differences (Depreciation)	(1,528,289)	—	(3,304,297)	(4,818,084)	(2,196,837)	(990,769)	(112,855,868)	—	—	—	—	(125,694,144)
Depreciation	(17,636,228)	(8,321,730)	(234,261,647)	(5,027,511)	(47,005,072)	(33,053,186)	(1,926,485,348)	—	—	(247,583,895)	—	(2,519,374,617)
Subtotal	418,450,455	8,914,745	738,655,105	21,062,996	132,373,778	43,424,211	7,040,894,243	2,893,483,126	3,875,871,711	241,358,559	(36,535,146)	15,377,953,783
Total at December 31, 2016
Cost or deemed cost	521,629,999	32,139,595	1,493,506,567	66,568,835	323,120,230	189,268,657	10,302,681,760	2,893,483,126	3,875,871,711	486,937,386	(36,535,146)	20,148,672,720
Accumulated depreciation	(103,179,544)	(23,224,850)	(754,851,462)	(45,505,839)	(190,746,452)	(145,844,446)	(3,261,787,517)	—	—	(245,578,827)	—	(4,770,718,937)
Net book value at December 31, 2016	418,450,455	8,914,745	738,655,105	21,062,996	132,373,778	43,424,211	7,040,894,243	2,893,483,126	3,875,871,711	241,358,559	(36,535,146)	15,377,953,783

(1)             Land is not depreciated.

Cost or deemed cost and accumulated depreciation

	Buildings and lands	Improvements to leased buildings	Installation, machinery and equipment	Furniture and fixtures	Vehicles	Tools	Cables, cable laying and assets under loan for use	Work in progress	Materials	Allowance for obsolescence of material	Total
	Ps.
Average useful life (years)	50 (1)	3	10	10	5	5	15-3	—	—	—
Cost or deemed cost	235,298,771	26,884,955	736,859,232	54,334,262	208,352,654	111,659,331	5,910,227,690	646,270,825	964,956,185	(17,797,698)	8,877,046,207
Accumulated depreciation	(93,905,032)	(22,462,852)	(504,047,607)	(39,042,631)	(162,078,733)	(86,673,805)	(2,116,979,559)	—	—	255,842	(3,024,934,377)
Net book value at January 1, 2015	141,393,739	4,422,103	232,811,625	15,291,631	46,273,921	24,985,526	3,793,248,131	646,270,825	964,956,185	(17,541,856)	5,852,111,830
Variation due to translation differences (Cost)	(952,276)	—	(1,529,008)	(2,689,468)	(1,110,105)	(529,849)	(71,613,502)	(3,199,421)	(4,325,605)	178,871	(85,770,363)
Additions	844,980	536,664	153,514,268	3,527,219	143,827,675	1,841,558	1,330,432,007	416,444,282	2,286,060,198	(5,338,639)	4,331,690,212
Decreases	(14,723,913)	—	(78,608,483)	(2,080,535)	(40,987,761)	(404,971)	(878,842,497)	—	(169,389,977)	255,842	(1,184,782,295)
Transfers	10,685,208	835,645	98,564,787	356,197	—	31,570,255	1,115,470,524	203,954,237	(1,461,436,853)	—	—
Accumulated depreciation of decreases	14,717,920	—	78,601,000	2,011,632	40,986,712	188,051	878,470,923	—	—	(255,842)	1,014,720,396
Variation due to translation differences (Depreciation)	640,182	—	1,458,724	2,124,008	982,390	315,059	48,316,661	—	—	—	53,837,024
Depreciation	(5,264,184)	(2,417,912)	(102,500,432)	(2,799,820)	(35,311,112)	(25,758,318)	(1,357,562,624)	—	—	—	(1,531,614,402)
Subtotal	147,341,656	3,376,500	382,312,481	15,740,864	154,661,720	32,207,311	4,857,919,623	1,263,469,923	1,615,863,948	(22,701,624)	8,450,192,402
Total at December 31, 2015
Cost or deemed cost	231,152,770	28,257,264	908,800,796	53,447,675	310,082,463	144,136,324	7,405,674,222	1,263,469,923	1,615,863,948	(22,701,624)	11,938,183,761
Accumulated depreciation	(83,811,114)	(24,880,764)	(526,488,315)	(37,706,811)	(155,420,743)	(111,929,013)	(2,547,754,599)	—	—	—	(3,487,991,359)
Net book value at December 31, 2015	147,341,656	3,376,500	382,312,481	15,740,864	154,661,720	32,207,311	4,857,919,623	1,263,469,923	1,615,863,948	(22,701,624)	8,450,192,402

(1)             Land is not depreciated.

Cost or deemed cost and accumulated depreciation

	Buildings and lands	Improvements to leased buildings	Installation, machinery and equipment	Furniture and fixtures	Vehicles	Tools	Cables, cable laying and assets under loan for use	Work in progress	Materials	Allowance for obsolescence of material	Total
	Ps.
Average useful life (years)	50 (1)	3	10	10	5	5	15-3	—	—	—
Cost or deemed cost	230,330,617	25,919,436	584,777,402	48,252,540	189,951,299	85,086,054	4,755,979,052	478,130,199	754,893,583	(17,512,901)	7,135,807,281
Accumulated depreciation	(89,135,415)	(17,884,689)	(447,606,208)	(32,765,740)	(141,503,220)	(66,950,765)	(1,696,117,569)	—	—	255,842	(2,491,707,764)
Net book value at January 1, 2014	141,195,202	8,034,747	137,171,194	15,486,800	48,448,079	18,135,289	3,059,861,483	478,130,199	754,893,583	(17,257,059)	4,644,099,517
Variation due to translation differences (Cost)	233,335	—	2,405,403	4,232,916	1,723,776	687,676	105,173,876	4,906,122	4,904,016	(284,797)	123,982,323
Additions	1,336,591	90,079	72,195,099	1,879,500	17,202,954	976,593	973,712,509	197,755,506	1,390,743,543	—	2,655,892,374
Decreases	(1,089,402)	(527,264)	(228,813)	(106,030)	(525,375)	(63,216)	(745,967,649)	—	(290,128,022)	—	(1,038,635,771)
Transfers	4,487,630	1,402,704	77,710,141	75,336	—	24,972,224	821,329,902	(34,521,002)	(895,456,935)	—	—
Accumulated depreciation of decreases	477,742	527,264	228,813	106,030	416,245	63,216	745,802,705	—	—	—	747,622,015
Variation due to translation differences (Depreciation)	176,825	—	(2,284,634)	(3,243,560)	(1,513,668)	(422,730)	(76,433,067)	—	—	—	(83,720,834)
Depreciation	(5,424,184)	(5,105,427)	(54,385,578)	(3,139,361)	(19,478,090)	(19,363,526)	(1,090,231,628)	—	—	—	(1,197,127,794)
Subtotal	141,393,739	4,422,103	232,811,625	15,291,631	46,273,921	24,985,526	3,793,248,131	646,270,825	964,956,185	(17,541,856)	5,852,111,830
Total at December 31, 2014
Cost or deemed cost	235,298,771	26,884,955	736,859,232	54,334,262	208,352,654	111,659,331	5,910,227,690	646,270,825	964,956,185	(17,797,698)	8,877,046,207
Accumulated depreciation	(93,905,032)	(22,462,852)	(504,047,607)	(39,042,631)	(162,078,733)	(86,673,805)	(2,116,979,559)	—	—	255,842	(3,024,934,377)
Net book value at December 31, 2014	141,393,739	4,422,103	232,811,625	15,291,631	46,273,921	24,985,526	3,793,248,131	646,270,825	964,956,185	(17,541,856)	5,852,111,830

(1)             Land is not depreciated.

13.1. Impairment losses recognized in the year

During this year, the Company made a review of the recoverable amount of its property, plant and equipment regarding the obsolescence of materials. As result of such review, it was necessary to recognize an additional loss for impairment of Ps. 5,338,639.

13.2. Evolution of the allowance for obsolescence of material

Variations in the allowance for obsolescence of material were as follows:

	12.31.2016	12.31.2015	31.12.2014
	Ps.
Balance at beginning of year	22,701,624	17,541,856	17,257,059
Currency translation of foreign operations	374,401	(178,871)	284,797
Additions	13,459,121	5,338,639	—
Balance at year end	36,535,146	22,701,624	17,541,856

NOTE 14 - INTANGIBLE ASSETS

Cost or attributed cost, accumulated amortization

	Subscriber’s portfolio purchase	Trademarks	SRCE license (1)	Links to the public network	Radioelectric spectrum	Software	Other	Total
	Ps.
Average useful life (years)	7	50	3	3	Indefinite	5	—
Cost or deemed cost	7,057,073	22,438,834	—	—	—	152,707,371	44,265,817	226,469,095
Accumulated amortization	(3,528,537)	(7,058,732)	—	—	—	(105,923,029)	(43,839,684)	(160,349,982)
Net book value at January 1, 2016	3,528,536	15,380,102	—	—	—	46,784,342	426,133	66,119,113
Incorporation of acquired company balances (Notes 4 b) and 4 c))	—	—	39,287,081	3,997,512	1,860,549,580	—	—	1,903,834,173
Foreign exchange translation differences (Cost)	—	—	—	—	—	—	113,377	113,377
Additions	—	224,700	—	—	—	23,113,886	—	23,338,586
Decreases	(7,057,073)	—	—	—	—	—	—	(7,057,073)
Amortization	(477,881)	(491,656)	(31,429,664)	(3,198,009)	—	(33,056,777)	(154,789)	(68,808,776)
Amortization of decreases	4,006,418	—	—	—	—	—	—	4,006,418
Foreign exchange translation differences (Amortization)	—	—	—	—	—	—	(80,749)	(80,749)
Subtotal	—	15,113,146	7,857,417	799,503	1,860,549,580	36,,841,451	303,972	1,921,465,069
Total at December 31, 2016
Cost or deemed cost	—	22,663,534	39,287,081	3,997,512	1,860,549,580	175,821,257	44,379,194	2,146,698,158
Accumulated amortization	—	(7,550,388)	(31,429,664)	(3,198,009)	—	(138,979,806)	(44,075,222)	(225,233,089)
Net book value at December 31, 2016	—	15,113,146	7,857,417	799,503	1,860,549,580	36,841,451	303,972	1,921,465,069

(1)             Radio-Electric Trunking Services License.

Cost or attributed cost, accumulated amortization

	Subscriber’s portfolio purchase	Trademarks	Software	Other	Total
	Ps.
Average useful life (years)	7	50	5	—
Cost or deemed cost	—	22,438,834	153,269,906	44,036,705	219,745,445
Accumulated amortization	—	(6,610,768)	(75,567,798)	(43,642,151)	(125,820,717)
Net book value at January 1, 2015	—	15,828,066	77,702,108	394,554	93,924,728
Variation due to translation differences	—	—	—	(23,536)	(23,536)
Additions / (decreases)	7,053,073	—	(562,535)	287,420	6,777,958
Transfers	4,000	—	—	(4,000)	—
Amortization	(3,528,537)	(447,964)	(30,355,231)	(228,305)	(34,560,037)
Sub-total	3,528,536	15,380,102	46,784,342	426,133	66,119,113
Total at December 31, 2015
Cost or deemed cost	7,057,073	22,438,834	152,707,371	44,265,817	226,469,095
Accumulated amortization	(3,528,537)	(7,058,732)	(105,923,029)	(43,839,684)	(160,349,982)
Net book value at December 31, 2015	3,528,536	15,380,102	46,784,342	426,133	66,119,113

Cost or attributed cost, accumulated amortization

	Subscriber’s portfolio purchase	Work in progress	Trademarks	Software	Other	Total
	Ps.
Average useful life (years)	7	—	50	5	—
Cost or deemed cost	—	4,290,132	22,438,834	140,935,537	43,992,732	211,657,235
Accumulated amortization	—	—	(6,162,804)	(42,218,844)	(43,318,932)	(91,700,580)
Net book value at January 1, 2014	—	4,290,132	16,276,030	98,716,693	673,800	119,956,655
Variation due to translation differences (Cost)	—	—	—	—	16,185	16,185
Additions	—	137,660	—	7,906,577	—	8,044,237
Transfers	—	(4,427,792)	—	4,427,792	—	—
Amortization	—	—	(447,964)	(33,348,954)	(295,431)	(34,092,349)
Subtotal	—	—	15,828,066	77,702,108	394,554	93,924,728
Total at December 31, 2014
Cost or deemed cost	—	—	22,438,834	153,269,906	44,036,705	219,745,445
Accumulated amortization	—	—	(6,610,768)	(75,567,798)	(43,642,151)	(125,820,717)
Net book value at December 31, 2014	—	—	15,828,066	77,702,108	394,554	93,924,728

NOTE 15 — GOODWILL

	12.31.2016	12.31.2015	12.31.2014
Cost	Ps.
Prima	—	39,507,456	39,507,456
Telemas S.A.	346,853,785	274,311,009	309,060,138
Cablevisión Business	2,893,129,939	2,829,430,189	2,829,430,189
Nextel Business	801,741,922	—	—
Total	4,041,725,646	3,143,248,654	3,177,997,783

	12.31.2016	12.31.2015	12.31.2014
Cost - Evolution	Ps.
Balance at beginning of year	3,143,248,654	3,177,997,783	3,122,995,263
Increases	825,934,216	—	—
Change in currency translation of foreign operations	72,542,776	(34,749,129)	55,002,520
Balance at december 31	4,041,725,646	3,143,248,654	3,177,997,783

Allocation of goodwill to cash generating units

For the purpose of prove its impairment, goodwill was allocated to the following groups of cash generating units (“CGU”):

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Uruguay operation	362,432,604	289,889,828	324,638,957
Argentina operation	3,679,293,042	2,853,358,826	2,853,358,826
	4,041,725,646	3,143,248,654	3,177,997,783

The Company assesses the recoverability of goodwill considering each country where the Company has a subsidiary for which it records goodwill as a different group of CGU.

Cablevisión determined that the group of CGU with a significant goodwill amount, as compared to the total goodwill amount as of December 31, 2016, 2015 and 2014 was Argentina, which accounts for 91%, 91% and 90% of the total goodwill, respectively.

The recoverable amount of each group of CGU has been determined on the basis of its value in use, calculated based on operating cash flows estimated in the financial budgets approved by the Company’s Management, which cover the period of one year. Cash flows beyond such period are projected using a growth rate assessed based on statistical data and historical indicators of the country, which does not exceed the long term average growth of each business.

The discount rate used in each case for the calculation of the value in use allocated to each group of CGU considers the risk free rate, the premium for country risk and the specific risks of each business and each group of CGU’s own indebtedness structure. In particular, the discount rate applied to cash flow projections for the operation of Cablevisión Argentina is approximately 9% per annum.

Cablevisión’s main sources of revenues are subscribers. The main indicators are the evolution in subscription prices and subscribers. In order to determine key assumptions, Cablevisión uses external sources of information and Management’s opinions based on past experience.

NOTE 16 - INVESTMENTS

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Non-Current
Other placements (See Note 33)	1,133,469,884	697,057,242	585,321,308
	1,133,469,884	697,057,242	585,321,308

Current
Mutual funds	1,517,011,570	734,764,736	657,527,808
Notes and bonds	349,999,610	156,069,384	379,189,263
Fixed-term deposit	37,585,831	20,289,303	14,677,829
Other placements	97,598,992	—	—
	2,002,196,003	911,123,423	1,051,394,900

Movements of fixed-term deposits and other placements were as follows:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Balance at beginning of year	717,346,545	599,999,137	373,727,773
Incorporation of acquired company balances	35,889,072	—	—
Increases	730,115,834	228,912,326	192,687,808
Currency translation of foreign operations	151,205,334	167,668,409	83,621,175
Decreases	(365,902,078)	(279,233,327)	(50,037,619)
Balance at year end	1,268,654,707	717,346,545	599,999,137

NOTE 17 - INVESTMENTS IN ASSOCIATES

Companies	Main activity	Country	% participation in capital and votes	Valuation at 12.31.2016	Valuation at 12.31.2015	Valuation at 12.31.2014
La Capital Cable S.A.	Closed circuit television	Argentina	49.00	25,548,618	20,523,128	14,954,214
Tres Arroyos Televisora Color S.A. (3)	Cable TV station	Argentina	—	—	1,835,217	1,503,432
Ver T.V. S.A. (1)	Cable TV station	Argentina	49.00	178,565,500	102,895,887	62,124,867
Teledifusora San Miguel Arcángel S.A. (1)	Cable TV station	Argentina	49.10	62,364,745	31,760,343	20,778,579
Televisora Privada del Oeste S.A.	Closed circuit television	Argentina	47.00	5,592,798	5,592,798	5,592,798
AVC Continente Audiovisual S.A.	Closed circuit television	Argentina	40.00	4,377,061	2,648,384	1,449,070
Nextel (2)	Telecomunications service	Argentina	—	—	1,201,022,798	—
Other investements valued at equity method				89,490	53,600	47,456
Goodwill				—	3,872,303	3,872,303
				276,538,212	1,370,204,458	110,322,719

(1) Data on the issuer arising from financial information.

(2) From the first quarter of 2016, the company has proceeded to consolidate the investment in Nextel (See note 4.b)).

(3) From the second quarter of 2016, the company has proceeded to consolidate patrimonially the investment in Tres Arroyos Televisora Color S.A. (See note 4.d) to the individual financial statement).

The evolution of investments in associates are summarized below:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Balance at beginning of year	1,370,204,458	110,322,719	96,917,911
Equity in earnings from associates	131,378,676	504,747,128	57,731,847
Additions / (decreases) of investments (1) and (2)	(1,206,917,567)	799,237,998	—
Dividend distributions	(18,127,355)	(44,103,387)	(44,327,039)
Balance at year end	276,538,212	1,370,204,458	110,322,719

(1) From the first quarter of 2016, the company has proceeded to consolidate the investment in Nextel (See note 4.b)).

(2) From the second quarter of 2016, the company has proceeded to consolidate patrimonially the investment in Tres Arroyos Televisora Color S.A. (See note 4.d) to the individual financial statement).

Certain supplementary information required by IFRS about investments in associates is detailed below.

	12.31.2016	12.31.2015
	Ps.
Dividends received	18,127,355	44,103,387
Summarized financial information:
Non-current assets	597,672,025	1,222,984,219
Current assets	299,812,106	3,002,923,446
Non-current liabilities	(11,358,475)	(111,454,055)
Current liabilities	(319,750,077)	(1,312,837,166)
Sales	1,334,031,084	1,897,960,311
Income from continuing operations	271,105,322	387,056,535
Total comprehensive income	271,105,322	387,056,535

NOTE 18 - OTHER RECEIVABLES

	12.31.2016	12.31.2015
	Ps.
Non-Current
National tax credits	32,309,167	4,180,605
Provincial tax credits	728,896	—
Advances to suppliers	172,246,617	109,643,206
Prepaid expenses	74,529,539	38,080,166
Call option — Nextel ((Notes 4.b) and (28.4.3)	—	1,103,673,966
Other debtors	3,984,313	14,139,007
Other	6,234,554	1,569,321
	290,033,086	1,271,286,271

	12.31.2016	12.31.2015
	Ps.
Current
National tax credits	144,694,597	45,804,889
Provincial tax credits	7,077,933	3,386,929
Municipal tax credits	127,848	—
Prepaid expenses	248,415,775	152,501,150
Judicial deposits	27,714,675	8,180,553
Related parties (Note 33)	19,788,905	19,006,734
Advances to suppliers	61,425,818	85,589,912
Financial instruments	—	11,628,000
Other debtors	22,127,457	30,587,812
Advances to employees	5,993,864	5,458,718
Escrow sellers financing	20,481,681	—
Other	75,075,502	128,575,077
	632,924,055	490,719,774

The evolution of the allowance for other doubtful receivables is as follows:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Balance at beginning of year	—	—	429,031
Decreases	—	—	(429,031)
Balance at year end	—	—	—

NOTE 19 — INVENTORIES

	12.31.2016	12.31.2015
	Ps.
Resale goods	9,672,286	3,669,046
Computer equipment held by third parties	2,823,190	1,252,928
Radio equipment and accessories	204,261,033	—
Parts	50,301,634	—
Allowance for impairment of inventories	(409,536)	(68,019)
	266,648,607	4,853,955

NOTE 20 - TRADE RECEIVABLES

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Non-Current
Ordinary	—	—	88,892,564
	—	—	88,892,564
Current
Ordinary	1,969,684,888	1,406,044,189	1,066,163,367
Related parties (Note 33)	50,074,090	50,998,117	53,302,485
Other	756,100	2,543,084	1,857,545
Allowance for bad debts	(346,960,306)	(195,726,226)	(119,651,413)
	1,673,554,772	1,263,859,164	1,001,671,984

The above described trade receivables are classified as financial assets measured at amortized cost. All amounts are classified as current and non current assets, respectively.

Changes in the allowance for doubtful recoverability were:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Balance at beginning of year	195,726,226	119,651,413	92,641,610
Incorporation of acquired company balances	90,664,576	—	—
Increases	375,894,434	260,111,103	160,716,050
Decreases (1)	(315,324,930)	(184,036,290)	(133,706,247)
Balance at year end	346,960,306	195,726,226	119,651,413

(1)         It includes currency conversion for business conducted abroad

NOTE 21 - CASH AND BANKS

	12.31.2016	12.31.2015
	Ps.
Cash in local currency	3,928,966	1,314,312
Cash in foreign currency	319,184	12,422,400
Banks in local currency	471,312,019	340,247,475
Banks in foreign currency	750,670,070	1,401,718,103
To be deposited	20,422,785	10,158,371
	1,246,653,024	1,765,860,661

NOTE 22 - SHARE CAPITAL

	12.31.2016	12.31.2015
	Ps.
Share capital	1,200,000,000	197,397,110
Treasury shares	—	207,157
Additional paid - in capital	—	134,234,500
Merger premium	—	2,894,151
	1,200,000,000	334,732,918

The issued share capital consists of:

	12.31.2016	12.31.2015
	Ps.
Fully paid-in common shares	120,000	197,604,267
	120,000	197,604,267

The following table shows the Company’s shareholders as of December 31 2015 and 2014. The principal shareholders of the Company do not have different or preferred voting rights with respect to the shares owned by them.

Shareholders	Number of Shares	% of Share Capital

Southtel Holdings S.A. (1)	56,609,313	28,7
VLG Argentina, LLC (2)	101,252,687	51,2
Fintech Media LLC (2)	28,304,317	14,3
Vistone S.A. (2)	3,277,197	1,7
CV B Holding S.A. (2)	7,883,139	4,0
Other (2)	70,457	—
Treasury Shares — Section 220, paragraph 3) of the General Business Companies Law	207,157	0,1
Total	197,604,267	100,0

(1) Class A Shares.

(2) Class B Shares.

At the Extraordinary Shareholders’ Meeting held on January 12, 2016, the shareholders of the Company decided, among other things, i) to cancel 207,157 Class B common book-entry treasury shares with a nominal value of Ps. 1 representing 0.1% of the capital stock and votes of the Company; and, consequently, to reduce the capital stock by Ps. 207,157, (ii) to ratify the amendment of Section 4 of the Bylaws approved by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2014, which, among other things, had amended the nominal value of shares from Ps. 1 to Ps. 10,000 and (iii) delegate on the Board of Directors the power to determine and establish the time, form and conditions of the shares representing the new capital stock to be issued, as well as the payment in cash of the fractions, if any.

In light of the above, on June 29, 2016, the Board of Directors completed the implementation of the payment in cash of the fractions and the change in the nominal value and, therefore, the Company’s capital stock now amounts to Ps. 197,300,000 represented by 19,730 shares, of which i) 15,785 are Class A book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share, and ii) 3,945 are Class B book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share. At the same meeting of the Board of Directors, new shares were issued.

Subsequently, at the Extraordinary Shareholders’ Meeting held on June 30, 2016, the shareholders decided to capitalize in full the following accounts, (i) the Paid-in Capital for Ps. 134,234,500, ii) the merger surplus for Ps. 2,894,151; iii) the partial capitalization of the “Optional Reserve to Maintain the Company’s Level of Capital Expenditures and its Current Solvency Level” for Ps. 865,571,349, thus increasing the capital stock from Ps. 197,300,000 to Ps. 1,200,000,000 through the issuance of 100,270 new common book-entry shares with nominal value of Ps. 10,000 and entitled to one vote per share, of which 80,221 will be Class A common book-entry shares and 20,049 will be Class B common book-entry shares.

On May 2, 2017 the Company received a communication sent by Grupo Clarín S.A. and Cablevisión Holding S.A. whereby the two companies informed the Company that, pursuant to the spin-off and incorporation process initiated by Grupo Clarín S.A., with effective as from May 1, 2017, Grupo Clarín S.A.’s participation in the Company was allocated to Cablevisión Holding S.A. (the “Spin-off and Incorporation”). As a result, the Company’s Board of Directors proceeded to take account of the Spin-off and Incorporation and decided the issuance of the shares, whereby Cablevisión Holding S.A. became the holder of 34,425 Class A shares and 6,782 Class B shares.

The following table shows the Company’s shareholders as of the date of issuance of these consolidated financial statements. The principal shareholders of the Company do not have different or preferred voting rights with respect to the shares owned by them.

Shareholders	Number of Shares	% of Share Capital

Southtel Holdings S.A. (1)	34,425	28.7
VLG Argentina, LLC (1) (3)	61,581	51.3
Fintech Media LLC (2)	17,212	14.3
Vistone S.A. (2)	1,989	1.7
CV B Holding S.A. (2)	4,793	4.0
Total	120,000	100.0

(1) Class A Shares.

(2) Class B Shares.

(3) Cablevisión Holding S.A holds a 50% equity interest in VLG Argetina LLC.

NOTE 23 - RESERVES, ACCUMULATED RESULTS AND DIVIDENDS

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Balance at January 1
Legal Reserve and other reserves	5,622,195,813	4,597,918,607	3,964,699,729
Accumulated results	2,473,366,772	1,287,185,928	710,576,297
Total balance at the beginning of the year	8,095,562,585	5,885,104,535	4,675,276,026
Net income attributable to equity holders of the Company	4,045,337,263	2,473,366,772	1,287,185,928
Net increase in other reserves	305,194,768	173,091,278	316,642,581
Distribution of dividends	(1,499,000,000)	(436,000,000)	(394,000,000)
Capitalization of the optional reserve	(865,571,349)	—	—
Balance at December 31	10,081,523,267	8,095,562,585	5,885,104,535

1. Cablevisión.

On April 23, 2015, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2014, of Ps. 1,287,185,928, according to the following detail: (i) Ps. 436,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or dollars within thirty days of the Shareholders’ Meeting, delegating on the board the time and form of payment, (ii) Ps. 851,185,928 to the Optional Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements the Company has paid Ps. 435,844,379 of its distributed dividends.

On April 20, 2016, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2015, of Ps. 2,473,366,772 according to the following detail: (i) Ps. 750,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or dollars within thirty days of the Shareholders’ Meeting, delegating on the board the time and form of payment, (ii) Ps. 1,723,366,772 to the Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements the Company has paid Ps. 749,791,048 of its distributed dividends.

On June 30, 2016, at an Extraordinary Shareholders’ Meeting, the shareholders decided, i) to distribute cash dividends for Ps. 749,000,000; ii) the capitalization of the Optional Reserve to maintain the Company’s level of capital expenditures and its current solvency level in the amount of Ps. 865,571,349 and ii) the capitalization of the accounts Additional Paid-in Capital and Merger Surplus in the amount of Ps. 134,234,500 and Ps. 2,894,151, respectively.

As of the date of issuance of these financial statements all dividends had been paid.

On March 30, 2017, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2016, of Ps. 4,045,337,263, according to the following detail: (i) Ps. 1,600,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or U.S. dollars in two installments, the first of which to be paid within thirty days of the Shareholders’ Meeting and the second to be paid on December 31, 2017 or earlier date to be determined by the boar, delegating on the board the time and form of payment, (ii) Ps. 200,479,147 to the increase in the Legal Reserve, and (iii) Ps. 2,244,858,116 to the Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements the Company has paid Ps. 800,000,000 of its distributed dividends.

2. Subsidiaries

On December 22, 2016, Adesol S.A. entered into a call option agreement (the “Call Option Agreement”) with the majority shareholder of the special purpose entities (see Note 2.4.1), whereby, Adesol has the right to exercise, until December 31, 2021, the irrevocable call option on the shares of those companies (the “Call Option”). If it exercises the Call Option, the purchase price has been preliminarily established in the amount of Ps. 127,600,002, subject to an eventual adjustment in case certain circumstances provided under the Call Option Agreement occur.

In addition to the execution of the Call Option Agreement, Adesol S.A. paid to the grantor an option premium under the Call Option in the amount of Ps. 44,660,000. If Adesol S.A. does not exercise the Call Option, the seller shall irrevocably retain the amount paid by Adesol S.A., and the agreement will be terminated.

If it exercises the Call Option, the assignment, sale and transfer of the shares in favor of Adesol S.A. shall be subject, as condition precedent, to the approval by the Communication Services Regulatory Agency of the Republic of Uruguay.

At December 31, 2016, the call option was not excercised by the Company.

During the month of February 2017, the subsidiary Ver T.V. S.A. voted dividends for Ps. 77.1 million of which Ps. 37.8 million correspond to the Company according to its pro rata participation. As of the date of these financial statements, the aforementioned dividends were paid.

NOTE 24 - NON-CONTROLLING INTERESTS

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Balance at the beginning of the year	295,977,472	286,437,581	212,804,480
Participation in Company’s in earnings for the year	61,717,487	39,486,769	37,576,839
Variation due to translation differences	72,767,088	(26,522,279)	38,710,068
Distribution of dividends to non-controlling interests	(4,408,887)	(3,424,599)	(2,495,408)
Decrease in non-controlling interest	—	—	(158,398)
Balance at year end	426,053,160	295,977,472	286,437,581

Non-controlling interests in income are detailed below:

Company name	Address	Country	Non- controlling interests in capital and votes	Earnings of the year attributable to non- controlling interests at 12.31.2016	Earnings of the year attributable to non- controlling interests at 12.31.2015	Earnings of the year attributable to non- controlling interests at 12.31.2014

Audomar S.A.	Ituzaingo 1169 - Paysandú	Uruguay	100%	4,437,088	2,584,321	3,987,012
Bersabel S.A.	Av. Italia 4070 - Montevideo	Uruguay	100%	33,576,640	20,425,689	18,356,155
Dolfycor S.A.	Pte. Berreta 663 - Artigas	Uruguay	100%	1,302,031	647,313	893,698
Reiford S.A.	Treinta y tres 318 - Tacuarembo	Uruguay	100%	333,719	47,348	130,080
Space Energy Tech S.A.	Ituzaingo 946 - Rivera	Uruguay	100%	4,611,072	2,978,673	4,185,302
Tracel S.A.	18 de Julio 587 — Paso de los Toros	Uruguay	100%	1,811,026	1,376,968	1,769,250
Visión Satelital S.A.	Av. Italia 4070 - Montevideo	Uruguay	100%	8,492,978	6,527,693	4,816,097
CV Berazategui S.A.	Gral. Hornos 690 — CABA	Argentina	30%	7,152,933	4,898,764	3,424,600
Airevisión Internacional S.A. (1)	Av. Valparaíso 2938 — Córdoba	Argentina	40%	—	—	14,645
				61,717,487	39,486,769	37,576,839

(1) Company dissolved dated October 20, 2015.

The following amounts are included in the financial statements of the Company corresponds to the non-controlling interest:

	12.31.2016	12.31.2015
	Ps.
Non-current assets	420,719,184	307,013,422
Current assets	136,365,750	86,332,351
Non-current liabilities	355,982	150,173
Current liabilities	110,565,781	83,510,886

Revenues	938,871,410	806,550,587
Cash and cash equivalents	31,199,673	4,853,408
Dividends paid	4,408,887	3,424,599

NOTE 25 - BANK AND FINANCIAL DEBT

The evolution of loans and financing between January 1, 2016 and December 31, 2016 and for the same year of the preceding year is shown below:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Balance as of January 1	6,621,169,498	4,106,971,963	3,555,208,643

New loans and financing (1)	7,857,254,508	1,271,321,743	656,643,839
Interest	680,050,752	586,630,317	412,906,623
Permanence fees	5,448,376	5,518,817	6,116,721
Effects of exchange rate variation	1,724,669,176	2,075,799,997	1,042,356,771
Effect of the decrease in the financial debt that was eliminated in consolidation	(7,966,202)	—	—
Payment of interests	(856,872,761)	(571,074,133)	(442,158,957)
Payment of principal and inssuance expenses	(6,505,539,363)	(869,995,614)	(1,142,809,892)
Measurement of financial debt at present value	40,330,615	15,996,408	18,708,215
Balance as of December 31	9,558,544,599	6,621,169,498	4,106,971,963

(1)  Mainly loans to pay debt with upcoming maturity and to purchase capital assets and inventories.

The following is a breakdown of the Company’s loans and indebtedness:

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Non-current
Cablevisión Notes - principal	7,945,000,000	3,321,722,710	1,881,220,000
Multicanal Notes - principal	—	—	686,859,074
Measurement of financial debt at present value	(80,071,908)	(38,535,875)	(54,973,243)
For purchase of equipment - principal	714,525,657	583,000,011	305,666,100
	8,579,453,749	3,866,186,846	2,818,771,931

Current
Debt with related companies - principal (1) (2) (3) (Note 33)	8,400,000	21,031,267	14,087,889
For purchase of equipment - principal	791,484,224	386,967,757	165,872,111
Accrued interest	41,355,021	194,384,944	122,068,466
Cablevisión Notes - principal	—	614,039,099	752,488,000
Multicanal Notes - principal	—	1,047,438,000	—
Measurement of financial debt at present value	32,134,985	5,832,827	18,503,021
Current account overdraft	—	15,288,758	15,180,545
Bank loans - principal	105,716,620	470,000,000	200,000,000
	979,090,850	2,754,982,652	1,288,200,032

(1)  At December 31, 2016 for a principal amount of Ps. 8,400,000 an average rate of 25.00% is applied.

(2)  At December 31, 2015 for a principal amount of Ps. 21,031,267 an average rate of 20.75% is applied.

(3)  At December 31, 2014 for a principal amount of Ps. 14,087,889 an average rate of 18.88% is applied.

The breakdown of maturities of bank and financial debt is as follows:

At December 31, 2016	1 year or less	1-2 years	2-3 years	3-4 years	4 - 5 years	Total
	Ps.
Bank loans	105,716,620	—	—	—	—	105,716,620
Notes - principal	—	—	—	—	7,945,000,000	7,945,000,000
For purchase of equipment	791,484,224	550,401,757	158,373,693	5,441,791	308,416	1,506,009,881
Accrued interest	41,355,021	—	—	—	—	41,355,021
Debt with related companies	8,400,000	—	—	—	—	8,400,000
Measurement of financial debt at present value	32,134,985	(35,466,500)	(29,587,146)	(10,722,813)	(4,295,449)	(47,936,923)
	979,090,850	514,935,257	128,786,547	(5,281,022)	7,941,012,967	9,558,544,599

At December 31, 2015	1 year or less	1-2 years	2-3 years	3-4 years	4 - 5 years	Total
	Ps.
Bank loans	470,000,000	—	—	—	—	470,000,000
Notes - principal	1,661,477,099	2,214,477,931	1,107,244,779	—	—	4,983,199,809
For purchase of equipment	386,967,757	406,550,467	172,740,201	3,709,343	—	969,967,768
Accrued interest	194,384,944	—	—	—	—	194,384,944
Debt with related companies	21,031,267	—	—	—	—	21,031,267
Measurement of financial debt at present value	5,832,827	(15,482,382)	(23,053,493)	—	—	(32,703,048)
Current account overdraft	15,288,758	—	—	—	—	15,288,758
	2,754,982,652	2,605,546,016	1,256,931,487	3,709,343	—	6,621,169,498

The most significant bank and financial debt are as follows:

Date of issuance	Borrower	Original amount		Balance 12.31.2016	Balance 12.31.2015		Final maturity	Interest rate
		In millions of U.S. dollars
December 2003	Multicanal	80.3		—	80.3		July 2016	3.5% a 4.5% (5)
February 2011	Cablevisión (1)	88.2		—	4.52		February 2018	8.75% (5)
February 2011	Cablevisión (1)	71.3		—	2.75		February 2018	9.375% (5)
February 2011	Cablevisión (1)	223.3		—	8.62		February 2018	9.625% (5)
February 2011	Cablevisión (2)	17.2		—	0.67		February 2018	9.375% (5)
January 2015	Cablevisión (3)	80.9	(4)	—	32.2	(4)	August 2016	Adjusted Badlar + 4.85%
February 2015	Cablevisión (3)	286.3		—	286.3		February 2018	9.375% (5)
June 2016	Cablevisión (6)	500.0		500.0	—		June 2021	6.50% (5)

(1)  Use of proceeds: Note refinancing.

(2)  Use of proceeds: Acquisition of non financial assets and import financing.

(3)  Destination: Prepayment of loans and financing working capital and capital investments.

(4)  Corresponds to loan in pesos converted to US exchange rate of January 31, 2015 and December 2015, respectively.

(5)  Fixed rate.

(6)  Use of funds: i) the redemption from the aggregate amount of outstanding principal refinancing under the Series V Notes, unpaid interest, plus an applicable surplus of 2%; ii) the redemption of the aggregate amount of the outstanding principal under each of the Series I, II, III and IV Notes, plus unpaid interest; iii) the prepayment in full of the Syndicated Loan and the investment in fixed assets and other capital expenditures.

On February 9, 2015, pursuant to the powers delegated on the Board of Directors of Cablevisión by the shareholders at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 28, 2014, the Board of Directors of Cablevisión approved the issuance of Class V notes for a nominal value of USD 286,377,785.96 (the “Class V Notes”), at a fixed annual nominal rate of 9.375%, payable semiannually as from August 2016, with final maturity in February 2018. Such Notes were used in the refinancing of a portion of the debt represented by the outstanding Notes, which were refinanced pursuant to the Trust Agreement executed between Cablevisión, as issuer, and Deutsche Bank Trust Company Americas as trustee, co-registrar and paying agent. As of the date of these financial statements, the Company proceeded to the full settlement of principal and interests on the notes class V.

On April 20, 2016, at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of the Company, its shareholders approved, among other matters: i) the extension of the authorization of the Program, which had been granted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting on April 28, 2014, increasing the maximum amount of the outstanding notes that may be issued under this Program from a nominal value outstanding at any time of USD 500,000,000 (or its equivalent in other currencies) to USD 1,000,000,000 (or its equivalent in other currencies). At the Shareholders’ Meeting, the shareholders renewed the delegation on the Board of Directors of the broadest powers in connection with the Program. The Board of Directors may subdelegate all or some powers interchangeably to one or more directors or managers of the Company; and ii) the extension of the authorization of the (Valores Representativos de Deuda de Corto Plazo, “VCPs”, for its Spanish acronym) program under the terms that had been originally approved. At the Shareholders’ Meeting, the shareholders renewed the delegation on the Board of Directors of the broadest powers in connection with the Program. The Board of Directors may subdelegate all or some powers interchangeably to one or more directors or managers of the Company.

On June 1, 2016, pursuant to its delegated powers, the Board of Directors of Cablevisión authorized the issuance of Class A Notes for a nominal value of USD 500,000,000 (the “Class A Notes”), at a fixed annual nominal interest rate of 6.50%, payable semi-annually as from June 2016, with final maturity in June 2021. Proceeds will be used for:

(i)           The redemption of the aggregate amount of outstanding principal under the Class V Notes for USD 286,377,785.96, unpaid interest, plus an applicable surplus of 2%;

(ii)          The redemption of the aggregate amount of the outstanding principal under each of the Series I, II, III and IV Notes for USD 12,355,552.00 plus unpaid interest;

(iii)        The payment of the aggregate principal amount under the 10-year Notes for USD 80,325,000.00 on its maturity date, July 20, 2016;

(iv)         The prepayment in full of the Syndicated Loan (as defined below);

(v)          Investment in fixed assets and other capital expenditures with the balance of the net proceeds (approximately USD 89,100,000).

In connection with the issue of Notes, the Company has undertaken certain covenants, including: (i) limitation on the issuance of guarantees by the Company and its subsidiaries, (ii) consolidations, mergers and sales of assets under certain conditions, (iii) limitation on indebtedness above certain approved ratios, (iv) restriction on certain payments and on transactions with shareholders and affiliates under certain conditions, (v) limitation on the issuance and sale of shares of significant subsidiaries with certain exceptions, among others, and (vi) limitation on the distribution of dividends to an amount not to exceed USD 50.0 million for fiscal 2016 and USD 15 million for subsequent years, or up to 50% of the consolidated result of each fiscal year, among others.

During the years covered by these consolidated financial statements, the Company has complied with the assumed commitments.

As described above, on June 16, 2016, the Company redeemed all outstanding principal under the Class V Notes for USD 286,377,785.96, which accrued interest at a fixed annual rate of 9.375%, with maturity on February 11, 2018, at a redemption price equal to 100% of the outstanding principal and unpaid interest plus an applicable surplus of 2%; and the aggregate amount of the outstanding principal under each of the Series I, II, III and IV Notes for USD 12,355,552.00 which accrued interest at an annual rate of 8.75%, 9.375%, 9.625% and 9.375%, respectively, with maturity on February 11, 2018, at a redemption price equal to 100% of the outstanding principal and accrued and unpaid interest without surplus, in compliance with the use of proceeds established in the pricing supplement of the “Class A Notes”.

On July 19, 2016, the Company repaid in full the outstanding principal under the 10-year Notes for USD 80,325,000.00, which accrued interest at a fixed annual rate of 4.50%, in compliance with the use of proceeds established in the pricing supplement of the “Class A Notes”.

On January 30, 2015, the Company entered into a syndicated loan agreement with the Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”), Banco Itaú Argentina S.A. (“Itaú”), Banco de la Ciudad de Buenos Aires (“Banco Ciudad”), Banco Santander Río S.A. (“Santander”) and Banco Macro S.A. (“Macro”) for Ps. 700 million, at a variable interest rate of adjusted BADLAR + 4.85%, with final maturity in July 2016, for the purpose of making a prepayment of principal and interest owed to ICBC, Itaú and Banco Ciudad under the syndicated loan agreement executed on January 31, 2014, and in order to finance working capital and capital investments. In June 2016, this loan was prepaid in compliance with the use of proceeds established in the pricing supplement of the “Class A Notes”.

On January 13, 2015, the Company executed a financial loan agreement with Nuevo Banco de Santa Fe S.A. for Ps. 30 million at an annual fixed nominal interest rate of 29% with final maturity in July 2015, for the purpose of increasing its working capital to finance the development of its core business. As of December 31, 2015 this loan had been paid.

On July 16, 2015, the Company executed a financial loan agreement with Nuevo Banco de Santa Fe S.A. for Ps. 50 million at an annual fixed nominal interest rate of 28% with final maturity in January 2016, for the purpose of increasing its working capital to finance the development of its core business. In January 2016, this loan was fully repaid.

On January 18, 2016, the Company executed a financial loan agreement with Nuevo Banco de Santa Fe S.A. for Ps. 50 million at an annual fixed nominal interest rate of 34% with final maturity in April 2016, for the purpose of increasing its working capital to finance the development of its core business. In April 2016, this loan was fully repaid.

On April 19, 2016, the Company executed a financial loan agreement with Nuevo Banco de Santa Fe S.A. for Ps. 50 million at an annual fixed nominal interest rate of 34.25% with final maturity in July 2016, for the purpose of increasing its working capital to finance the development of its core business. In July 2016, this loan was fully repaid.

On July 19, 2016, the Company executed a financial loan agreement with Nuevo Banco de Santa Fe S.A. for Ps. 50 million at an annual fixed nominal interest rate of 30.50% with final maturity in October 2016, for the purpose of increasing its working capital to finance the development of its core business. In October 2016 this loan was fully repaid.

On October 18, 2016, the Company executed a financial loan agreement with Nuevo Banco de Santa Fe S.A. for Ps. 50 million at an annual fixed nominal interest rate of 27.50% with final maturity in January 2017, for the purpose of increasing its working capital to finance the development of its core business. In January 2017 this loan was fully repaid.

On January 19, 2017, the Company executed a financial loan agreement with Nuevo Banco de Santa Fe S.A. for Ps. 50 million at an annual fixed nominal interest rate of 27.50% with final maturity in April 2017, for the purpose of increasing its working capital to finance the development of its core business.

On September 20, 2016, Nextel executed a financial loan agreement with Banco Itaú Argentina S.A. for USD 3.5 million at an annual fixed nominal interest rate of 5% with final maturity in September 2017, for the purpose of increasing its working capital to finance the development of its core business.

On January 16, 2017, the Company executed a loan agreement with Banco ICBC for USD 5.2 million payable in 60 monthly installments at an annual fixed nominal interest rate of 6% with final maturity in January 2022 for the purpose of financing imports under its investment plan.

On February 6, 2017, the Company executed a loan agreement with Banco ITAU BBA INTERNATIONAL PLC for USD 5.3 million payable in 36 monthly installments at an annual fixed nominal interest rate of 5% with final maturity in February 2020 for the purpose of financing imports under its investment plan.

NOTE 26 — ALLOWANCES

	For doubtful trade receivables	For impairment of inventories	For doubtful deferred tax assets	For obsolescence of material

Deducted from assets
Balance at January 1, 2016	195,726,226	68,019	543,727	22,701,624
Incorporation of acquired company balances	90,664,576	—	—	—
Increases	(1) 375,894,434	409,536	5,964,288	13,833,522
Decreases	(2) (315,324,930)	(68,019)	(349,895)	—
Balance at December 31, 2016	346,960,306	409,536	6,158,120	36,535,146

(1) Included under “Bad debts” in Note 8.

(2) Includes the currency translation of foreign operations.

	For lawsuits and contingencies	Accrual for Asset retirement
Included in liabilities
Balance at at January 1, 2016	271,389,526	10,514,287
Incorporation of acquired company balances	285,803,602	100,557,703
Increases / reclasification	(1) 253,286,311	119,221,644
Decreases	(2) (83,679,932)	(2,056,338)
Balance at December 31, 2016	726,799,507	228,237,296

(1)  Comprised of Ps. 120,896,835 charged to “Lawsuits and Contingencies” under Note 8 and Ps. 132,389,476 of interest charged to “Other financial income and expenses, net”.

(2)  Corresponds to payments and allocations made during the year.

NOTE 27 - OPERATING LEASE AGREEMENTS

27.1. The Company as lessee

27.1.1. Lease agreements

Operating leases include the lease of business premises, warehouses, network use and machinery, the terms of which range between 1 and 18 years. All operating lease agreements for more than 5 years contain clauses that provide for market reviews every 5 years. The Company does not have the option to purchase the land leased upon expiration of lease terms.

27.1.2. Operating lease commitments that may not be terminated

The amounts shown on the table are expressed in millions of pesos:

	12.31.2016	12.31.2015
1 year	430	218
Between 1 and 5 years	455	359
More than 5 years	26	30
	911	607

27.2. The Company as lessor

27.2.1. Lease agreements

The Company leases, to telecommunication operators, its infrastructure available in lands or terraces for the installation of equipment owned by those operators, required for rendering the services for which they have an authorization.

27.2.2. Operating lease commitments that may not be terminated

The amounts shown on the table are expressed in millions of pesos:

	12.31.2016	12.31.2015
1 year	24	—
Between 1 and 5 years	46	—
	70	—

NOTE 28 - REGULATORY FRAMEWORK

28.1. Legal Status of Audiovisual Communication Services

The Company is the holder of licenses for the exploitation of subscription television services that were originally awarded under the regime established by Law No. 22285. The COMFER was the enforcement authority established by that law. Under Law No. 22285, subscription television companies in Argentina required a non-exclusive license from the COMFER in order to operate. Other approvals were also required, including, for some services, authorization by municipal agencies.

The Audiovisual communication services Law (Law No. 26522, LSCA, for its Spanish acronym) was passed and enacted on October 10, 2009, subject to strong concerns over its content and enactment procedure. Even though the new Law became effective on October 19, 2009, not all of the implementing regulations provided by the law have been issued. Therefore, Law No. 22285 still applies with respect to those matters that to date have not been regulated, until all terms and procedures for the regulation of the new law are defined.

The law provided for the replacement of the COMFER with the Audiovisual Communication Services Law Federal Enforcement Authority (“AFSCA”, for its Spanish acronym) as a decentralized and autarchic agency under the jurisdiction of the National Executive Branch, and vests the new agency with authority to enforce the law.

Emergency Decree No. 267/15 (the “Emergency Decree”), issued on December 29, 2015 created the ENACOM as a decentralized and autarchic agency under the jurisdiction of the Ministry of Communications. Among other powers, ENACOM has all the same powers and competences that Law No. 26522 vested in AFSCA (See Note 28.3).

28.2. Telecommunication services

The regulatory framework of the Argentine telecommunications sector is undergoing a process of change. In December 2014, the Argentine Congress passed Law No. 27078, known as the “Digital Argentina Act”, which partially repealed National Telecommunications Law No. 19798. The new law subjects the effectiveness of Decree No. 764/00, which deregulated the telecommunications market, to the enactment of four new sets of rules that will govern the License, Interconnection, Universal Service and Radio-electric Spectrum regimes.

The new law maintains the single country-wide license scheme and the individual registration of the services to be rendered, but replaces the name telecommunication services with Information and Communications Technology Services (“TIC Services”, for their Spanish acronym). Notwithstanding this, the scope of the licenses originally granted to Cablevisión, its merged companies and/or subsidiaries and related companies that exploit telecommunication licenses and their respective registrations of services, remain unaltered.

The license is called “Licencia Única Argentina Digital” and allows licensees to render any telecommunication services to the public, be they fixed or mobile, wired or wireless, national or international, with or without the licensee’s own infrastructure.

The TIC Services registered with the SECOM under the name of Cablevisión, its merged companies and/or subsidiaries and related companies that exploit telecommunication licenses are the following: Data Transmission, Paging, Videoconference, Community Retransmission, Transport of Broadcast Signals, Value-Added, Radio-Electric Trunking, Internet Access, Public Telephony, Local Telephony and National and International Long-Distance Telephony.

The law created a new enforcement and oversight Authority as a decentralized agency under the jurisdiction of the Executive Branch, the Information and Communications Technology Federal Enforcement Authority (“AFTIC”, for its Spanish acronym).

The new law maintained the obligation to contribute 1% of telecommunication service revenues, net of taxes and charges, to be used for Universal Service investments (this obligation had been imposed by Decree No. 764/00 on all service providers as from January 1, 2001), but the Universal Service Trust Fund was placed under State control. Until August 2015, the manager of such trust fund was Banco Itaú Argentina S.A., which received the requests from Cablevisión and its merged companies and/or subsidiaries and related companies that exploit telecommunication licenses to join the Trust Agreement.

The Argentine Secretariat of Communications has yet to decide on the approval of the Project submitted by Cablevisión on June 21, 2011, within the framework of SECOM Resolution No. 9/2011 which created the “Infrastructure and Equipment” program, whereby telecommunication service providers were allowed to submit projects aimed at developing new infrastructure, updating existing infrastructure and/or acquiring equipment for areas without coverage or with unmet needs, in order to meet the obligation to make contributions to the Universal Service Trust Fund for the amounts accrued as from January 2001 until the entry into force of Decree No. 558/08.

Another innovation of Law No. 27078 was the creation of a new public service under the name “Public and Strategic Infrastructure Access and Use Service for and among Providers”. The right of access included “providers having to make available to other providers their network elements, associated facilities or services to render TIC services, even when such elements are used to render audiovisual content services.” Under this scheme, the government seeks to make private companies that were created and developed in competition share their networks with other companies that have not made any investments.

The foregoing applied to any provider that has its own infrastructure or networks, because the term “Associated facilities” is defined as physical infrastructures, systems, devices, associated services or other facilities or elements associated with a telecommunications network or with TIC Services that enable or support the provision of services using that network or service, or that have the potential to do so; and will include, inter alia, buildings or building entrances, building wiring, antennas, towers and other supporting constructions, ducts, masts, manholes, and cabinets (See Note 28.3).

As of the date of issuance of these consolidated financial statements Law No. 27078 is partially regulated.

28.3. Emergency Decree No. 267/15. Convergence

Emergency Decree No. 267/15 (the “Emergency Decree”), issued on December 29, 2015 and published in the Official Gazette on January 4, 2016, creates ENACOM as a decentralized and autarchic agency under the jurisdiction of the Ministry of Communications and vests the new agency with authority to enforce Laws Nos. 26522 and 27078, as amended and regulated. The ENACOM has all the same powers and competences as those that had been vested in AFSCA and AFTIC by Laws Nos. 26522 and 27078, respectively.

Among the main amendments introduced by the Emergency Decree with respect to both laws, the most remarkable is the repeal of Section 161 of Law No. 26522, which set forth the obligation to conform to the provisions of this law with respect to ownership conditions and the number of licenses. Section 45 of Law No. 26522, which establishes the multiple license regime, has been significantly amended. As a result, the Company and its subsidiaries that are licensees and/or owners of audiovisual communication services already conform to the new regulatory framework.

Under the new regulatory framework, the licenses for physical link subscription television services and for radio-electric link subscription television services held by the Company and its subsidiaries that had been granted under Laws Nos. 22285 and 26522 are now called “Registrations” for the exploitation of physical link subscription television services and radio-electric link subscription television services of a Licencia Única Argentina Digital.

Pursuant to this amendment (Section 7 of the Emergency Decree, which amends, among others, Section 10 of Law No. 27078), all the services exploited by the Company and some of its subsidiaries and related companies are now governed by the Digital Argentina Act. The only license held by the Company that could be considered to be still subject to the LSCA is the registered title of the signal METRO, since this signal is broadcast through other services that acquire it for that purpose, and, therefore, it has a registration number issued by AFSCA that must be renewed on an annual basis.

As far as the Company, its controlling company and its subsidiaries are concerned, the Emergency Decree eliminates:

i)              The incompatibility to provide in the same location broadcast television services and subscription television services. When subscription television services are exploited through physical or radio-electric link, they will be subject to the Digital Argentina Act pursuant to Section 7 of the Emergency Decree which amends, among others, Section 10 of Law No. 27078;

ii)             The limit of 10 licenses for radio-electric link subscription television services and 24 licenses for physical link subscription television services, which are considered to be TIC services as from January 4, 2016, date on which the Emergency Decree became effective; and

iii)            The limit that provided that physical link and radio-electric link subscription television services may not reach more than 35% of all subscribers.

As far as Cablevisión is concerned, the Emergency Decree repeals Section 15 of Law No. 27078, which created a new public service under the name “Public and Strategic Infrastructure Access and Use Service for and among Providers”. The right of access included “providers having to make available to other providers their network elements, associated facilities or services to render TIC services, even when such elements were used to render audiovisual content services.”

Due to the fact that physical link and radio-electric link subscription television services are now subject to the Digital Argentina Act:

i)              These services no longer fall within the scope of Section 45 of the LSCA, which sets forth the new multiple license regime for Audiovisual Communication Services;

ii)             The registration of physical link subscription television services is no longer limited to a specific territorial area. The same is not the case with radio-electric link subscription television services because of the portion of the spectrum allocated to render these services;

iii)            Both registrations, for physical link subscription television services and for radio-electric link subscription television services, are no longer subject to expiration terms. However, the portions of the spectrum allocated to render radio-electric link subscription television services do have expiration terms. The duration of such services shall be the longest of the term-provided under their original title, or 10 years counted as from January 1, 2016.

Notwithstanding point iii) above, ENACOM Resolution No. 427/2016, provides that licensees that hold only one license to provide a certain type of service and have requested an extension of its term but have not obtained an express decision in this respect, must ratify their requests. Therefore, some of the companies in which the Company holds an equity interest have made filings to such end.

However, it should be noted that pursuant to Section 21 of the Emergency Decree and until the enactment of a law that shall unify the fee regime provided under Laws Nos. 26522 and 27078, the physical link and radio-electric link subscription television services exploited by the Company and/or its Subsidiaries will continue to be solely subject to the fee regime provided under Law No. 26522. They shall not be subject to a 1% contribution of their revenues or to the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of Law No. 27078.

The Company will follow the procedure established under ENACOM Resolution No. 427/16 in order to report, using the online application provided by the ENACOM to such end, the territorial location of its services, indicating the original coverage area, the supplementary territorial units and/or area extensions in which it currently renders services.

In addition, and pursuant to ENACOM Resolution No. 1394/16, which approves the General Rules for Physical Link Subscription Television Services and/or Radio-Electric Link Subscription Television Services, in those cases in which the Company and/or any of its subsidiaries purchased bidding forms to apply for a new license because its term had expired or to apply for an area extension, the applicants amended their filings and converted them into a request for authorization of coverage area.

The new General Rules also order providers of both types of services to guarantee their compliance with a programming grid in each Coverage Area. The Company states that it already complies with all the obligations derived from such Resolution.

Pursuant to the Emergency Decree, the providers of the Basic Telephone Service whose licenses were granted under the terms of Decree No. 62/90 and paragraphs 1 and 2 of Section 5 of Decree No. 264/98, as well as Mobile Telephone Service providers with a license granted pursuant to the list of bidding conditions approved by Resolution No. 575/93 of the then Ministry of Economy and Public Works and Services and ratified by Decree No. 1461/93, shall only be able to provide subscription broadcasting services by means of physical or radio-electric link after a term of two years counted as from January 1, 2016. That term may be extended for one more year.

The Emergency Decree was approved on April 6, 2016, by the National Chamber of Deputies. Therefore, it has full force and effect.

Finally, in order to enhance the convergence of networks and services under conditions of competition, promote the deployment of next generation networks and the penetration of broadband Internet access services across the national territory, the Executive Branch issued Decree No. 1,340/16 on December 30, 2016. Among other things, the Decree:

•                  Provides for the protection for fifteen years of last mile fixed NGN for broadband Internet services that may be deployed by the licensees of TIC services with respect to the rules for open access to broadband services.

•                  Orders the issuance of regulations for the following purposes:

•                  To call for a Public Bid for the allocation of new frequency bands for mobile services.

•                  To ensure the re-allocation of radio-electric spectrum frequencies with economic compensation and shared use to frequencies previously allocated to other services, and to allocate such frequencies to providers of TIC Services that request to reuse them to render mobile services or fixed wireless services with LTE or higher technologies.

•                  To allocate radio electric spectrum frequencies on demand, imposing compensation, deployment and coverage obligations on the current local or regional providers of TIC services and on the current providers of mobile communication services.

•                  Sets forth that the persons restricted under Decree No. 267/15 from rendering physical or radio-electric link subscription television services may request the corresponding registration and begin to provide those services in certain areas as from January 1st, 2018.

•                  Recognizes that the holders of satellite link subscription television services licenses that as of December 29, 2015 rendered TIC services may maintain the ownership of both services.

•                  Orders the Ministry of Communications to guarantee the interconnection principles provided under the applicable legislation in order to ensure the impartiality, non-discrimination and fair competition among providers of mobile services, restricting the possibility of delaying or hindering the technical, interconnection, operational or any other conditions that may create barriers for other providers to enter the market.

28.4. Matters related to the regulatory situation of the Company

28.4.1. Proposal to conform to the provisions of Law No. 26522

Pursuant to ENACOM Resolution No. 17/2016 dated February 1, 2016, the new enforcement authority recognized that all the files and/or administrative proceedings pending resolution containing requests made under the regime approved by Section 161 of Law No. 26522 and its regulations, among which is the proposal submitted by the Company and its controlling company comply with the limits relating to multiplicity of licenses set forth under Section 45 of Law No. 26522 amended by the Emergency Decree. Therefore, they shall be deemed concluded and filed. In the same administrative act, the ENACOM revoked Resolution AFSCA No. 1,121/2014, whereby the AFSCA had ordered the ex officio transfer procedure.

28.4.2. Fibertel license

The Ministry of Communications, as the highest government agency, replacing the MINPLAN with respect to this specific competence, issued Resolution No. 5/2016, which was notified on February 29, 2016, whereby it revoked SECOM Resolution No. 100/2010 for legitimacy reasons. This Resolution, which had been issued by the former Secretariat of Communications, had revoked the exclusive telecommunication service license held by Fibertel S.A., which was merged into Cablevisión S.A.

The ENACOM issued Resolution No. 1359/16, whereby it authorized the transfer of ownership of the Exclusive Telecommunication Service License that had been granted to Fibertel S.A., a company that was absorbed by Cablevisión S.A. in a merger with effect as from April 1, 2003.

28.4.3. Nextel

28.4.3.1 Regulatory Approval of the Acquisition of Nextel

On September 24, 2015, the Official Gazette published AFTIC Resolution No. 326/15, whereby that agency ordered Nextel to render without effect within a term of 30 days, the sale of a non-majority portion of its shares because it allegedly contravened effective legislation and could be sanctioned with the revocation of its license pursuant to the Communications and Information Technology Law.

On October 9, 2015, Grupo Clarín S.A. and Cablevisión filed the corresponding appeals against Resolution No. 326/2015, arguing that they had standing based on their acquisition of 49% of the licensee and stating that the change of control alleged by AFTIC had not occurred.

Nextel requested the suspension of the effects of Resolution No. 326/2015 and also filed an appeal against that administrative act.

On January 29, 2016, the Company and Nextel appeared before the ENACOM pursuant to Section 8 of Decree No. 267/15, which amends Section 13 of Law No. 27,078 in order to request authorization for the transfer of control, in full compliance with the new legal framework.

On February 22, 2016, the ENACOM issued Resolution No. 133/2016, whereby it partially admitted the appeals that had been filed against AFTIC Resolution No. 326/2015, in order to consider the Company’s request for approval of the transfer of control.

On March 7, 2016, the ENACOM issued Resolution No. 280/2016, whereby it authorized the change of control of Nextel, in favor of Cablevisión S.A.

On April 12, 2017, the Comisión Nacional de Defensa de la Competencia (National Antitrust Commission or “CNDC”, for its Spanish acronym) notified Cablevisión of Resolution No. 293/2017 dated April 10, 2017, whereby the CNDC authorized the economic concentration operation consisting of the acquisition by Cablevisión and Televisión Dirigida of 51.4% and 48.6%, respectively of the shares of Nextel, which were owned by NII Mercosur Telecom S.L.U and NII Mercosur Móviles S.L.U.

28.4.3.2 Status of the frequencies allocated to Nextel

Through Resolution No. 325/2015, AFTIC decided, abruptly and without prior notice of its decision, to dismiss the requests for extensions of certain frequencies allocated to Nextel, revoking Nextel’s licenses over such frequencies in that same act.

On October 9, 2015, Grupo Clarín and the Company filed an appeal against AFTIC Resolution No. 326/2015 grounding their legitimate interest on their acquisition of 49% of the licensee.

Nextel first requested the suspension of the effects of Resolution No. 325/2015, and then filed an appeal against the administrative act.

The ENACOM issued Resolution No. 134/2016, whereby it decided to grant partially the appeal filed by Nextel against AFTIC Resolution No. 325/2015. Even though this Resolution did not entail the automatic extension of the frequencies involved, the ENACOM ordered the corresponding areas to analyze each file to verify compliance with the requirements of the effective regulatory framework to be eligible to obtain the requested extensions.

The ENACOM issued Resolution No. 281/16, whereby it authorized the extensions of the authorizations for the use of the frequencies that had been dismissed and revoked through Resolution No. 325/2015 for a term of 10 years counted as from the original expiration.

28.4.3.3 Other requests for authorization filed with the ENACOM

On June 22, 2016, Nextel made a filing with the ENACOM in order to request authorization for direct and indirect share transfers that would imply a direct and/or indirect change of control in favor of Nextel, pursuant to Section 13 of Law No. 27,078, with respect to the licensees of telecommunication services listed below:

•                  Fibercomm S.A.

•                  Trixco S.A.

•                  Callbi S.A.

•                  Infotel S.A.

•                  Skyonline de Argentina S.A.

•                  Netizen S.A.

•                  Eritown Corporation Argentina S.A.

Within the required term, on January 6, 2017, the ENACOM issued Resolution No. 111/2017, which under Section 1 authorizes the share transfers mentioned above.

The filing made on June 22, 2016 also included a request to change the allocation of a portion of the spectrum that corresponds to the licensees acquired by the Company in order to render 4G services, which was not addressed in ENACOM Resolution No. 111/2017.

Notwithstanding the foregoing, taking into consideration the new regulations provided under Decree No. 1,340/16 and Resolution No. 171/2017 issued by the Ministry of Communications, Nextel reformulated the original request in accordance with the new effective regulations, thus initiating a new administrative file. In this last filing, the Company finally requested:

•                  The beginning of a Refarming process with Economic Compensation as provided under Resolution No. 171/2017;

•                  The authorization of the agreements executed by Nextel with the licensees acquired by the Company to operate the services registered by Nextel with the portion of the spectrum allocated to those licensees to render their respective services;

•                  The approval of the registration by Nextel of the Advanced Mobile Telecommunications Service; and,

•                  The authorization of the change that allows for:

•                  Changing the allocation and channeling on a primary basis of the 905-915 MHz and 950-960 MHz bands to render advanced mobile communication services at national level with primary status; and,

•                  Enhancing the allocation of the frequency bands and changing the channeling of the 2500 MHz band to the 2690 MHz band to render advanced mobile communication services at national level with primary status.

By means of Resolution ENACOM No. 1,033/2017, the ENACOM provided for the use of the frequency bands between 905 and 915 MHz and between 950 and 960 MHz for the rendering of the ADVANCED MOBILE COMMUNICATIONS SERVICE (“SCMA”) and by means of Resolution ENACOM No. 1,034/2017, the ENACOM provided for the use of the frequency band between 2500 and 2690 MHz for the provision of SCMA, in addition to the current services when their coexistence is possible.

On March 6, 2017, Nextel was served with Resolution ENACOM No. 1,299 /2017, which was published in the official Gazette on March 7, 2017 and approves the project for Refarming with Economic Compensation, filed by that company to provide Advanced Mobile Communication Services in the frequencies that had been subject to change in allocation pursuant to ENACOM Resolutions No. 1,033 and 1,034/2017.

In addition, the ENACOM decided to register Nextel as provider of Advanced Mobile Communication Services in the Registry of Services; and to authorize the use of above-mentioned frequencies.

In the same resolution and as part of the authorization, that agency imposed additional Coverage Obligations on Nextel.

It also imposes two obligations that must be fulfilled prior to initiating the rendering of Advanced Mobile Communication Services: (i) the return of the proposed radio-electric spectrum; and (ii) the creation of a guaranty issued in favor of and satisfactory to ENACOM for an amount equal to the value of the radio-electric spectrum that is subject to return.

The Resolution also orders that Nextel shall post a performance bond to guarantee the obligations and responsibilities undertaken by that company to be issued in favor and to the satisfaction of the ENACOM for the amount and under the terms that shall be set forth in the contract to be executed with the ENACOM. That contract shall establish, apart from the economic compensation to be paid by Nextel, the terms, conditions, goals, obligations and other matters inherent to the rendering of the Advanced Mobile Communication Services authorized by that agency wich Nextel shall be bound.

On April 12, 2017, NEXTEL executed with the ENACOM the above-mentioned agreement. On April 28, 2017, pursuant the Agreement executed with the ENACOM, Nextel transferred to that agency the “economic compensation” of Ps. 478,240,214, established by the ENACOM on April 26, 2017. In another agreement also executed on April 12, 2017, NEXTEL accepted and expressly consented to the authorization granted to the Chairman of the ENACOM to decide on, within a term of 2 years as from the date of the agreement, the replacement with economic compensation -to be borne by NEXTEL- of certain channels of the 2500-2690 MHz frequency bands for frequencies in other bands, as established under Article 7 of ENACOM Resolution No. 1,034/2017.

Also, on May 5, 2017, Nextel posted the performance bond provided under de agreement in order to guarantee: (i) compliance with the coverage obligations in the localities ordered by ENACOM; and (ii) the return of compromised radio spectrum.

Through Resolution No. 3,909-E/2017 published on May 24, 2017, the ENACOM decided to record the agreements described in the previous paragraph.

28.4.4. Programming Grid

AFSCA Resolution No. 296/2010, as amended and/or supplemented, provided guidelines for the organization of the programming grids that had to be followed by the owners of subscription television audiovisual services. This resolution regulated section 65, subsections a) and b) of the LSCA and supplemented the provisions of the regulations to the same section of Decree No. 1225/2010.

In spite of Cablevisión’s efforts to organize its programming grids in accordance with the provisions of section 65 of the LSCA, the AFSCA initiated multiple summary proceedings in connection with the cable television licenses of which Cablevisión is the lawful successor. AFSCA contended that Cablevisión had failed to comply with the regulations set forth by AFSCA Resolution No. 296/2010. Cablevisión submitted the responses set forth under section 1, Exhibit II of AFSCA Resolution No. 224/2010 in connection with such accusations. A decision has been rendered on some of the summary proceedings and, as a result, a fine was imposed on the Company, while other proceedings are pending resolution. The Company has appealed these decisions. Some of the appeals filed by Cablevisión have been decided against it and have again been appealed.

Insofar as the Company is concerned, as of the date of these financial statements, an injunction issued in re “CABLEVISIÓN S.A. C. ESTADO NACIONAL Y OTRO S. AMPARO” by the Federal Court of Appeals of the City of Mar del Plata, whereby that Court revoked the decision rendered in the First Instance, remains in full force and effect. The decision rendered in the First Instance had ordered the dismissal of Cablevisión’s request. The Court of Appeals ordered AFSCA to suspend — until a final decision was rendered on the matter — the application of the penalties derived from the alleged non-compliance with section 65 of LSCA and Decree No. 1225/2010. Therefore, it also suspended the application of section 6 of AFSCA Resolution No. 296/2010 on the grounds that Cablevisión’s alleged serious non-compliance was not contemplated in the Law or in the Decree. The National Government filed an appeal to have the case brought before the Supreme Court. Such appeal was dismissed. Consequently, AFSCA filed a direct appeal with the Supreme Court, which is still pending resolution.

In re “AFSCA c/ CABLEVISIÓN SA DTO. 1,225/10 — RES. 296/10 s/ PROCESO DE CONOCIMIENTO”, currently pending before the Federal Court of First Instance on Administrative Matters No. 9, on May 16, 2012 the Court granted an injunction that had been requested by AFSCA, ordering Cablevisión and/or the pay television audiovisual services it exploits, to conform to Section 65, paragraph 3 b), of Decree No. 1225/2010 and Sections 1, 2, 3, 4 and 5 of AFSCA Resolution No. 296/2010 until a final judgment is rendered on the merits of the case. The Company has appealed such injunction.

On August 6, 2012, the Company was served notice of a decision rendered by the Federal Court of First Instance on Administrative Matters No. 9 of the Autonomous City of Buenos Aires, whereby that court imposed a fine on Cablevisión of Ps. 20,000 per day for each day of delay in complying with the injunction that ordered the Company to comply with Section 65 of Decree No. 1225/2010 and AFSCA Resolution No. 296/2010. The Company filed an appeal against that decision in due time and form. However, the Court of Appeals ignored the strong grounds asserted by the Company, partially confirmed the decision rendered in the first instance, and reduced the fine to Ps. 2,000 per day for each day of delay, to be calculated as from the date the decision is deemed final. The Company filed an extraordinary appeal to have the case heard by the Supreme Court, but the appeal was rejected by the Court of Appeals. The Company filed a direct appeal before the Supreme Court, which was rejected.

On October 21, 2013 the Company was served with new charges brought for alleged noncompliance with AFSCA Resolution No. 296/2010, clearly violating the preliminary injunction mentioned above. Accordingly, the Company filed an appeal, but no decision has been rendered on the matter as of the date of these financial statements.

On December 23, 2013, the Company informed AFSCA of its new programming grid in digital and analogical systems, expressly maintaining the Company´s reservation of its right to continue challenging the legality and constitutionality of section 65 of Decree No. 1225/2010 and AFSCA Resolution No. 296/2010, as amended.

Section 7 of the Emergency Decree, which amends, among other things, Section 10 of Law No. 27078 provides that all the physical link and radio electric link subscription television services shall be governed by the Digital Argentina Act. Therefore, the Company is no longer subject to Section 65 and its implementing regulations.

The new General Rules approved by ENACOM Resolution No. 1,394/16 order providers of both types of services (physical and radio-electric link) to guarantee their compliance with a programming grid in each Coverage Area. The Company states that it complies with all the obligations set out under that Resolution.

28.5. Audiovisual Communications Law of the Republic of Uruguay

Law No. 19307 was published in the Official Gazette of the Republic of Uruguay on January 14, 2015. This Law governs radio, television, and other audiovisual communication services (hereinafter, the “Audiovisual Communications Law”). Section 202 of this law provides that the Executive Branch shall issue the implementing regulations for this law within a 120-day term as from the day following the publication of this law in the Official Gazette. As of the date of the financial statements, only Decree No. 45/015 has been issued, but the implementing regulations for most of the sections of this law are still pending. Such Decree provides that the concession for the use and allocation of the radio-electric spectrum for non-satellite audiovisual communication services shall be granted for a term of 15 years.

Section 54 of the Audiovisual Communications Law provides that an individual or legal entity cannot be allocated the full or partial ownership of more than six authorizations or licenses to render television services to subscribers throughout the national territory of Uruguay. Such limit is reduced to three if one of the authorizations or licenses includes the department of Montevideo. Section 189 of this law provides that in the cases where such limits were exceeded as of the entry into force of the Law, the owners of those audiovisual communication services shall transfer the necessary authorizations or licenses so as not to exceed the limits mentioned above within a term of 4 years as from the date of entry into force of the Audiovisual Communications Law.

Adesol S.A. is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and the eventual legal actions it may bring to safeguard its rights and those of its shareholders. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider whether the decisions to be rendered by the Supreme Court in those proceedings may be favorable to the position of Adesol S.A. in the future. As of April 7, 2016, 28 unconstitutionality claims had been brought against the above-mentioned law. To date, the Supreme Court has issued 28 decisions, whereby it declared the unconstitutionality of Section 39 subsection 3, Section 55, Section 56 subsection 1, Section 60 point C, Section 98 subsection 2, Section 117 subsection 2, Section 143 and Section 149 subsection 2 of Law No. 19,307. It should be noted that in some of these judgments the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

NOTE 29 - PROVISIONS AND OTHER CHARGES

	12.31.2016	12.31.2015	12.31.2014
Non-Current	Ps.
Accrual for asset retirement	228,237,296	10,514,287	9,515,603
Provisions for lawsuits and contingencies	726,799,507	271,389,526	192,071,075
	955,036,803	281,903,813	201,586,678

Movements of the provisions and other charges

	Accrual for asset retirement	Provisions for lawsuits and contingencies	Total
	Ps.

Balance at 1 January, 2014	8,882,952	157,567,793	166,450,745
Increases / reclassifications	632,651	61,777,769	62,410,420
Accrual of interest	—	1,793,885	1,793,885
Uses	—	(29,093,174)	(29,093,174)
Currency translation of foreign operations	—	24,802	24,802
Balances at December 31, 2014	9,515,603	192,071,075	201,586,678

Increases / reclassifications	998,684	42,995,499	43,994,183
Accrual of interest	—	64,053,251	64,053,251
Uses	—	(27,741,569)	(27,741,569)
Currency translation of foreign operations	—	11,270	11,270
Balances at December 31, 2015	10,514,287	271,389,526	281,903,813

Incorporation of acquired company balances	100,557,703	285,803,602	386,361,305
Increases / reclassifications	119,221,644	120,896,835	240,118,479
Accrual of interest	—	132,389,476	132,389,476
Uses	(2,056,338)	(83,679,932)	(85,736,270)
Balances at December 31, 2016	228,237,296	726,799,507	955,036,803

29.1. Legal and administrative processes and other commitments

a) As from November 1, 2002 and until December 31, 2016, the COMFER, then AFSCA, today ENACOM have initiated summary administrative proceedings against the Company and Multicanal (merged into Cablevisión) for infringements of regulations relating to programming content. Accordingly, a provision has been set up in this regard.

b) The CNDC initiated three legal actions following complaints filed by other cable television companies under Law No. 25156 alleging an improper refusal by Dayco Holdings Ltd. (“Dayco”), a subsidiary of Fintelco S.A., to sell rights to broadcast South American qualifying football matches of the Korea/Japan 2002 World Cup. On February 14, 2003, the CNDC served the Company notice of the complaint in one of the legal actions to provide explanations.

The Technical Coordination Head of the Ministry of Economy and Production resolved that the proceedings related to one of the actions above should be closed. Although Dayco submitted the required responses and the Company did the same on March 10, 2003, decision by the CNDC is still pending.

The Company and Multicanal are a party to several administrative proceedings within the framework of the Antitrust Law, facing charges of restrictive behavior, including the territorial division of markets, price discrimination, abuse of a dominant position, refusal to deal and predatory pricing. They are also party to a proceeding filed by the Cámara de Cableoperadores Independientes (Chamber of Independent Cable Operators), objecting the transactions effected on September 26, 2006 described in Note 4.a).

On July 16, 2010, the SCI notified Cablevisión and Multicanal of the content of Resolution No. 219/2010, whereby the Secretary of Domestic Trade decided to declare both companies responsible for having agreed to divide among themselves the pay television market of the City of Santa Fe. Consequently, it imposed a joint and several fine of Ps. 2.5 million to each company. On July 26, 2010, both companies appealed the resolution, presenting new arguments in connection with the application of statutes of limitation, which had already been alleged prior to the issuance of the resolution.

On June 4, 2012, the Federal Court of Appeals of Rosario partially confirmed SCI Resolution No. 219/2010, whereby the Secretary of Domestic Trade found that Cablevisión and Multicanal had engaged in market sharing practices in connection with the paid-television service in the City of Santa Fe and reduced the fine imposed on each of the companies involved from Ps. 2.5 million to Ps. 2 million. However, this decision is not yet final, because Cablevisión and Multicanal and the Ministry of Economy filed appeals which are still pending before that Court of Appeals. On October 21, 2014, the Argentine Supreme Court dismissed the appeals; therefore, Resolution No. 219/2010 became final. The case is currently pending with the Court of Appeals of Rosario, which shall order its referral to the SCI. The SCI, in turn, shall serve notice to the companies involved in order for them to pay the fine.

On March 1, 2011, the SCI served notice to Multicanal and Cablevisión of the content of Resolution No. 19/11, whereby the Secretary of Domestic Trade found that both companies had engaged in market sharing practices in connection with the paid television service in the City of Paraná, and imposed a fine of Ps. 2.5 million on each of them. The Company filed an appeal in due time and form. This appeal was dismissed by the Federal Court of Appeals of Paraná. Therefore, the Company filed an appeal with the Argentine Supreme Court. On November 4, 2011, the appeal to the Supreme Court of Argentina filed by the Company in connection with SCI Resolution No. 19/11 was partially granted by the Federal Court of Appeals of Paraná.

On August 30, 2012, the Argentine Supreme Court dismissed the appeal filed by the Company; therefore, Resolution No. 19/11 became final. The case is currently pending with the Court of Appeals of Paraná, which shall order its referral to the SCI. The SCI, in turn, shall serve notice to the companies involved in order for them to pay the fine.

The investigations carried out by the CNDC and SCI may lead to the imposition of more fines pursuant to Law No. 25156, which would be appealable. The eventual fines would be graduated based on: (i) the loss incurred by the persons affected by the allegedly prohibited activity; (ii) the benefit obtained by all the persons involved in the prohibited activity and (iii) the value of the assets involved owned by the persons indicated in item (ii) above at the time the alleged violation was committed. To date, there is not any standard criterion on the application of the above-mentioned parameters.

While Cablevisión believes that its conduct and that of Multicanal have always been within the bounds of the Argentina antitrust law and regulations, and that their positions in each of these proceedings are reasonably grounded, it can give no assurance that any of these cases will be resolved in its favor.

c) In 2003, ELP Investments filed a criminal complaint in Argentina against certain individuals related to the Hicks Muse Tate & Furst Group (“HMTF”), including some who were Directors of the Company. The criminal complaint, which was filed by a person that is not a shareholder or creditor of Cablevisión, challenged certain operations undertaken by the Company. Although the Company believes that the party filing the complaint was not entitled to do so, and that the allegations by ELP Investments were false or wrongly presented, the court handling this case ordered searches at the Company’s offices, as well as the seizure of certain of the Company’s corporate books. On June 27, 2003, the criminal court appointed an agent to gather information regarding the case at the Company’s offices for a forty five-day period. On September 16, 2003, this period was extended for forty five additional days. The Company and the Directors affected by the complaint have each denied the allegations and have offered supporting evidence and the Company appealed the court’s appointment of the agent. On October 21, 2003, Chamber IV of the Criminal Court of Appeals declared the nullity of all the decisions made and actions taken by the lower court judges. The litigation, however, continued through the filing of remedies before the Court of Cassation on Criminal Matters (the highest criminal court) and the Argentine Supreme Court. The Court of Cassation on Criminal

Matters has resolved to revoke partially the decision of Chamber IV, although the majority of the court upheld the principles and grounds of Chamber IV’s decision. Notwithstanding the aforesaid, the Court of Cassation on Criminal Matters decided that certain motions relating to pending injunctions be resolved prior to any further action in the proceeding. It should be noted that after the share transfers made in 2006, the companies represented by the parties involved in the above mentioned case have ceased to be shareholders of the Company. Cablevisión has never been a party to the case. On July 3, 2009 Chamber IV of the Criminal Court held that since the court appointed agent was no longer gathering Company information, the petitions filed against such appointment were moot.

On May 11, 2010, the Court of First Instance on Preliminary Criminal Matters declared the criminal action extinguished pursuant to applicable statutes of limitations and therefore finally acquitted the accused from all the crimes denounced by ELP Investments. Such resolution was appealed by the intervening prosecutor, and Chamber IV of the Court of Appeals on Criminal and Correctional Matters must now render a decision on the matter. Such Chamber has suspended the proceedings dealing with the incidental demand dealing with the application of statutes of limitation to the criminal action. This suspension results from a new plea filed by the former plaintiff, ELP Investments that wishes to be a party to the incidental demand. To date, Chamber IV has not allowed former plaintiff, ELP Investments, to be a party to the incidental demand. This demand has given rise to claims by ELP Investments and to an appeal before the Court of Cassation on Criminal Matters, which is still pending.

d) The Government of the City of Mar del Plata enacted Ordinance No. 9,163, governing the installation of cable television networks. Such ordinance was amended and restated by Ordinance No. 15,981 dated February 26, 2004, giving cable companies until December 31, 2007 to adapt their cable networks to the new municipal requirements. The ordinance provides that in those areas where street lighting has underground wiring, cable television networks are to be placed underground. The Executive Department of the Municipality of General Pueyrredón has submitted to the Municipal Council a proposed ordinance extending the term provided until December 31, 2015. The bill is no longer valid because the Municipal Council did not discuss it during the legislative period in which it was submitted. Even though the ordinance provides for certain penalties that may be imposed, the city has not imposed such penalties to cable systems that are not in compliance with such ordinance.

e) Multicanal has initiated several legal actions seeking the nullity of: i) all the ordinary shareholders’ meetings held by Supercanal Holding S.A. from the year 2000 to the date hereof and ii) the sureties granted by Supercanal S.A. securing bank loans granted exclusively for the benefit of the controlling group of Supercanal Holding S.A. (Grupo Uno S.A. and its affiliates). In addition, a legal action was filed seeking the dissolution and liquidation of Supercanal Holding S.A. together with a legal action seeking the removal of all the members of the Board of Directors and the Supervisory Commission and the dissolution of Supercanal Capital N.V. Supercanal Holding S.A. On March 29, 2000 Supercanal filed for concurso preventivo (judicial restructuring proceedings) with the National Court of First Instance on Commercial Matters Court No. 20, Clerk’s office No. 40, and the proceedings began on March 27, 2001. On December 26, 2007 the court dismissed the objections filed against such proceedings, and confirmed the restructuring proposal. Such ratification was appealed by secured creditors. On October 30, 2009, the Court of Appeals revoked the confirmation of the restructuring proposal and requested the company under reorganization to provide certain explanations and clarifications on the proposal filed and to grant a guarantee to creditors that had been secured with a pledge on the shares of the original shareholders. Supercanal filed a document stating that it had complied with both requirements and providing a guarantee in the amount of Ps. 2 million for the benefit of such secured creditors. On March 3, 2011, the first instance judge again confirmed the restructuring proposal. Such judgment was again appealed by the secured creditors. On December 28, 2011, Chamber A of the Court of Appeals partially revoked the decision of the first instance judge, maintaining the confirmation of the proposal filed by Supercanal Holding S.A. but providing that the guarantee for the creditors secured with pledges on shares should be US$ 30 million.

On April 23, 2012, a decision was rendered on one of the claims brought by Multicanal against Supercanal ordering the nullification of the decisions made at Supercanal’s Shareholders’ Meeting held on January 25, 2000 in considering points 2, 4, 5 and 6 relating to: i) the capital reduction to Ps. 12,000; ii) the cancellation of the shares corresponding to the reduced capital; iii) the capital increase to Ps. 83,012,000; iv) the delegation to the Board of Directors of the fixing of the term for the subscription and payment of the increase and the cancellation and registration of outstanding shares; and v) the amendment of the by-laws in connection with the changes in the capital stock in a new shareholders’ meeting.

Such decision was appealed by both parties and the appeal is pending before the Court of Appeals.

On December 12, 2001, Supercanal Holding S.A. filed a claim against Multicanal for damages as a result of the enforcement of a preliminary injunction brought by Multicanal in re: “Multicanal S.A. c/Supercanal Holding S.A. s/sumario”. The injunction, which was later reversed, sought to nullify the January 25, 2000 Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. At that meeting, the shareholders of Supercanal Holding S.A. reduced the capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increased it to Ps. 83,012,000. Supercanal Holding S.A. claims that the suspension of the effects of the January 25, 2000 shareholders’ meeting caused that company´s inability to meet its ordinary course payments when due. Multicanal responded to such claim denying any liability on the grounds that Supercanal Holding S.A.’s inability to pay its obligations when due had begun before the date of the suspension of the shareholders meeting according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of Supercanal Holding S.A. through other means. Based on the records of the case, Cablevisión, as Multicanal’s continuing company considers that the claim should be rejected in its entirety, and the legal costs should be borne by the plaintiff. The case is in the discovery period. The court of First Instance has dismissed Supercanal Holding S.A.’s request that it be allowed to sue without paying court fees or costs and that decision has been confirmed by the National Court of Appeals.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. At present, as a result of the ancillary jurisdiction of the “concurso preventivo” (“bankruptcy proceedings”) proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

f) The litigation brought before the Civil, Commercial, Mining and Labor Court of the City of Concarán, Province of San Luis, in early 2007 in re “Grupo Radio Noticias SRL c/ CableVisión y otros” is still pending before the Federal Court on Administrative Matters No. 2. The purpose of that claim was to challenge the share transfers mentioned in Note 1.2.a) and to request the revocation of Cablevisión’s broadcasting licenses. The Company has responded to such claim and believes it is very unlikely that it will be admitted. The claimant has abandoned the claim it had brought, and the claimant’s attorney must provide evidence of his attorney powers.

g) Multicanal has become aware of a legal action (the contents of which have not yet been notified to it as of the date of these financial statements) brought against it by an entity representing consumers and alleged financial victims (and by six other individuals), claiming damages suffered by noteholders — individuals who are not professional investors or consumers — derived from Multicanal’s Acuerdo Preventivo Extrajudicial (“Out-of-court Reorganization Proceeding” or “APE”). Since neither Multicanal nor the Company, as Multicanal’s continuing company, have been served notice of the claim, we cannot ascertain its outcome for the Company.

h) On January 22, 2010, the Company was served notice of CNDC Resolution No. 8/10 issued within the framework of File No. 0021390/2010 entitled “Investigación de Oficio de los Abonos del Televisión Paga (C1321)”. Pursuant to this Resolution, the Company and among other companies was ordered to refrain from conducting collusive practices and, particularly, from increasing the price of cable television subscriptions for a term of 60 days, counted as from the date all required notices are certified on the court record as completed. According to said Resolution, companies that have already increased the price of their subscriptions shall return to the price applicable in November 2009 and maintain such price for the abovementioned term.

On February 2, 2010, by means of Resolution No. 13/10, the CNDC ordered the Company to refund to its subscribers in the March 2010 invoices the amount of any price increase made after the date of CNDC Resolution No. 8/10.

The company appealed both resolutions in due time and form and their effects were suspended by an injunction granted by Chamber No. 2 of the Federal Civil and Commercial Court of Appeals at the request of the Company. The National Government filed an appeal with the Supreme Court against this decision, and the appeal has been dismissed.

On October 4, 2011, Chamber No. 2 of the National Court of Appeals on Federal Civil and Commercial Matters granted the appeal filed against both decisions in re “Cablevisión and Other on Appeal against the Decision rendered by the National Antitrust Commission” (File 1,473/2010), declaring Resolution No. 8/10 moot and nullifying Resolution No. 13/10.

The National Government filed an appeal with the Supreme Court of Argentina against the decision rendered by Chamber No. 2, which was granted but was finally rejected by the Supreme Court of Argentina.

i) SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to estimate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010. Cable television operators must adjust such amount semi-annually and inform the result of such adjustment to said Office.

Even though as of the date of these financial statements, the Company cannot assure the actual impact of the application of this formula, given the vagueness of the variables provided by the Resolution to calculate the monthly subscription prices, the Company believes that Resolution No. 50/10 is arbitrary and bluntly disregards its freedom to contract, which is part of the right to freedom of industry and trade. Therefore, the Company has filed the pertinent administrative claims and has brought the necessary legal actions requesting the suspension of the Resolution’s effects and ultimately requesting its nullification.

Even though the Company and/or some of its subsidiaries, like other companies in the industry, have strong constitutional arguments to support their position, it cannot be assured that the final outcome of this issue will be favorable. Therefore, the Company may be forced to modify the price of its pay television subscription, a situation that could significantly affect the revenues of its core business. This creates a general framework of uncertainty over the Company’s business that could significantly affect the recoverability of its relevant assets. Notwithstanding the foregoing, as of the date of these financial statements, in accordance with the decision rendered on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish acronym). Upon being served on the SCI and the Ministry of Economy on September 12, 2011 such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision rendered by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed and so the National Government filed a direct appeal with the Supreme Court, which has also been dismissed.

On June 1, 2010, the SCI imposed a Ps. 5 million fine on the Company alleging that it had failed to comply with the information regime set forth by Resolution No. 50/10 and invoking the Consumer Defense Law to impose such penalty. The fine was appealed and submitted to the Federal Court of Appeals on Administrative Matters, Chamber No. 5 which decided to reduce the fine to Ps. 300,000. The Company appealed this decision by filing an extraordinary appeal with the Supreme Court of Argentina.

On March 10, 2011 SCI Resolution No. 36/11 was published in the Official Gazette. This resolution falls within the framework of SCI Resolution 50/10. Resolution No. 36/11 sets forth the parameters to be applied to the services rendered by Cablevisión to its subscribers from January through April 2011. These parameters are as follows: 1) the monthly basic subscription price shall be of Ps. 109 for that period; 2) the price of other services rendered by

Cablevisión should remain unchanged as of the date of publication of the resolution; and 3) the promotional benefits, existing rebates and/or discounts already granted as of that same date shall be maintained. The resolution also provides that Cablevisión shall reimburse users for any amount collected above the price set for that period.

The Company believes that Resolution No. 36/11 is illegal and arbitrary, since it is grounded on Resolution 50/10, which is absolutely null and void. Since the application of Resolution No. 50/10 has been suspended, the application of Resolution No. 36/11, which falls within the framework of the former, is also suspended.

The claim filed by the Company seeking the nullification of Resolution No. 50/10 is currently pending before the Federal Administrative Court of First Instance No. 7 of the City of Buenos Aires. This claim was dismissed in view of the claim pending in the City of Mar del Plata.

Subsequently, the SCI issued Resolutions Nos. 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 pursuant to which the SCI extended the effectiveness of Resolution No. 36/11 up to and including September 2014, and adjusted the cable television subscription price to Ps. 152. The Company believes, however, that given the terms under which the Federal Court of the City of Mar del Plata granted the preliminary injunction, that is, ordering the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC (among them, the Company and its subsidiaries), and also given the fact that Resolutions No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 merely apply of Resolution No. 50/10, the Company continues to be protected by said preliminary injunction, and therefore, the ordinary course of its business will not be affected.

On April 23, 2013, the Company was served notice of a decision rendered in re “Defensor del Pueblo de Buenos Aires c/Cablevisión S.A. s/Amparo Ley 16,986 (Incidente de Medida Cautelar)” pending before Federal Court No. 2, Civil Clerk’s Office No. 4 of the City of La Plata, in connection with the price of cable television subscriptions, whereby the court imposed a cumulative fine of Ps. 100,000 per day on the Company.

The Company appealed the fine on the grounds that, Resolution No. 50/10 issued by Mr. Moreno, as well as its extensions and/or amendments, were suspended, as mentioned above, by an injunction with respect to the Company and its branches and subsidiaries prior to the imposition of the fine, pursuant to the collective injunction issued by the Federal Court of the City of Mar del Plata on August 1, 2011 in re “La Capital Cable y Otros c/ Estado Nacional y Otros s/ Medida Precautoria”. That injunction suspended the application of all the criteria set by the Secretariat of Domestic Trade under Mr. Guillermo Moreno.

The Federal Court of Appeals of the City of La Plata reduced the fine to Ps. 10,000 per day. The Company filed an appeal against that decision in due time and form. On October 16, 2013, the Court of Appeals dismissed the appeal filed by the Company. On that same date, the Company settled the fine in the amount of Ps. 1,260,000 and compliance was recorded in the file.

On June 11, 2013, the Company was served notice of a resolution rendered in the abovementioned case, whereby the court ordered the appointment of an expert overseer (perito interventor) specialized in economic sciences to: (i) verify whether or not the invoices corresponding to the basic cable television subscription issued by the Company to subscribers domiciled in the Province of Buenos Aires, are actually prepared at the headquarters located at Gral. Hornos 690, and/or at the Company’s branch offices, precisely detailing that process, (ii) identify the individuals responsible for that area, (iii) determine whether or not the administrative actions tending towards the effective compliance with the injunction issued on that case are underway, and (iv) identify the senior staff of the Company that must order the invoice issuance area to prepare the invoices as decided under that injunction.

The Company timely appealed the appointment of said expert on the same grounds stated above. This appeal is also pending before the Federal Court of Appeals of the City of La Plata.

For the purposes of enforcing the injunction, the court issued letters rogatory to the competent judge of the City of Buenos Aires. Upon the initiation of that proceeding, both the Federal Court on Administrative Matters and the Federal Court on Civil and Commercial Matters declined jurisdiction to enforce the injunction ordered by the Federal Judge of La Plata. The Company has appealed the decision in connection with the lack of jurisdiction in due time and form. Chamber No. 1 of the Federal Court of Appeals on Civil and Commercial Matters confirmed the appealed decision. Accordingly, the Company will file an extraordinary appeal in due time and form to have the case decided by the Supreme Court of Argentina.

It should be noted that, in light of the corporate reorganization, both parties requested the suspension of the procedural terms for 180 days. The judge granted such request. Therefore, the procedural terms were suspended until December 11, 2014. Given the decision rendered by the Supreme Court of Argentina in re “Municipality of Berazategui v. Cablevisión” mentioned below, the procedural periods remain suspended until the Federal Court of Mar del Plata renders a decision thereon.

The file initiated by the Ombudsman before the Federal Court of La Plata, was sent to Mar del Plata, as established by the decision rendered in re Municipality of Berazategui v. Cablevisión referred to below, ordering that the preliminary injunction be revoked because it contradicts the injunction ordered in the proceeding initiated by ATVC.

After the Federal Court of the City of Mar del Plata issued its injunction, several Municipal Offices of Consumer Information (“OMIC”, for its Spanish acronym) and several individuals filed claims requesting that the Company comply with Resolution No. 50/10 and the subsequent resolutions that extended its effectiveness. In some cases, preliminary injunctions were granted. In every case, the Company appealed such preliminary injunctions alleging that Resolution No. 50/10, as amended, and/or the subsequent resolutions that extended its effectiveness, had been suspended with  respect of the Company, its branches and subsidiaries prior to the issuance of  such preliminary injunctions.

On September 23, 2014, the Court rendered a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering that the cases related to these resolutions continue under the jurisdiction of the Federal Court of Mar del Plata that had issued the decision on the collective action in favor of ATVC.

Decisions made on the basis of these consolidated financial statements should consider the eventual impact that the above-mentioned resolutions might have on the Company and its subsidiaries, and the Company’s consolidated financial statements should be read in light of such uncertainty.

j) On October 28, 2010, the Company was served notice of the National Administration of Domestic Trade’s resolutions imposing two fines of Ps. 5 million each, for allegedly failing to observe the typographic character requirements under applicable regulations (Resolution No. 906/98) when informing its subscribers of the increase in the price of their cable television subscriptions. On November 12, 2010, the Company appealed those fines because it believes it has strong grounds in its favor. However, it cannot assure that the outcome will be favorable to the Company. One of the files was assigned No. 1,280 and is pending before Chamber No. 1 of the Federal Administrative Court of Appeals, and the other one was assigned No. 1278 and is pending before Chamber No. 5 of the Federal Administrative Court of Appeals.

k) On January 13, 2012, the SECI issued Resolution No. 2/2012 granting the Company 24 hours to resume service to those subscribers who had duly paid their subscription fee in the amount established by the National Government. Under Section 6, the Resolution provides that if the company does not comply with its obligations thereunder, penalties may be imposed as provided by Law 20680.

On February 10, 2012, the Company received a fine of Ps. 1 million for alleged non-compliance with such Resolution. Such fine has been appealed but no decision has been rendered on the matter yet.

l) On May 31, 2012, the Company was served notice of Resolution No. 16819, dated May 23, 2012 whereby the CNV ordered the initiation of summary proceedings against the Company and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged failure to comply with the duty to inform. The CNV considers that the Company failed to comply with its duty to inform because the investor community was deprived of its right to become fully aware of the grounds of a decision rendered by the Federal Court of Mendoza and the scope of the powers granted by that court to the co-administrator appointed in re “Supercanal S.A. c/ Cablevisión S.A. s/amparo”, in addition to the fact that other self-regulated authorities were allegedly not notified of the information furnished by the Company. On June 25, 2012, the Company filed a response requesting that its defenses be sustained and all charges dismissed. On February 6, 2014 Cablevisión submitted the legal brief for the purpose of discussing the evidence submitted under File No. 171/2012. Now the CNV’s Board of Directors has to render its decision. The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, Cablevisión cannot assure that the outcome of the said summary proceedings will be favorable to Cablevisión.

m) On March 16, 2012, CNV issued Resolution No. 16765 whereby it ordered the initiation of summary proceedings against the Company, its directors and members of the Supervisory Committee for an alleged failure to comply with the duty to inform. The CNV considers that the Company allegedly failed to comply with its duty to inform because the investor community was deprived of its right to become fully aware of the decision rendered by the Supreme Court of Argentina in re “Recurso de Hecho deducido por el Estado Nacional Ministerio de Economía y Producción en la causa Multicanal S.A. y otro c/ CONADECO Dto. 527-05” and others, and allegedly failed to disclose a series of issues relating to the information required by the CNV regarding the Extraordinary Meeting of Class 1 and 2 Noteholders held on April 23, 2010. On April 4, 2012, the Company filed a response requesting that its defenses be sustained and that all charges against it be dismissed. The discovery stage has been closed. The legal brief has already been submitted. The Company and its legal advisors believe that the Company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of the summary proceedings will be favorably.

n) On November 27, 2012 the National Administration of Domestic Trade served the Company with Resolution No. 308/2012, whereby it imposed a Ps. 5 million fine on that company alleging that it had failed to comply with Section No. 4 of the Consumer Defense Law (increase in the subscription price of cable tv services/wrongful information provided by Customer Service, which informed by mail that SCI Resolution No. 50/10 and the supplementing resolutions are suspended on grounds of unconstitutionality, when in fact they have been suspended by an injunction). On December 11, 2012 the Company appealed Resolution No. 308/2012. The administrative file No. S01:0312056/2011 was sent by the National Administration of Domestic Trade to the National Court of Appeals on Federal Administrative Matters. It is now pending before Chamber No. 1 in re “Cablevisión SA v. DNCI Res. 308/12 and Other” (File 140/13). A decision has not been rendered yet.

The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, the Company cannot assure that the revocation of the fine will be resolved in its favor.

o) On April 9, 2013, the Company was served notice of AFIP Resolution No. 45/13 dated April 3, 2013, whereby such agency decided to impose the penalties in a summary proceeding against the Company with respect to compliance with General Resolution No. 3260/12. The Company filed an appeal, which has staying effects on the execution of those penalties.

p) On May 30, 2013, the Company was served notice of a claim in re “TELEVISORA PRIVADA DEL OESTE S.A. c/ GRUPO CLARÍN S.A. Y OTROS s/ ORDINARIO” File No. 99078/2011, which is pending before the Federal Commercial Court No. 16 of First Instance, Clerk’s Office No. 32. The claim seeks damages resulting from certain decisions made with respect to Televisora Privada del Oeste S.A. Cablevisión and Grupo Clarín, among others, are defendants in such lawsuit. Cablevisión was served with the claim, and filed a response in due time and form. Notice of the claim is being served on the other co-defendants. According to the Company’s legal advisors, the chances of success of the claim are low because the damages claimed are clearly overstated, the actual damage invoked does not exist and the claim is procedurally inappropriate, both on a factual and on a legal basis. Pem S.A. filed a response and the proceeding is now in the discovery stage. In view of the level of conflict that has arisen among the parties and the length of time it is taking to reach a solution, the Company cannot ascertain the outcome of this claim.

q) On July 5, 2013, the National Administration of Domestic Trade served notice to the Company of Resolution No. 134/2013, whereby it imposed a fine of Ps. 500,000 for breach of Section 2 of Resolution No. 789/98 issued by the former Secretariat of Industry, Trade and Mining, which regulates the Business Loyalty Law No. 22802. The Company appealed that resolution on July 16, 2013. The administrative file was sent by the National Administration of Domestic Trade to the National Court of Appeals on Federal Administrative Matters. It is now pending before Chamber No. 3, in re “Cablevisión SA v. DNCI Res. 134/13 and Other” (File 36044/13). On May

20, 2014, Chamber No. 3 partially granted the appeal filed by Cablevisión and reduced the fine to Ps. 300,000 and ordered that each party shall bear its own legal costs. On June 9, 2014, the Company filed an appeal with the Argentine Supreme Court. On September 18, 2014, the Company was served notice of the extraordinary appeal filed by the National Government, and on October 2, 2014 it filed a response. On October 9, 2014, the Chamber dismissed both appeals.

On October 8, 2010, the National Administration of Domestic Trade served notice to the Company of Resolution No. 697/2010, whereby it imposed a fine of Ps. 500,000 for breach of Section 21 of the Business Loyalty Law No. 22802. The Company appealed that resolution on October 26, 2010. The administrative file was sent by the National Administration of Domestic Trade to the National Court of Appeals on Federal Administrative Matters. It is now pending before Chamber No. 3 in re “Cablevisión SA v. DNCI Res. 697/2010 (File S01:80822/10) and Other” (File 1277/2011). On December 29, 2011, the Court of Appeals dismissed the appeal filed by the Company, and imposed court costs on the Company. On February 22, 2012, the Company filed an appeal with the Argentine Supreme Court. The appeal was dismissed by the Chamber on April 10, 2012. On April 26, 2012, the Company filed an appeal against the above-mentioned dismissal. The Supreme Court of Argentina granted the appeal and revoked the decision against which Cablevisión had filed the appeal with legal costs to be borne by the National Administration of Domestic Trade, and ordered that the case be sent back to the court of first instance for it to render a new decision based on the precedent indicated in its ruling.

r) As a result of a suspicious transaction report issued by the AFIP relating to transactions carried out between the controlling Company and some subsidiaries, the Financial Information Unit (“UIF” for its spanish acronym) pressed criminal charges against the Company and officers in charge during the relevant fiscal year, for alleged money laundering in connection with intercompany movements between the Company and certain subsidiaries during fiscal period 2008. The claim is now pending before Federal Court No. 9, under Dr. Luis Rodriguez.

During the month of March 2014, the intervening prosecutor, Dr. Miguel Angel Osorio, broadened the request for evidence.

The Company and its legal advisors consider that there are strong arguments in the Company’s favor, since the suspected movements were regular and had been duly recorded, and have gathered evidence that supports the lack of involvement of anyone in any such unlawful maneuvers. However, they cannot assure that the outcome of this claim will be favorable.

s) On August 28, 2015, Cablevisión was served notice of Resolution No. 17769 dated August 13, 2015 whereby the CNV ordered the initiation of summary proceedings against Cablevisión and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged delay in the submission of the required documentation. The CNV considers that Cablevisión failed to comply with effective regulations because it filed certain documentation outside the regulatory term set by CNV rules (as restated in 2013, as amended). Cablevisión, as well as its directors, members of the Supervisory Committee and Head of Market Relations filed a response in due time and form requesting that its defenses be sustained and all charges dismissed. The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of said summary proceedings will be favorable to the Company. On January 20, 2016, the preliminary hearing was held pursuant to Section 138 of Law No. 26831 and Article 8, Subsection b.1. of Section II, Chapter II, Title III of the Regulations (as restated in 2013).

t) The Company, together with its merged companies and ATVC, brought a claim requesting the Judicial Branch, through a final decision rendered in a contradictory trial, to declare: 1) that the National Government undertook the obligation to provide an alternative solution to the repeal of the regime established under Section 52 of Decree No. 1387/01 for companies that render supplementary broadcasting services and cable television services, which shall contemplate the reasons for excluding these companies from the repeal of Decree No. 1387/01 through Decree No. 746/03, and 2) that while the Government considers the situation of those companies to find such an alternative solution, it shall maintain the effectiveness of the regime established under Section 52 of Decree No. 1387/01 (cfr. fs.2/12).

On October 1, 2015, Chamber II of the Court of Appeals on Federal Administrative Matters, in a single joint decision in re “AEDBA y otros c/ Estado Nacional — Decreto 746/03 — AFIP s/ Acción Declarativa”, decided that, among other things, even though ATVC was not among the claimants that had been granted an injunction in the other two related cases, mentioned above, the situation was also applicable to the sector encompassed by that association, therefore, the decision shall also apply to this association. Under those conditions, the claims brought by the claimants shall be admitted - in the joinder of the three claims - and the claimants and the companies represented by them are entitled to have a differential VAT regime applicable to the sectors involved which shall be created, enforced and regulated by the authorities duly empowered by the Constitution to such end. This regime shall guarantee the full exercise of the rights recognized under Section 14 of the National Constitution, as well as the maintenance of the exception provided under Section 2 of Decree No. 746/03 from the repeal of Section 52 of Decree No. 1387/01. On December 3, 2015, the Supreme Court of Argentina dismissed the appeal filed by the Executive Branch. Therefore, the decision rendered by the Court of Appeals became firm and final.

As a result of the foregoing, Cablevisión and its subsidiaries started to calculate employer’s contributions as tax credit on VAT as from September 2015. The amount calculated by the Company as of December 31, 2016 and 2015 was approximately Ps. 741.3 and Ps. 237 million, respectively.

u) On September 8, 2009, Multicanal was served with CNDC Resolution No. 106/09, dated September 4, 2009, whereby the CNDC ordered an audit to articulate and harmonize the several aspects of Resolution No. 577/09 issued by the COMFER, with Resolution No. 257/07 issued by the Secretariat of Domestic Trade, whereby it had rejected the merger of the Company and Multicanal. Resolution No. 106/09 also sets forth that the notifying companies shall not be able to remove or replace physical and legal assets as, from the enactment of such resolution and until the end of the audit and/or resolution of the CNDC.

Notwithstanding the required filings made by the Company and its shareholders on December 7, 2007 (date on which the SCI granted authorization) to prove that they were complying with the commitment agreed with the CNDC, on September 23, 2009, the SCI issued Resolution No. 641, whereby it ordered the CNDC to verify compliance with the parties’ proposed commitment by visiting the parties’ premises, requesting reports, reviewing documents and information and carrying out hearings, among other things.

On December 11, 2009, the Company notified the CNDC of the completion and corresponding verification of the fulfillment of the voluntary undertakings made by the Company at the time of the enactment of SCI Resolution No. 257/07. On December 15, 2009, the Federal Court of Appeals on Civil and Commercial Matters, Chamber No. 2, issued a preliminary injunction in re “Grupo Clarín S.A. c/ Secretaría de Comercio Interior y otros s/ medidas cautelares” (case 10506/09), partially acknowledging the preliminary injunction requested by Grupo Clarín, and instructing the CNDC and the SCI to notify Grupo Clarín whenever their own verification of the Company’s fulfillment of its undertakings had been concluded, regardless of the result. Should such agencies have any observations, they should notify Grupo Clarín within a term of 10 days. On the same date, the CNDC issued Resolution No. 1011/09, whereby it deemed the Company’s voluntary undertakings unfulfilled and declared the rescission of the authorization granted under Resolution 257/07 dated December 7, 2007.

On December 17, 2009, the Federal Court of Appeals on Commercial-Criminal Matters Chamber A, decided to suspend the term to appeal Resolution No. 1011/09 until the main case was transferred back to the CNDC, considering it had been in such court since December 16, 2009.

On December 17, 2009, the CNDC notified the Company of the initiation of the motion for execution of Resolution No. 1011/09. On December 18, 2009, Chamber No. 2 of the Federal Court of Appeals on Civil and Commercial Matters, issued an injunction in re “Grupo Clarín S.A. c/ Secretaría de Comercio Interior y otros s/ medidas cautelares”, which suspended the effects of Resolution No. 1011/09 until the notice set forth in the preliminary injunction of December 15, 2009 was served. Accordingly, the CNDC served notice to the Company by means of Resolution No. 1101/09.

On December 30, 2009, Chamber No. 2 of the Federal Court of Appeals on Civil and Commercial Matters, issued a preliminary injunction in re “Grupo Clarín S.A. c/ Secretaría de Comercio Interior y otros s/ medidas cautelares”, partially acknowledging Grupo Clarín’s request and suspending the term for Grupo Clarín to respond to Resolution

No. 1101/09 until Grupo Clarín is granted access to the administrative proceedings related to the charges brought by the CNDC in its Opinion No. 770/09 (on which Resolution No. 1011/09 was based).

On February 19, 2010, the Company requested the nullification of the notice, and as a default argument, submitted the response requested under Resolution No. 1101/09. On February 26, 2010, the Federal Court of Appeals on Commercial-Criminal Matters approved the recusation filed by the Company and excluded the Secretary of Domestic Trade from the proceedings.

On March 3, 2010, the Argentine Ministry of Economy and Public Finance issued Resolution No. 113 (subscribed by the Minister of Economy, Dr. Amado Boudou) rejecting the request for the nullification of Resolution No. 1011/09, the requests for abstention and excusation of certain officials, and all the evidence produced in connection with such request for nullification. In addition, the undertakings made under Resolution No. 257/07 were deemed unfulfilled, thus declaring the rescission of the authorization granted under such resolution. The parties involved were ordered to take all necessary actions to comply with such rescission within a term of six months, and to inform the CNDC about the progress made in that respect on a monthly basis. Such resolution was appealed in due time and form. The appeal was granted without staying the execution of judgment.

On April 20, 2010, Chamber No. 2 of the Federal Court of Appeals on Civil and Commercial Matters, granted the appeal filed by Grupo Clarín S.A. in re “Grupo Clarín s/ retardo de la elevación de las actuaciones” and decided that the appeal granted by the CNDC to Grupo Clarín against Resolution No. 113/10 had the effect of staying such resolution. The National Government filed an appeal asking that the court of appeals revoke its own decision with respect to the effect granted to the April 20 decision and that it decline its jurisdiction. It also filed an extraordinary appeal. Both appeals were dismissed. Chamber No. 2 requested the administrative file to analyze the case.

On September 17, 2015, the Court rendered a decision in favor of the Company, revoking Resolution No. 113/10 in its entirety. Both parties were notified of the decision on the above date. The National Government - Ministry of Economy filed an appeal to have the case brought before the Supreme Court, which was substantiated in February 2016.

On March 21, 2016, the Company was served with the decision to dismiss the appeal that had been filed by the National Government - Ministry of Economy and Public Finance. Therefore, SCI Resolution No. 257/07 and the effects of the authorization are in full force and effect to date.

On March 31, 2016, the National Government - Ministry of Economy and Public Finance filed a direct appeal before the Supreme Court of Argentina.

Subsequently, the National Government abandoned the Direct Appeal and the Supreme Court deemed it abandoned on June 7, 2016. Therefore, MECON Resolution No. 113/10 is considered to be null and void.

v) On April 5, 2017, a subsidiary of the Company received a notification from the Under-Secretary of State for Taxation of Treasury (“SET”) of the Republic of Paraguay, whereby that subsidiary was informed that it had failed to determine the additional IRACIS rate on the accumulated results of the companies merged in 2014. The Company´s subsidiary consider that it has solid arguments to support its position.

29.2. Frequency reassignment in Uruguay

The Executive Branch of Uruguay issued Decree No. 73/012, published in the Official Gazzette on March 16, 2012, whereby it expressly repealed Decree No, 231/11, which had revoked certain signals’ broadcast frequencies. However, the new decree ratified and repeated — virtually in identical terms — the decree that was being repealed, and added certain provisions that caused further detriment to the two affected companies with which a subsidiary of Cablevisión has contractual arrangements in place. Consequently, on March 23, 2012, the affected companies filed an appeal requesting that Decree No. 73/012 be revoked. The appeal is still pending resolution.

In May, 2012, the aforesaid companies brought a legal action with the Court on Administrative Litigation Matters requesting the nullification of the resolution and the suspension of its execution. This motion to suspend the execution of the challenged resolution was brought as a separate case, and progressed through the corresponding instances. The office of the Attorney General for Administrative Litigation Matters in its opinion No. 412/013 advised the Court on Administrative Litigation Matters to grant the motion to suspend the execution of the challenged resolution for formal reasons, but the Court dismissed the motion of suspension. Notwithstanding the foregoing, as of the date of these financial statements, the government authority has not yet enforced the decree.

On September 30, 2014, the Court on Administrative Litigation Matters rendered decisions No. 416/2014 and No. 446/2014 whereby it annulled Decrees No. 73/012 and No. 231/011, respectively, for formal reasons.

On March 9, 2015, Decree No. 82/015 was published in the Official Gazette, whereby the Executive Branch 1) repealed Decree No. 73/012; 2) awarded 16 stations to be held in common (the same stations) by BERSABEL S.A. and VISION SATELITAL S.A. for a term of 15 years: Two of the 16 stations are awarded on a secondary basis, which means that they may be exposed to interferences and they do not have the right to bring any claim in connection thereto; 3) ordered that use of existing stations cease within 18 months of their award to mobile service operators; 4) authorized both companies expressly to increase the number of TV signals (stations) included in their respective services making use of digitization techniques; 5) ordered both companies submit before the Communication Services Regulatory Agency (“URSEC”, for its Spanish acronym), within a fixed term of 60 calendar days as from the date of publication of the Decree, a technical plan for the migration and release of stations, which plan shall be assessed and approved by such agency (such plan was submitted on May 7, 2015); 6) provided that the Bidding Terms governing the bid for frequency bands that were owned by both companies shall include an economic compensation mechanism for both companies to cover the expenses incurred in adapting their systems to the new stations awarded to them, in the amount of USD 7,000,000.

Even though both companies’ request for the annulment of Decree No. 153/012 was granted for formal reasons (failure to serve prior notice) by the Court on Administrative Litigation Matters (decision 455 of June 11, 2015), it should be noted that this decision does not change prior considerations about the terms of Decree No. 82/015 with respect to both companies due to the fact that Decree No. 305/015 (which substituted Decree No. 153/012) confirmed the allocation of channels 21 through 36 (512 MHz - 608 MHz) and 38 through 41 (614 MHz - 638 MHz), of 6 MHz each, in the UHF band exclusively for rendering accessible, free, digital broadcast television services all over the country, except for channels 35 (596-602 MHz), 36 (602-608 MHz) and 38 through 41 (614-638 MHz) only in the geographic area for which BERSABEL S.A. and VISION SATELITAL S.A. had received authorization, which will be used solely for rendering television services to subscribers through the codified UHF system, as it had been previously and expressly stated in Section 5 of Decree No. 82/015 (which repealed and amended the language of Section 1 of the above-mentioned Decree No. 153/012).

NOTE 30 - TAXES PAYABLE

	12.31.2016	12.31.2015
	Ps.
Non-Current
National taxes	3,776,292	10,123,846
	3,776,292	10,123,846

Current
National taxes	1,534,374,200	769,484,561
Provincial taxes	28,345,208	24,727,433
Municipal taxes	57,398,365	28,535,960
	1,620,117,773	822,747,954

NOTE 31 - OTHER PAYABLES

	12.31.2016	12.31.2015
	Ps.
Non-current
Revenues to accrue	109,397,233	110,990,675
Other	1,090,397	800
	110,487,630	110,991,475

Current
Dividends payable — Related parties (Note 33)	1,794,126	1,688,242
Fees to directors and syndics	1,073,030	11,708,261
Revenues to accrue	237,524,327	145,795,434
Financial instruments	—	—
Other	6,122,630	1,262,569
	246,514,113	160,454,506

NOTE 32 - ACCOUNTS PAYABLE AND OTHERS

	12.31.2016	12.31.2015
	Ps.
Current
Suppliers	1,559,529,835	968,586,248
Commercial accruals	1,290,124,791	707,428,082
Related parties (Note 33)	203,735,757	129,957,127
Social accruals	1,303,953,175	944,462,049
	4,357,343,558	2,750,433,506

During the last quarter of 2007, the Company, together with its subsidiaries, began to implement a long term savings plan for certain executives (directors and managers comprising the “executive payroll”), which became effective as from January 2008. Executives who adhere to such plan will undertake to contribute regularly a portion of their salary (variable within a certain range, at the employee’s option) to a fund that will allow them to strengthen their savings capacity. Furthermore, each company where such executives render services will match the sum contributed by such executives, to which, only under certain conditions, the employees may access such funds upon retirement of the plan.

Additionally, the above mentioned plan provides for certain special conditions for managers who were on the “executive payroll” before January 1, 2007. Such conditions consist of supplementary contributions made by each company to the plan related to the executive’s years of service with the Company. At December 31, 2016, the total amount related to such supplementary contributions was of approximately Ps. 14.3, million and the charge to income will be deferred until the retirement of each executive.

During 2013, and in view of the current environment, certain changes were made to the savings system, though maintaining in its essence the operation mechanism and the main characteristics with regard to the obligations undertaken by the company.

Pursuant to IAS 19, the aforesaid savings plan qualifies as a Defined Contribution Plan, which means that the companies’ contributions shall be charged to net income on a monthly basis as from the date the plan becomes effective.

NOTE 33 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The compensation paid to the Board of Directors and Senior Management of the Company for fiscal years ended December 31, 2016, 2015 and 2014 was of Ps. 75 million, 183 million and Ps. 40 million respectively.

The fees paid to the Board of Directors for the year ended December 31, 2016 amounted to approximately Ps. 9.8 million, out of which as of year-end, Ps. 9.8 million have already been paid, and will be put to the consideration of the shareholders at the Shareholders’ Meeting.

The fees paid to the Board of Directors for the year ended December 31, 2015 amounted to approximately Ps. 137.3 million, out of which as of year-end, Ps. 137.3 million have already been paid, and will be put to the consideration of the shareholders at the Shareholders’ Meeting.

The fees paid to the Board of Directors for the year ended December 31, 2014 amounted to approximately Ps. 5 million, out of which as of year-end, Ps. 5 million have already been paid, and will be put to the consideration of the shareholders at the Shareholders’ Meeting.

Below are the outstanding balances between the Company and related parties at December 31, 2016 and 2015:

	12.31.2016	12.31.2015
	Ps.
Non-Current and Current Assets
Other receivables
Controlling companies	—	176,541
Associates	19,696,266	18,742,145
Other related parties	92,639	88,048
Trade receivables
Controlling companies	—	6,121
Associates	131,273	—
Other related parties	49,942,817	50,991,996
Investments
Other related parties	314,438,866	697,057,242
Controlling company	365,498,268	—
Non-Current and Current liabilities
Bank and financial debt
Associates	(8,588,329)	(22,708,887)
Accounts payable and others
Controlling companies	(6,343,679)	(31)
Associates	(3,326,521)	(6,235,107)
Other related parties	(194,065,557)	(123,721,989)

The following table shows the transactions between the Company and related parties at December 31, 2016, 2015 and 2014:

Company	Concept	12.31.2016	12.31.2015	12.31.2014
			Ps.

Direct and indirect shareholders of the control group	Technical assistance services	(74,400,000)	(77,120,000)	(40,800,000)
	Sales of services	1,301,941	754,876	651,211
	Loans received	—	(117,882,661)	—
	Interest on debt	—	(1,980,648)	—
	Other placements (1)	357,535,000	—	—
	Interest on other placements	2,327,817	—	—

(1)         As of December 31, 2016 the Company holds a credit by a loan with a shareholder for USD 23 million, due in June 2021. That credit accrues interest at an annual rate of 6.5% which may be capitalized on a semi-annual basis in June and December of each year. The first capitalization was in June 2017.

Company	Concept	12.31.2016	12.31.2015	12.31.2014
Associates	Sales of services	7,219,633	8,892,123	6,184,132
	Other sales	27,907,252	16,032,875	8,164,395
	Loans received	(9,900,000)	(18,943,376)	(16,203,809)
	Interest on debt	(2,055,184)	(2,242,601)	(1,355,276)
	Other purchases	(6,809,554)	(10,396,346)	(3,176,375)
	Other receivables (1)	18,121,157	44,103,387	44,327,039

Company	Concept	12.31.2016	12.31.2015	12.31.2014
Other related parties	Sales of advertising	1,534,785	766,187	170,600
	Other sales	33,216,760	39,626,653	27,389,252
	Other placements	—	—	67,824,176
	Interest on other placements	51,058,069	50,043,739	47,043,600
	Programming costs	(753,486,333)	(522,887,428)	(389,197,708)
	Publishing and distribution of magazines	(220,921,593)	(155,086,739)	(133,072,712)
	Consultancy services	(122,447,747)	(98,488,484)	(69,537,038)
	Purchase of advertising	(69,038,428)	(51,852,883)	(39,229,387)
	Other purchases	(23,552,770)	(10,113,045)	(5,732,141)

(1) Includes the items detailed in Note 23.2.

During year ended December 31, 2016, there were no transactions with related parties outside the ordinary course of business, or significant changes in balances, except for those detailed in Note 23.

Agreements with shareholders

On June 28, 2008, Cablevisión and Grupo Clarín executed a supplementary agreement to the technical assistance agreement, effective as of September 26, 2006, whereby they amended the volume of the services rendered by Grupo Clarín and the mechanism used to determine that company’s annual fee.

On January 6, 2017, January 5, 2016 and January 5, 2015 respectively, the agreements were amended, setting Grupo Clarín’s annual fees.

NOTE 34 — JOINT VENTURES — Prima AND UTE Ertach - Prima

The following amounts are included in the Company’s financial statements as a result of the joint participation in the UTE Ertach — Prima:

	12.31.2016	12.31.2015
	Ps.
Dividends received	—	—
Summarized financial information:
Assets
Non-Current Assets	18,786,896	8,173,162

Other current assets	153,380,178	108,081,551
Cash and cash equivalents	2,753,190	30,539,028
Current assets	156,133,368	138,620,579

Liabilities
Non-current loans	7,104,189	6,056,756
Other non-current liabilities	—	—
Non-Current Liabilities	7,104,189	6,056,756

Current loans	125,048,784	73,259,048
Other current liabilities	—	—
Current Liabilities	125,048,784	73,259,048

	12.31.2016	12.31.2015	12.31.2014
	Ps.
Income	105,781,736	107,010,817	85,685,384
Depreciation and amortization	(843,196)	(346,805)	(1,679,798)
Interest expense	(203)	(1,499)	(1,933,716)
Income from continuing operations	(24,710,646)	7,330,010	(255,273)
Total comprehensive income	(24,710,646)	7,330,010	(255,273)

During April 2005, the Board of Directors of Prima approved the formation of a joint venture with Ertach S.A. in order to prepare an offer for the public bid launched by the Provincial Direction of Information Technology and Communications, under the jurisdiction of the General Secretary of the Government of the Province of Buenos Aires.

The purpose of the UTE Ertach — Prima is to provide data transmission services and order channels necessary to integrate the agencies of the provincial public administration and the municipalities into a single provincial data communications network.

In connection with the aforesaid, in June 2005 both companies executed a joint venture agreement, whereby the parties agreed that each partner’s participation in results, expenses and revenues would be 50%.

On August 8, 2005, the Government of the Province of Buenos Aires issued Decree No. 1761, whereby it approved the public bidding process and awarded the above-mentioned service to the UTE Ertach — Prima for a term of four years, with the possibility of extending such term. On October 13, 2009, the Government of the Province of Buenos Aires (Bidder) issued Decree No. 2106/09, whereby it granted a 1-year extension, maintaining the effectiveness of the Agreement until December 31, 2011. The bidding terms also provide for a contractual period of up to 18 months, upon termination of the agreement, for the migration of the services, called the “uninstallation period”, during which the terms and conditions of the service shall remain in effect. In addition, the bidding terms provide that the UTE Ertach — Prima is obliged to continue rendering all services as may be required by and for the term that the Province may set until a new Awardee has concluded the “Initial Service Phase” or its equivalent under its new agreement or until the Province, deems the contractual relationship terminated with a two-month prior notice.

On October 17, 2011, the Provincial Direction of Communications, under the jurisdiction of the General Secretary of the Government of the Province of Buenos Aires, informed the continuation of the service for the period between January 1, 2012 and June 30, 2012 and the extension thereof for the period between July 1, 2012 and November 30, 2013. Additionally, on December 27, 2012 the Provincial Direction of Communications, under the jurisdiction of the General Secretary of the Government of the Province of Buenos Aires, informed the extension of the Single Provincial Data Network through April 30, 2015 pursuant to Decree 1613/2012.

On January 22, 2015, the Company was notified in the corresponding administrative file that on January 15, 2015, the Under Secretariat of Administrative Coordination submitted the report issued by the Provincial Prosecutor’s Office to the Provincial Communications Administration, in order to continue with the proceedures to request an extension of the “Termination of the Single Provincial Data Network Services Phase” for the period ranging from May 1, 2015 to October 30, 2017 from the Government of the Province of Buenos Aires.

In view of the above-mentioned precedents and taking into consideration the experience of the legal advisors of the UTE in connection with public services of this size, the UTE’s Management believes that it is likely to continue to render its services until October 30, 2017 under the “Termination of Services Phase”.

The Province of Buenos Aires issued Decree No. 592/2016 which regulates Law No. 14,815 whereby it declared the administrative and technological emergency in the Province. Consequently and for grounded reasons, the Management of the UTE Ertach — Prima understands that the provision of the services fell within the framework of that decree and that it decided to continue providing the services rendered by the UTE Ertach — Prima under the modality provided in the public bid that gave raise to those services serving those regulations as a legal framework.

In addition, within the framework of the above-mentioned Decree and at the request of the Province, the UTE filed during February 2017 an economic-technical proposal for similar services to those currently provided for a term of twenty-four months as from the execution of the corresponding agreement, which to date is pending approval by the Telecommunications Administration of the Province. The approval of the administrative file for the execution of the respective agreement is also pending. The UTE’s Management believes that it will obtain the approval soon, which will allow the UTE to render services at least for a minimum period of two years with the possibility of obtaining new extensions.

NOTE 35 - DERIVATIVE FINANCIAL INSTRUMENTS

	12.31.2016		12.31.2015
	Assets	Liabilities	Assets	Liabilities
	Ps.
Forward contracts to purchase foreign currency - fair value hedges	—	—	11,628,000	—
Total	—	—	11,628,000	—
Less non-current part
Forward contracts to purchase foreign currency - fair value hedges	—	—	—	—
Total	—	—	—	—
Current part	—	—	11,628,000	—

There are no inefficiencies derived from fair value hedges that should be recognized.

NOTE 36 - FINANCIAL RISK MANAGEMENT

The Company and its controlled companies engage in transactions involving financial instruments registered in equity accounts, which are used to cover their needs, and which entail exposure to market, currency and interest rate risks. Management of such risks is centralized on the Company’s Executive Committee.

36.1. Financial risk factors

a) Capital risk

The Company manages its capital structure so as to have sufficient liquidity to continue investing in the updating of its networks, in order to increase revenues and operating cash flows, and to comply with all commitments assumed under its notes. The Company seeks to maintain an adequate level of net debt vis-à-vis its adjusted EBITDA. The net debt to EBITDA ratio, which is the quotient between net debt (loans set off by the balances of “Cash and banks” and “Current investments”, cash equivalents - See Note 2.23) and EBITDA, was 0.63, 0.61 and 0.59 as of December 31, 2016, 2015 and 2014 respectively. Pursuant to commitments undertaken by the Company, the ratio must not exceed 2.25.

b) Foreign exchange risk

The Company makes transactions in foreign currency and, therefore, it is exposed to fluctuations in the exchange rate. A portion of the Company’s financial debt is denominated in U.S. dollars, whereas its revenues are generated in the currency of the country in which it operates.

Therefore, the Company has executed forward foreign exchange purchases.

Monetary assets and liabilities denominated in foreign currency (U.S. dollar) at the end of the reporting years are as follows:

	12.31.2016	12.31.2015
	Ps.
ASSETS
Other receivables	75,715,940	64,675,714
Trade receivables	713,554	519,714,898
Investments	2,028,930,770	697,057,242
Cash and banks	750,989,254	1,414,140,503
Total assets	2,856,349,518	2,695,588,357

LIABILITIES
Bank and financial debt	9,536,177,835	6,091,496,173
Provisions and other charges	131,151	110,099
Other payables	1,653,069	61,380,751
Accounts payable and others	649,296,192	237,791,939
Total liabilities	10,187,258,247	6,390,778,962

Considering the balances as of December 31, 2016, and 2015 of financial assets and liabilities exposed to exchange rate fluctuations, Cablevisión estimates that an impact of a 20% favorable/unfavorable, fluctuation in the U.S. dollar would generate income/loss before taxes of Ps. 1,466.2 million and Ps. 739.0 million in 2016 and 2015, respectively. On the other hand, upon a 20% favorable/unfavorable fluctuation in the U.S. dollar exchange rate, the result of foreign currency derivative contracts would generate an income/loss before taxes of Ps.23.2 million and Ps. 77.3 million in 2016 and 2015, respectively.

c) Fair value interest rate risk

Cablevisión is exposed to interest rate risk because it has borrowed money at fixed and variable interest rates. No hedge agreements have been executed to mitigate the risk of interest rate fluctuation (See interest rates on loans in Note 25).

At December 31, 2016, Cablevisión is not exposed to interest rate risk because it has only borrowed money at fixed interest rates.

The Company estimates that if interest rates had been 100 points higher and all other variables had remained constant, the additional loss before taxes would have been of Ps. 5.8 million in 2015.

d) Price risk

The Company is exposed to the risk of fluctuation in the market price of mutual funds, notes, bonds and foreign currency derivatives.

The Company’s sensitivity to variations in the market price of these instruments is detailed below:

	12.31.2016	12.31.2015
	Ps.
Investments valued at quoted prices at closing (1)	1,854,868,372	890,262,986
Other receivables valued at quoted prices at closing	—	11,628,000
Other liabilities valued at quoted prices at closing	—	—

(1)   Consists primarily of mutual funds Ps. 1,517,011,570 and Ps. 734,764,736 at December 31, 2016 and 2015 respectively and securities and bonds Ps. 337,856,802 and Ps. 155,498,250 at December 31, 2016 and 2015, respectively

Cablevisión estimates that the impact of a 10% favorable/unfavorable fluctuation of the quoted price of mutual funds, with all other variables remaining constant, would have generated an income/loss before taxes of Ps. 185.5 million and Ps. 89.0 million in 2016 and 2015, respectively. While income from foreign exchange agreements in case of a 20% favorable/unfavorable fluctuation in the U.S. dollar exchange rate would generate income/loss before taxes of Ps. 23.2 million and Ps. 77.3 million in 2016 and 2015 respectively.

e) Credit risk

Credit risk affects cash and cash equivalents, deposits held at banks and financial institutions, as well as credit exposure with customers, including other remaining credits and committed transactions. The Company actively monitors the creditworthiness of its treasury instruments and the counterparties related to derivatives in order to minimize credit risk. In addition, if invoices are not paid when due, several actions are initiated to provide for the collection thereof.

Bank deposits are held in first tier banks.

No significant credit risk concentration is observed concerning customers due to the atomization of the subscriber base.

As of December 31, 2016 and 2015, non-impaired past due trade receivables amounted to Ps. 577.5 million and Ps. 401.4 million respectively. They are predominantly credits of Cablevisión and the time lapsed since their maturity is in most cases up to 3 months. These receivables involve customers with no recent insolvency record.

As of the same dates, the allowances for bad debts were of Ps. 347.0 million and Ps. 195.7 million respectively. This allowance for trade receivables is sufficient to cover all past due bad debts.

f) Liquidity risk

The liquidity risk is the risk that the Company may not be able to fulfill its financial obligations when due. Cablevisión manages liquidity risk through the management of its capital structure and, if possible, access to different capital markets. It also manages liquidity risk through a constant review of estimated cash flows to ensure that it will have enough liquidity to fulfill its obligations.

The table below includes a breakdown of financial liabilities by relevant maturity groups based on the liabilities’ remaining terms. Figures are expressed in millions of pesos and represent undiscounted cash flows (principal plus contractual interest).

The Company believes that the cash flows generated by its operations or the access to financing sources will allow it to meet its financial obligations.

Maturities	Other liabilities	Financial debt	Total 12.31.2016
Past due	515	—	515
With no term	275	—	275
First quarter 2017	2,891	357	3,248
Second quarter 2017	1,291	495	1,786
Third quarter 2017	—	215	215
Fourth quarter 2017	—	500	500
January 2018 onwards	5	10,401	10,406
	4,977	11,968	16,945

Maturities	Other liabilities	Financial debt	Total 12.31.2015
Past due	586	—	586
With no term	178	—	178
First quarter 2016	1,661	730	2,391
Second quarter 2016	117	372	489
Third quarter 2016	343	1,043	1,386
Fourth quarter 2016	4	1,158	1,162
January 2017 onwards	10	4,246	4,256
	2,899	7,549	10,448

36.2. Financial instruments by category

	12.31.2016	12.31.2015
	Ps.
Financial assets
Loans and receivables
Credits and receivables (1) (2)	2,386,854,470	1,720,475,035
Cash and banks	1,246,653,024	1,765,860,661
Investments (3)	1,268,654,707	717,346,545

At fair value through profit or loss
Current investments	1,854,868,372	890,262,986
Financial instruments	—	11,628,000
	6,757,030,573	5,105,573,227

Financial liabilities
Amortized cost
Loans	9,558,544,599	6,621,169,498
Accounts payable and other liabilities (4)	4,977,166,445	2,898,900,162

At fair value through profit or loss
Financial instruments	—	—
	14,535,711,044	9,520,069,660

(1)         Net of Ps. 346,960,306 and Ps. 195,726,226 of provision for doubtful trade receivables, at December 31, 2016 and 2015, respectively.

(2)         Includes Ps. 69,862,995 and Ps. 70,004,851 of credits with related parties, at December 31, 2016 and 2015, respectively.

(3)         Includes Ps. 1,133,469,884 and Ps. 697,057,242 of investments to related parties at December 31, 2016 and 2015, respectively

(4)         Includes Ps. 203,735,757 and Ps. 203,735,757 of debt with related parties, at December 31, 2016 and 2015, respectively.

36.3. Financial instruments at fair value

The following table shows the Company’s financial assets and liabilities valued at fair value as of the end of each year:

	12.31.2016	Trading prices (Level 1)	Other significant observable items (Level 2)
	Ps.
Assets
Current investments	1,854,868,372	1,854,868,372	—
Derivative financial instruments	—	—	—

	12.31.2015	Trading prices (Level 1)	Other significant observable items (Level 2)
	Ps.
Assets
Current investments	890,262,986	890,262,986	—
Derivative financial instruments	11,628,000	—	11,628,000

Financial assets are valued using quoted prices for identical assets and liabilities (Level 1), and the prices of similar instruments obtained from the information sources available in the market (Level 2). As of December 31, 2016 and 2015, the Company did not have any asset or liability that had not been compared against observable market data to determine its fair value (Level 3).

36.4. Fair value of financial instruments

The book value of cash, accounts receivable and current liabilities is similar to their fair value, due to the short-term maturities of these instruments. Non current financial credits were generated on a date close to the end of the year ended as of December 31, 2016 and 2015 their amortized cost is similar to their fair value.

The fair value of non-current financial liabilities (level 2) is determined based on the future cash flows of the debt discounted at the market rate available to the Company for debt with similar terms (currency and remaining term), prevailing at the time of measurement.

The estimated fair value of non current financial liabilities is as follows (in thousands of pesos):

	12.31.2016		12.31.2015
	Book value	Fair value	Book value	Fair value

Bank and financial debt - non-current	8,579,454	8,773,651	3,866,187	3,804,276

NOTE 37 — AWARD UNDER THE PUBLIC BIDDING PROCESS CONDUCTED BY THE GOVERNMENT OF THE AUTONOMOUS CITY OF BUENOS AIRES

On June 7, 2011, the Government of the City of Buenos Aires issued Decree No. 316, whereby it approved a public bidding process to contract comprehensive digital services for educational purposes for elementary school students in the City of Buenos Aires. Such services include, but are not limited to, the delivery of one netbook per student and one notebook per teacher under a gratuitous bailment agreement, connectivity, first and second level support, content access control, and replacement in the event of theft or damage and new license, both with certain limitations. The bid was awarded to Prima for a five-year term, which will begin after certain requirements had been meet. As consideration, Prima would receive an amount per student, teacher and school. As of December 31, 2011 the initial requirements for the agreement to come into effect and for Prima to start billing thereunder had been met. The contract expired on November 28, 2016, however the parties agreed to one-year extention.

NOTE 38 — SUBSEQUENT EVENTS

a) Note 22 describes the main events that occurred after December 31, 2016 related to the composition of the Share capital.

b) Note 23 describes the main events that occurred after December 31, 2016 related to the resolution of the Ordinary and Extraordinary General shareholder’s Meeting.

c) Note 25 decribes the main events that took place after December 31, 2016 in connection with the subscription and the cancellation of bank loans.

d) Note 28 decribes the main events that took place after December 31, 2016 in connection with the Society’s regulatory situation.

e) Note 34 decribes the main events that took place after December 31, 2016 in connection with the joint participation.

NOTE 39 — APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company’s Board of Directors and their issue has been authorized for September 4, 2017.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Cablevisión S.A.

We have audited the accompanying consolidated statement of financial position of Cablevisión S.A. and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cablevisión S.A. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We would like to emphasize the information contained in Note 29.1 i) to the consolidated financial statements, which describes the situation related to the resolution issued by the regulator to calculate the monthly fee payable by the users of cable television services, whose decision cannot be foreseen to date. Our opinion is not modified with respect to this matter.

/s/ Price Waterhouse & Co. S.R.L.

Buenos Aires, Argentina

September 4th, 2017

ANNEX C

Telecom’s Unaudited Pro Forma Consolidated Financial Information

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information is presented to illustrate the Merger. For further information, see the section entitled “The Merger”. The unaudited pro forma consolidated statement of financial position as of June 30, 2017 and the unaudited pro forma consolidated statement of income for the six-month period ended June 30, 2017 are based upon, derived from, and should be read in conjunction with (i) the unaudited condensed consolidated financial statements of Telecom as of and for the six-month periods ended June 30, 2017 and 2016, which are available on Form 6-K filed with the SEC on September 11, 2017 (the “Telecom 1H 2017 Form 6-K”), and (ii) the unaudited condensed consolidated financial statements of Cablevisión as of and for the six-month periods ended June 30, 2017 and 2016, which are included as Annex A in this report on Form 6-K (the “Cablevisión 1H 2017 Financial Statements”). Additionally, the unaudited pro forma consolidated statement of income for the year ended December 31, 2016 are based upon, derived from, and should be read in conjunction with (i) the audited consolidated financial statements of Telecom as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which are available in the Telecom 2016 Form 20-F filed with the SEC on April 26, 2017 (the “Telecom 2016 Form 20-F”), and (ii) the audited consolidated financial statements of Cablevisión as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which are included as Annex B in this report on Form 6-K (the “Cablevisión 2016 Audited Financial Statements”).

The accompanying unaudited pro forma consolidated financial information give effect to adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated statement of income, are expected to have a continuing impact on the consolidated results. The unaudited pro forma consolidated statement of financial position assumes that the Merger was consummated on June 30, 2017 and the unaudited pro forma consolidated income statements assume that the Merger was consummated on January 1, 2016.

The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3 “Business Combinations” (“IFRS 3”), with Cablevisión selected as the accounting acquirer under this guidance.

Under IFRS 3, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Telecom’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain preliminary estimates were used which will be updated upon finalization of the purchase accounting in our historical financial statements for periods reflecting the acquisition. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement.

The unaudited pro forma consolidated financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated consolidated financial position or future results of operations that the merged company will experience after the Merger. In addition, the accompanying unaudited pro forma consolidated statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the Merger or the impact of any non-recurring activity and one-time transaction-related or integration-related items.

We prepared the following unaudited pro forma consolidated financial information by applying certain pro forma adjustments to Telecom and Cablevisión’s historical consolidated financial statements. We have based the pro forma adjustments on available information and certain assumptions that we believe are reasonable under the circumstances. The actual adjustments to the Telecom consolidated financial statements for future periods will depend upon a number of factors and additional information that will be available on or after the closing date of the Merger. Accordingly, the actual adjustments that will appear in the Telecom consolidated financial statements for future periods will differ from these pro forma adjustments, and those differences may be material.

Unaudited Pro Forma Consolidated Statement of Financial Position

as of June 30, 2017

(in millions of pesos)

	Column I	Column II		Column IV	Column V
	Telecom	Cablevisión	Column III	Elimination of	Pro Forma		Pro Forma
	Argentina S,A,	S,A,	Reclassifications	balances	Adjustments	Ref.	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	3,490	731	960	—	—		5,181
Investments	1,622	1,107	(960)	—	—		1,769
Trade receivables	7,854	2,235	—	(15)	—		10,074
Other receivables	1,068	951	—	—	—		2,019
Inventories	1,251	175	—	—	—		1,426
Total current assets	15,285	5,199	—	(15)	—		20,469
Non-Current Assets
Trade receivables	15	—	—	—	—		15
Other receivables	417	287	—	—	—		704
Income taxes assets	809	83	—	—	(385)	2.I.(c) 3)	507
Investments	3,532	1,233	244	—	(54)		4,955
Investments in associates	—	244	(244)	—	—		—
Goodwill	—	4,028	—	—	23,091	2.I.(d)	27,119
Property, plant and equipment	24,727	19,115	—	—	28,211	2.I.(c) 1)	72,053
Intangible assets	7,381	2,375	—	—	26,315	2.I.(c) 2)	36,071
Total non-current assets	36,881	27,365	—	—	77,178		141,424
TOTAL ASSETS	52,166	32,564	—	(15)	77,178		161,893
LIABILITIES
Current Liabilities
Trade payables	9,963	4,901	(1,165)	(15)	—		13,684
Deferred revenues	1,061	—	194	—	(26)	2.I.(c) 4)	1,229
Financial debt	1,604	941	—	—	(37)		2,508
Salaries and social security payables	1,665	—	1,165	—	—		2,830
Income tax payables	1,861	—	1,232	—	—		3,093
Other taxes payables	1,327	1,931	(1,232)	—	—		2,026
Dividends payables	19	—	808	—	—		827
Other liabilities	72	1,006	(1,002)	—	—		76
Provisions	340	—	—	—	—		340
Total Current Liabilities	17,912	8,779	—	(15)	(63)		26,613
Non-Current Liabilities
Trade payables	157	—	—	—	—		157
Deferred revenues	416	—	115	—	(36)	2.I.(c) 4)	495
Financial debt	7,844	9,049	—	—	(45)		16,848
Salaries and social security payables	200	—	—	—	—		200
Deferred income tax liabilities	242	347	—	—	18,731	2.I.(c) 3)	19,320
Income tax payables	4	4	—	—	—		8
Other liabilities	199	115	(115)	—	—		199
Provisions	1,554	1,011	—	—	—		2,565
Total Non-Current Liabilities	10,616	10,526	—	—	18,650		39,792
TOTAL LIABILITIES	28,528	19,305	—	(15)	18,587		66,405
EQUITY
Capital nominal - outstanding shares	969	1,200	—	—	(15)	2.I.(e)	2,154
Inflation adjustment - outstanding shares	2,646	—	—	—	—		2,646
Capital nominal - treasury shares	15	—	—	—	—		15
Inflation adjustment - treasury shares	42	—	—	—	—		42
Treasury shares acquisition cost	(461)	—	—	—	—		(461)
Contributed surplus	—	—	—	—	58,955	2.I.(e)	58,955
Legal reserve	734	240	—	—	—		974
Special reserve for IFRS implementation	351	43	—	—	—		394
Voluntary reserve for capital investments	461	—	—	—	—		461
Voluntary reserve for future dividends payments	13,881	151	—	—	—		14,032
Other comprehensive income	749	1,300	—	—	(749)	2.I.(f)	1,300
Cost of equity interest increase in controlled companies	(3)	—	—	—	—		(3)
Voluntary reserve to maintain the level of investments in fixed assets and the current level of solvency	—	6,747	—	—	—		6,747
Retained earnings	3,615	3,139	—	—	—		6,754
Equity attributable to Parent	22,999	12,820	—	—	58,191		94,010
Equity attributable to non-controlling interest	639	439	—	—	400		1,478
TOTAL EQUITY	23,638	13,259	—	—	58,591		95,488
TOTAL LIABILITIES AND EQUITY	52,166	32,564	—	(15)	77,178		161,893

We provide the unaudited pro forma consolidated income statements for informational purposes only. The unaudited pro forma consolidated income statements neither purport to represent what our results of operations would have been had the Merger actually occurred on the assumed dates, nor purport to project our results of operations for any future period or future date.

Unaudited Pro Forma Consolidated Income Statement

for the six-month period ended June 30, 2017

(in millions of pesos, except per share data in Argentine pesos)

	Column I	Column II		Column IV	Column V
	Telecom	Cablevisión	Column III	Elimination of	Pro Forma		Pro Forma
	Argentina S,A,	S,A,	Reclassifications	transactions	Adjustments	Ref.	Consolidated
Revenues	30,544	19,233	—	(62)	(13)	2.II.(a)	49,702
Other income	39	12	(12)	—	—		39
Total revenues and other income	30,583	19,245	(12)	(62)	(13)		49,741
Employee benefit expenses and severance payments	(5,878)	—	(3,230)	—	—		(9,108)
Interconnection costs and other telecommunication charges	(1,532)	—	(356)	62	—		(1,826)
Fees for services, maintenance, materials and supplies	(2,959)	—	(2,130)	—	—		(5,089)
Taxes and fees with the Regulatory Authority	(2,870)	—	(1,129)	—	5	2.II.(b)	(3,994)
Commissions	(1,803)	—	(511)	—	—		(2,314)
Cost of equipments and handsets	(2,769)	—	(155)	—	—		(2,924)
Programming costs	—	—	(2,487)	—	—		(2,487)
Advertising	(479)	—	(364)	—	—		(843)
Cost of Value-Added Services	(466)	—	—	—	—		(466)
Provisions	(259)	—	(85)	—	—		(344)
Bad debt expenses	(675)	—	(252)	—	—		(927)
Cost of sales	—	(8,655)	8,655	—	—		—
Selling expenses	—	(2,741)	2,741	—	—		—
Administrative expenses	—	(2,156)	2,156	—	—		—
Other operating expenses	(1,549)	—	(709)	—	—		(2,258)
Depreciation and amortization	(3,392)	—	(1,834)	—	(2,172)	2.II.(d)	(7,398)
Impairment of property, plant and equipment	(101)	—	(15)	—	—		(116)
Operating income	5,851	5,693	283	—	(2,180)		9,647
Equity in earnings from associates	—	78	—	—	—		78
Finance income	1,016	—	156	—	1		1,173
Finance expenses	(1,276)	(894)	(439)	—	(2)		(2,611)
Income before income tax expense	5,591	4,877	—	—	(2,181)		8,287
Income tax expense	(1,952)	(1,705)	—	—	763	2.II.(e)	(2,894)
Net income for the period	3,639	3,172	—	—	(1,418)		5,393

Attributable to:
Controlling Company	3,615	3,139	—	—	(1,372)		5,382
Non-controlling interest	24	33	—	—	(46)		11
	3,639	3,172	—	—	(1,418)		5,393

Weighted average number of ordinary shares outstanding	969,159,605	120,000					2,153,688,011
Earnings per share (Basic and Diluted)	3.73	26,158.33					2.50

Unaudited Pro Forma Consolidated Income Statement

for the year ended December 31, 2016

(in millions of pesos, except per share data in Argentine pesos)

	Column I	Column II		Column IV	Column V
	Telecom	Cablevisión	Column III	Elimination of	Pro Forma		Pro Forma
	Argentina S,A,	S,A,	Reclassifications	transactions	Adjustments	Ref.	Consolidated
Revenues	53,240	30,571	—	(139)	(25)	2.II.(a)	83,647
Other income	83	—	—	—	—		83
Total revenues and other income	53,323	30,571	—	(139)	(25)		83,730
Employee benefit expenses and severance payments	(9,800)	—	(5,389)	—	—		(15,189)
Interconnection costs and other telecommunication charges	(2,553)	—	(698)	139	—		(3,112)
Fees for services, maintenance, materials and supplies	(5,006)	—	(3,648)	—	—		(8,654)
Taxes and fees with the Regulatory Authority	(5,125)	—	(1,660)	—	10	2.II.(b)	(6,775)
Commissions	(3,849)	—	(861)	—	—		(4,710)
Cost of equipments and handsets	(6,188)	—	(446)	—	(155)	2.II.(c)	(6,789)
Programming costs	—	—	(3,932)	—	—		(3,932)
Advertising	(874)	—	(621)	—	—		(1,495)
Cost of Value-Added Services	(1,499)	—	—	—	—		(1,499)
Provisions	(187)	—	(121)	—	—		(308)
Bad debt expenses	(1,228)	—	(376)	—	—		(1,604)
Cost of sales	—	(14,190)	14,190	—	—		—
Selling expenses	—	(4,398)	4,398	—	—		—
Administrative expenses	—	(3,641)	3,641	—	—		—
Other operating expenses	(2,590)	(11)	(1,328)	—	—		(3,929)
Depreciation and amortization	(6,198)	—	(2,588)	—	(4,343)	2.II.(d)	(13,129)
Impairment of property, plant and equipment	(383)	—	(22)	—	—		(405)
Operating income	7,843	8,331	539	—	(4,513)		12,200
Result for acquisition of companies	—	114	—	—	—		114
Equity in earnings from associates	—	131	—	—	—		131
Finance income	1,006	222	565	—	38		1,831
Finance expenses	(3,250)	(2,596)	(1,104)	—	(5)		(6,955)
Income before income tax expense	5,599	6,202	—	—	(4,480)		7,321
Income tax expense	(1,594)	(2,095)	—	—	1,568	2.II.(e)	(2,121)
Net income for the year	4,005	4,107	—	—	(2,912)		5,200

Attributable to:
Controlling Company	3,975	4,045	—	—	(2,819)		5,201
Non-controlling interest	30	62	—	—	(93)		(1)
	4,005	4,107	—	—	(2,912)		5,200

Weighted average number of ordinary shares outstanding	969,159,605	120,000					2,153,688,011
Earnings per share (Basic and Diluted)	4.10	33,708.33					2.41

1.         Accounting for the Merger

The unaudited pro forma consolidated financial information has been prepared using the acquisition method of accounting under the provisions of IFRS 3 and is based on the historical financial information of Telecom and Cablevisión. Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma consolidated financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma consolidated financial information and the merged company’s future consolidated financial statements.

The Merger of Telecom and Cablevisión will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, with Cablevisión selected as the accounting acquirer under this guidance. The factors that were considered in determining that Cablevisión should be treated as the accounting acquirer in the Merger were (i) the relative voting rights in the surviving entity (55% for the current shareholders of Cablevisión and 45% for the current shareholders of Telecom), (ii) the composition of the board of directors in the surviving entity and other committees (audit, supervisory and executive) (iii) the relative fair value assigned to Cablevisión and Telecom and (iv) the composition of senior management of the surviving entity.

2.         Reclassifications / Eliminations of balances and transactions / Pro forma adjustments

I.           Unaudited pro forma consolidated statement of financial position as of June 30, 2017

Column I shows the historical consolidated financial data of Telecom derived from the unaudited condensed consolidated financial statements of Telecom as of and for the six-month periods ended June 30, 2017 and 2016, which are available in the Telecom 1H 2017 Form 6-K.

Column II shows the historical consolidated financial data of Cablevisión derived from the unaudited condensed consolidated financial statements of Cablevisión as of and for the six-month periods ended June 30,2017 and 2016, which are included as Annex A in this report on Form 6-K.

Column III shows certain reclassifications made to the historical statements of financial position in order to conform to presentation standards to be used after the Merger, consisting of the following: 1) short-term investments with original maturity not exceeding three months have been reclassified from Current

Investments to Cash and cash equivalents; 2) investments in associates have been reclassified from Non-Current Investments in associates to Non-Current Investments; 3) salaries and other short-term benefits payable have been reclassified from Current Trade payables to Current Salaries and social security payables; 4) income tax payables have been reclassified from Current Other taxes payables to Current Income tax payables; and 5) deferred revenues have been reclassified from Current and Non-Current Other liabilities to Current and Non-Current Deferred revenues, respectively.

Column IV provides for the elimination of certain reciprocal balances held between Telecom and Cablevisión as of June 30, 2017, mainly arising from the telecommunication interconnection operations.

Column V shows the pro forma adjustments derived from accounting for the Merger under the following assumptions:

(a)         The Merger has been accounted for as a reverse acquisition under IFRS 3. Under this accounting method, Telecom (the surviving entity) has been considered the accounting acquiree and Cablevisión (the legally absorbed entity) has been considered the accounting acquirer.

(b)         Consideration paid for the business combination amounted to US$ 4,912 million (equivalent to Ps. 81,190 million). Consideration paid has been determined on the basis of the quoted market price of Telecom’s ADS at June 30, 2017 (the approval date of the preliminary merger agreement), as this is considered a more reliable measure of consideration effectively transferred to effect the business combination. The closing market price of Telecom’s ADS in the New York Stock Exchange at June 30, 2017 amounted to US$ 25.34 per ADS. A US$ 1 increase/decrease in the market price of Telecom’s ADS would represent an increase/decrease of US$ 193.8 million in the consideration paid.

(c)          Consideration paid has been allocated to identifiable assets and liabilities of Telecom (the accounting acquiree) based on their estimated fair value. The purchase price has been allocated mainly to:

1)             Ps. 28,211 million to Property, plant and equipment based on the market comparative method for real estate properties and vehicles, and the estimated replacement cost, as adjusted to reflect physical deterioration for telecommunications-specific fixed assets. The purchase price has been allocated mainly to Land and Building (Ps. 9,796 million), Transmission equipment (Ps. 3,282 million) and Mobile network access and External wiring (Ps. 7,287 million).

2)             Ps. 26,315 million to Intangible assets as follows: mobile licenses (Ps. 11,676 million) based on the market comparative method, customer relationships (Ps. 6,966 million) based on the discounted cash flows method, trademarks (Ps. 7,715 million) based on comparative royalties over gross sales and miscellaneous (Ps. -42 million).

3)             Ps. 19,116 million to Deferred income tax liabilities (of which Ps. 385 million have been offset by Deferred income tax assets corresponding to the companies to be merged) as a result of applying the enacted tax law as of the end of the reporting period using the statutory income tax rate in force in Argentina (35%) to temporary differences arising from the pro forma adjustments.

4)             Ps. 26 million and Ps. 36 million to Current and Non-Current Deferred revenues on connection fees and capacity rental, respectively, based on the estimated fair value of the obligation assumed.

(d)         Goodwill has been recognised for the excess of consideration paid (Ps. 81,190 million) over the fair value of net identifiable assets attributable to Telecom, net of the related tax effect, amounting to Ps. 58,099 million. Under Argentine Law, goodwill is not deductible for income tax purposes.

(e)          The amount recognised as issued equity instruments after the Merger results from the sum of (i) the fair value of the equity instruments issued to effect the business combination after deducting the carrying values immediately before the business combination corresponding to reserves and retained earnings of Telecom to be carried forward after the Merger, as approved by the shareholders of both Companies and (ii) the accounting acquirer’s issued equity immediately before the business combination. However, the equity structure shown reflects the accounting acquiree’s equity structure, including the equity instruments issued by the accounting acquiree to effect the Merger.

(f)           The retained earnings and other equity balances recognised after the Merger result from the sum of their carrying values corresponding to Telecom and Cablevisión immediately before the business combination, except for the elimination of Other comprehensive income of Telecom, as approved by the shareholders of both Companies.

II.      Unaudited pro forma consolidated income statements for the six-month period ended June 30, 2017 and for the year ended December 31, 2016

Column I shows the historical unaudited consolidated financial data of Telecom for the six-month period ended June 30, 2017 and the historical audited consolidated financial data of Telecom for the year ended December 31, 2016 derived from Telecom 1H 2017 Form 6-K and Telecom 2016 Form 20-F, respectively.

Column II shows the historical unaudited consolidated financial data of Cablevisión for the six-month period ended June 30, 2017 and the historical audited consolidated financial data of Cablevisión for the year ended December 31, 2016 derived from Cablevisión 1H 2017 Financial Statements and Cablevisión 2016 Audited Financial Statements, respectively.

Column III shows certain reclassifications made to the historical income statements in order to conform to presentation standards to be used after the Merger. Mainly, the Cost of sales and Selling and Administrative expenses have been reclassified to each of operating expenses by nature and the Taxes on deposits to and withdrawals from bank accounts have been reclassified from Taxes and fees with the Regulatory Authority to Finances expenses.

Column IV provides for the elimination of certain reciprocal transactions between Telecom and Cablevisión for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 mainly related to telecommunication interconnection transactions.

Column V shows the pro forma adjustments, which comprise mainly the following:

(a)         Lower revenues from the decrease in recognition of deferred revenues on connections fees as consequence of the purchase price allocation.

(b)         Lower tax charges and regulatory fees derived from the elimination of billings between Telecom and Cablevisión following the Merger.

(c)          Higher cost of sales of handsets in the year ended December 31, 2016 resulting from the increase in value of inventories at the beginning of the year as a consequence of the purchase price allocation.

(d)         Higher depreciation charges resulting from the increase in value of Telecom’s fixed assets as a consequence of the purchase price allocation, and higher amortization charges resulting from the increase in value of Telecom’s intangible assets as a consequence of the purchase price allocation. Useful lives of Telecom’s fixed assets are the same as those disclosed in the audited consolidated financial statements of Telecom as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which are available in Telecom 2016 Form 20-F. Useful lives of intangible assets recorded as a result of the purchase price allocation are mainly as follows: indefinite lives for trademarks and some licenses, other licenses between 13 and 15 years, and customer relationships between 5 and 11 years.

(e)          The related income tax effects on the adjustments described in a) to d) above based on the enacted tax law as of the end of the reporting period.

The unaudited pro forma earnings per share data is computed by dividing the unaudited pro forma consolidated net income for the period/year attributable to the controlling shareholder by the number of Telecom’s outstanding shares after the Merger, including 1,184,528,406 ordinary shares to be issued by Telecom to effect the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Invesora S.A.

Date: September 11, 2017	By:	/s/ María Blanco Salgado
Name: María Blanco Salgado
Title: Officer in Charge of Market Relations